KYTO BIOPHARMA, INC.
                          41A AVENUE ROAD, YORK SQUARE
                            TORONTO, ONTARIO, M5R 2G3
                              PHONE (416) 955-0349
                               FAX (416) 364-1522




Jeffrey Riedler                                       Friday, September 16, 2005
Assistant Director
United Sates Securities and Exchange Commission

Re:      Kyto Biopharma, Inc.
         Form 10-KSB for the Year Ended March 31, 2005 Filed June 29, 2004 File No. 000-50390

Please find enclosed for your perusal our responses to the comments sent to us. In order to facilitate your review, we have prepared the following documents:

o In Appendix A, the response and requested information according to the list of comments sent to us on August 29, 2005.
o In Appendix B, you will find a red lined copy of the changes according to responses provided in Appendix A.
o And finally in Appendix C, you will find all the agreements filed with this Amended Form 10-KSB.

We also acknowledge that:

o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
o Staff comments or changes to disclosure in response staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;
o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States;

We hope the above to be satisfactory.

Yours very truly,

Kyto Biopharma, Inc.



_______________________
Jean-Luc Berger, Ph.D.
President & C.E.O.

                                   APPENDIX A
                                   ----------

GENERAL

1. PLEASE INCLUDE THE INFORMATION REQUIRED BY ITEM 406 OF REGULATION S-B REGARDING A CODE OF ETHICS. SEE ITEM 9 OF FORM 10-KSB.

The Company is not in compliance with the above requirement. The Company intends to satisfy the disclosure requirement of the Code of Ethics. In that regard, Management and the Board of Directors have initiated the drafting of the Code of Ethics and expect to file the document in a timely manner. Our Form 10-KSB has been amended with the following section in Part III, Item 9:


     (F) CODE OF ETHICS

At the time of filing this Form 10-KSB, the Company has not adopted a code of ethics that applies to all directors, officers, employees and agents including its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. Management and the Board of Directors have initiated the drafting of the Code of Ethics and expect to file the document in a timely manner.

The Code of Ethics is intended to promote, among other things:

     o honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

     o full, fair, accurate, timely and understandable disclosure in continuous disclosure reports and documents filed with or submitted to securities regulators, and other public communications;

     o    compliance with applicable governmental laws, rules and regulations;

     o prompt internal reporting of violations of the Code to the appropriate person identified in the Code; and,

     o    accountability for adherence to the Code.

The Code of Ethics is intended to provide general guidance as to ethical behaviour when dealing with other people - from employees, officers and directors to customers, suppliers, government authorities and the public. The Code of Ethics of Kyto Biopharma will be available at a dedicated page on the Company's website (www.kytobiopharma.com). All of our directors, officers, employees, agents and consultants are expected to adhere to the principles of the Code of Ethics in their dealings with us.

BUSINESS OF THE ISSUER
----------------------

2. REVISE THE PRODUCT CANDIDATE TABLES ON PAGES 3 AND 8 TO INDICATE WHETHER THE CANDIDATE IS IN THE PRE-CLINICAL STAGE OF DEVELOPMENT OR THE CLINICAL STAGE OF DEVELOPMENT. IF IT IS IN A CLINICAL STAGE OF DEVELOPMENT, INDICATE WHETHER AN IND HAS BEEN FILED AND IF IT IS IN PHASE I, II, III OR IV OF CLINICAL TRIALS.

Tables on pages 3 and 8 have been revised according to the comment and indicate now that the product candidates of the Company are in the pre-clinical stage of development.

3. ON PAGE 5 YOU REFER TO "EXISTING RELATIONSHIPS WITH OTHER PARTIES". PLEASE REVISE TO DESCRIBE THESE RELATIONSHIPS. IF YOU ARE CURRENTLY DEPENDENT ON AGREEMENTS WITH THESE PARTIES, THE MATERIAL TERMS OF THE AGREEMENTS MUST BE DESCRIBED IN THE FILING AND THE AGREEMENTS MUST BE FILED AS EXHIBITS.

The paragraph has been modified with the underlined sentence, Details of the relationships has been added to Section (3) and filing of the agreements as exhibits has been made accordingly (see responses below to comments 4 & 5).

Our strategy for the research, development and commercialization of our potential biopharmaceutical products may require us to enter into various arrangements with corporate and academic collaborators, licensors, licensees and others, in addition to our existing relationships with other parties (for details see below section (3) Research and Development Programs). Specifically, we may seek to joint venture, sublicense or enter other marketing arrangements with parties that have an established marketing capability or we may choose to pursue the commercialization of such products on our own. We may, however, be unable to establish such additional collaborative arrangements, license agreements, or marketing agreements as we may deem necessary to develop, commercialize and market our potential pharmaceutical products on acceptable terms.

4. DISCLOSE THE MATERIAL TERMS OF YOUR AGREEMENTS WITH NYU AND THE RESEARCH FOUNDATION OF THE STATE UNIVERSITY OF NEW YORK INCLUDING:

     o    AMOUNTS RECEIVED TO DATE

     o    AGGREGATE AMOUNT OF POTENTIAL MILESTONES PAYMENTS

     o    EACH PARTY'S OBLIGATIONS UNDER THE AGREEMENT

     o    EXISTENCE OF REVENUE SHARING OR ROYALTY ARRANGEMENTS; AND

     o    EXPIRATION AND TERMINATION PROVISIONS.

Form 10-KSB has been amended with the following section included in Part I, Item 1, (b) Business of the Issuer in section (3) Research and development programs.


(3)      Research and Development Programs

     ...


In common with other biotechnology companies, it has been the Company's strategy to develop technologies that target the development of therapeutics which address large unmet market opportunities. A hallmark of this business strategy is to leverage strategic alliances with biotechnology companies and academic centers to enhance internal development. In congruence with the above trends, the Company has implemented the first phase intended to leverage the development, regulatory and commercialization expertise of potential corporate partners to accelerate the development of its products while retaining full or co-promotion rights, as implemented with the research programs with the State University of New York, New-York University, and Medarex Inc. Currently, this strategy circumvents costly implementation and operation of laboratory facilities, reduces development costs and maximizes flexibility.

In order to conduct the research necessary to conduct pre-clinical and proceed later into human clinical trials, experience in several scientific areas is required. For the current effort in targeting the vitamin B12 pathway, these include:

(a)  Knowledge of vitamin B12 metabolism and cellular uptake;
(b)  Diseases and market awareness, with initial focus in Oncology
(c)  Gene cloning and expression (i.e. recombinant protein technology);
(d)  Organic chemistry;
(e)  Scale-up manufacture of drug candidates; and
(f) In vitro and in vivo models to study toxicity and therapeutic efficacy of drug candidates

Some of our product development programs depend on our ability to maintain rights under collaboration agreements. These partners have the power to terminate the agreements with us if we fail to meet our obligations under these agreements. If we default under any of these collaboration agreements, we may lose or partially lose our rights to market and sell any future products based on the developed technologies.

The Research Foundation of State University of New York

On August 1999, the Company and The Research Foundation of State University of New York (RFSUNY) have entered into a research collaboration agreement (the "RFSUNY Agreement") aimed to evaluate and investigate the biological activities of monoclonal antibodies and vitamin B12 related agents that have potential uses in patient care and treatment. The RFSUNY Agreement was further amended with Extension Modification of Research Collaboration Agreement Modification No. 1 and No. 2 entered on February 2001 and December 2004, respectively.

The RFSUNY Agreement grants the Company an option to negotiate and acquire an exclusive world-wide, royalty bearing license to the antibodies. The Company and RFSUNY agreed to enter into good faith negotiations regarding the terms and conditions of said license, and further agree to negotiate license fee rates and other payments that are fair and reasonable to both parties. If RFSUNY and the Company fail to enter into an agreement during that period of time, the Company shall have a right of first refusal to any terms generally more favourable offered by the University to a third party for a period of one year thereafter. To date, the parties did not enter into the negotiation period. The Company paid $97,392.00 in November 2004 for the work performed under the RFSUNY Agreement and Modification No. 1 and $35,000 in January 2005 under Modification No. 2 for a total of $132,392 paid to RFSUNY. In December 2004, the Company signed an Extension Modification of Research Collaboration Agreement Modification No. 2 with RFSUNNY regarding the research and development of the use of monoclonal antibodies to block the vitamin B12 uptake by cancer cells for funding consideration of $35,000 to be appropriated for the initial 6 months of the conduct of the research plan from January 1, 2005 through June 30, 2005. Also, the Company shall amend patent No. 5,688,504 to legally establish joint ownership with RFSUNY. The $35,000 was paid in January 2005.

New York University

On November 1999, the Company and New York University ("NYU") have entered into a collaborative research agreement (the "NYU Agreement") to synthesize new vitamin B12 analogs. For the work performed under the terms of NYU Agreement, the Company was indebted to NYU in the aggregate amount of $102,780, and the parties agreed to convert this debt into common stock from treasury of the Company for issuance of 113,058 common shares pursuant to the terms of a Debt Settlement Agreement and Put option (the "Put Option Agreement") dated November 19, 2002. Specifically, three years from the date of the initial settlement, the put option holders have a thirty-day period in which to notify the Company of their intent to put the options back to the Company at a redemption price of $1.00 per share. The Company will then have 90 days from the notification date to make the required payment. To date, the Company has not received a notification from NYU regarding their intention to redeem their shares according to the Put Option Agreement. Under the NYU Agreement, NYU granted the Company an exclusive option at any time during the option period to negotiate a new agreement with respect to an exclusive worldwide license to use and practice the Research Technology. The license shall include reasonable and customary terms and conditions (including, but not limited to reasonable royalties) with respect to university-industry agreements. The Agreement is expected to be terminated once the Option period is expired.To date, the parties did not initiate the option period and the Company has no further financial obligation towards NYU.

Medarex Inc.

On January 2001, the Company and Medarex Inc. (NasdaqNM:MEDX) have entered into an agreement for the research, development and commercialization of novel cancer therapeutics through the application of Medarex's UltiMAb Human Antibody Development Systemsm. The Company is contributing several cancer related targets to the collaboration. By having access to Medarex' human antibody platform and development capability, the Company will be able to efficiently advance its development program to human clinical trials and reduce operating costs. The Medarex' T-12 Development program TM - "Target to Trial" in about 12 months - has been documented as one of the most advanced approach for the development of high affinity fully human therapeutic antibodies.

Under terms of the agreement, the Company will develop and commercialize human antibody products resulting from this alliance. Medarex is responsible for generating fully human antibodies to targets provided by Kyto. Some of the scientific emanating from the collaboration with Medarex is outlined below:

     o Creation of high-affinity, fully human antibodies against targets delivered by the Company

     o    Cell line development

     o    Purification process development

     o    Quality control assay development and validation

     o    Scale up of complete production process

     o    Production and release of lot for toxicology studies

     o Production and release of vialed products for Phase I/II clinical trials

     o    Preparation and maintenance of various reports and records, including
          SOPs

     o Preparation and submission of a Drug Master File to U.S. FDA, and/or European regulatory agencies

During January 2001, the Company issued 400,000 fully vested common shares to Medarex (a third party research and development subcontractor) to be used as credit against $1,200,000 in future invoiced license and royalty fees. Based on the contract, the shares had a fair value of $3.00 per share and stated anti-dilution provisions provided to Medarex, the Company valued the 400,000 shares at $1,200,000, which reflected the best available evidence as to the valuation of these shares at the time of issuance. The value, considered a prepaid expense, was recorded as deferred consulting fees deducted from stockholders' deficiency, to be amortized against future invoices. During 2003, in accordance with the anti-dilution provision, the Company issued an additional 800,000 shares for common stock having a fair value of $1.00 per share based on recent transactions upon which certain accounts payable and loans payable with related and unrelated parties were settled. For financial accounting purposes, the additional shares are valued at $800,000 based on contemporaneous transactions at $1.00 per share and were recorded as an addition to the $1,200,000 deferred consulting fees for a total of $2,000,000.

During the year ended March 31, 2001, we entered into an agreement with Medarex for services totaling $200,000. On November 11, 2002, the Company and Medarex mutually agreed that in lieu of the $200,000 payment, Medarex would accept 100,000 shares of the Company's common stock valued at $1.00 totaling $100,000. In addition, the Company also executed a $100,000 unsecured promissory note with Medarex. Under the terms of the promissory note, the obligation bears interest at prime plus 1% (6.75% at March 31, 2005). Interest is accrued and payable quarterly. At March 31, 2005, accrued interest totaled $13,029. In connection with the promissory note, all principal and accrued interest is payable in full upon the earliest of the following:

               (i) The date on which the Company raises at least $1,000,000 in funding within a twelve-month period;

               (ii) The date on which an agreement between the Company, vendor and other unrelated party terminates; or

               (iii) Three years from the date of the promissory note (i.e. the note is due in November 2005)

     As of March 31, 2005, no services had yet been performed under the terms of the agreement. As a result of the 1,300,000 shares issued, Medarex is a principal stockholder of the Company with approximately 11.0% of the outstanding common shares and thus, a related party.

5. FILE THE AGREEMENTS WITH NYU AND THE RESEARCH FOUNDATION OF THE STATE UNIVERSITY OF NEW YORK AS EXHIBITS.

The following agreements are being filed:

Research collaboration agreement (the "RFSUNY Agreement") signed between the Company and The Research Foundation of State University of New York (RFSUNY) (dated August 1999).

Extension/Modification Research Collaboration Agreement between the Research Foundation of State University of New York and B Twelve, Inc., Modification No. 1 (dated February 2001).

Extension/Modification Research Collaboration Agreement between the Research Foundation of State University of New York and B Twelve, Inc. (Kyto Biopharma, Inc.), Modification No. 2 (dated December 2004).

Collaborative research agreement (the "NYU Agreement") to synthesize new vitamin B12 analogs signed between the Company and New York University ("NYU") (dated November 1999)

Debt Settlement Agreement and Put Option (dated November 2002) between Kyto Biopharma, Inc. and New York University.


6.   PLEASE EXPLAIN THE TERM "TIME-LIMITING PROJECT MILESTONES".

The following text was deleted from the sentence (including the term "time-limiting project milestones"): "in order to meet time-limiting project milestones". The intent was to stress the complex nature of product development which was introduced by "to permit the conduct of concurrent studies". The sentence complies now with the plain English rule and amendments of the Securities Act of 1933.

7. WE NOTE YOUR STATEMENT ON PAGE 8 THAT YOU ARE FOCUSING YOUR FINANCIAL RESOURCES ON THE DEVELOPMENT OF YOUR MONOCLONAL ANTIBODIES AND PRECLINICAL DEVELOPMENT OF PACLITAXEL. PLEASE REVISE TO CLARIFY WHETHER ANY RESEARCH OR DEVELOPMENT ACTIVITIES RELATING TO YOUR OTHER PRODUCT CANDIDATES WERE CONDUCTED DURING THE YEAR ENDED MARCH 31, 2005.

The section has been revised and should be read as follow:


     All our drug candidates are still in research and preclinical development, which means that they have not yet been tested on humans. We will need to commit significant time and resources to develop these product candidates. Because of capital constraints, the Company has decided to focus its financial resources to
i) the development of its monoclonal antibodies and ii) the pre-clinical development of its first lead drug candidate based on paclitaxel conjugated to vitamin B12 for out-licensing.

     The Company intends to further leverage its resources by continuing to enter into strategic alliances and novel financing mechanisms to enhance its internal development and commercialization capabilities. Moreover the Company will continue to focus its resources on research and development activities by outsourcing its requirements for manufacturing, regulatory and clinical monitoring activities. This will allow the Company to focus on its core discovery and development programs. We believe this model is consistent with current biotechnology and pharmaceutical industry licensing practices. In addition, although out-licensing is a primary strategy of the Company, we may choose to retain co-development or marketing rights to particular drug products if we consider it appropriate to do so. Our objectives in seeking to out-license candidates include:

     o Obtaining long term revenues streams from royalty payments on the sale of the products

     o Providing access to the resources and experience of large pharmaceutical or biotechnology companies

     o    Obtaining up-front payments for products sub-licensing rights

     o    Minimizing development expenditures through cost sharing programs

     As the first drug candidate based on our drug delivery technology - paclitaxel conjugated to vitamin B12 - enters formal preclinical program, the Company plans to outsource specific study components to a Chemical Contract Manufacturer (CCM) and an integrated Contract Research Organizations (CRO) to permit the conduct of concurrent studies. During the preclinical development of a new drug candidate, a diverse number of studies relating chemistry, formulation, animal pharmacology, toxicology, manufacturing and clinical supplies are required to meet the regulatory requirements of an Investigational New Drug (IND) submission. During the fiscal year, we had several meetings with potential third parties to determine their interest to license or co-develop the paclitaxel conjugate. We also reviewed the possibility to have a CRO as a strategic partner as opposed to a service provider. Due to the limited internal project management staff, we may prefer to outsource the entire pre-clinical program to a vertically integrated CRO capable of handling studies from discovery screening to IND filing. Based on discussion with independent chemical manufacturer contractors and CROs, we anticipate a budget of $2.0 million to file an IND with the FDA and a development time frame of 18 to 24 months per selected bioconjugate. To date, the Company did not enter into any agreements with any third parties for the future development of the paclitaxel conjugate.

     During the fiscal year, some data issued of the monoclonal antibodies program were reviewed by the Company and submitted for publications in peer-reviewed scientific journals by the State University of New York. The

Company intends to make these peer-reviewed papers available to the public via News Release and posting them on its website as it receives confirmation letter from the editors. The Company will increase its meeting with potential partners during the third and fourth quarter of the current calendar year in order to seek a partner to further co-develop these antibodies. Based on discussion with Medarex, the Company anticipates a budget of $2.0 million to file an IND with the FDA and a development time frame of 12 to 18 month per selected antibody.

     Our compounds may not enter human clinical trials on a timely basis, if at all, and we may not develop any product candidates suitable for commercialization. Prior to commercialization, each product candidate will require significant additional research, development and preclinical testing and extensive clinical investigation before submission of any regulatory application for marketing approval. Potential products that appear to be promising at early stages of development may not reach the market for a number of reasons. Potential products may: i) be found ineffective or cause harmful side effects during preclinical testing or clinical trials, ii) fail to receive necessary regulatory approvals, iii) be difficult to manufacture on a large scale, iv) be uneconomical to produce, v) fail to achieve market acceptance, or vi) be precluded from commercialization by proprietary rights of third parties.

     The Company has no specific marketing plans beyond those mentioned above. Future marketing will depend upon the amount of capital realized by the Company.


8. ON PAGE 8 YOU STATE THAT YOU ARE CO-ASSIGNEE ON THE ISSUED AND PENDING PATENTS ALONG WITH DIFFERENT UNIVERSITIES. ARE THERE ANY UNIVERSITIES, OTHER THAN NYU AND THE STATE UNIVERSITY OF NEW-YORK THAT YOU CO-OWN PATENTS WITH? IF THERE ARE, PLEASE REVISE TO DISCLOSE THIS INFORMATION AND DESCRIBE THE TERMS OF YOUR AGREEMENTS WITH THESE UNIVERSITIES. IF YOU ARE SUBSTANTIALLY DEPENDENT ON YOUR AGREEMENTS WITH THESE UNIVERSITIES, PLEASE FILE THE AGREEMENTS AS EXHIBITS.

The Company is currently co-assigned to the reported issued patents only with the State University of New York. The following information has been added to the Section (5) regarding the patents:


     To date, 16 patents have been issued. Kyto is co-assignee on the issued and pending patents along with the State University of New York. The Company shall also amend patent No. 5,688,504 to legally establish joint ownership with RFSUNY according to an Extension Modification of Research Collaboration Agreement with the Research Foundation of State University of New York (RFSUNNY) signed in December 2004. The following is a list of the issued patents:



MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS
----------------------------------------------------------

9. WE NOTE THAT YOU INCURRED $1,406,250 IN CONSULTING EXPENSES DURING THE YEAR ENDED MARCH 31, 2005. PLEASE REVISE TO DESCRIBE THE NATURE OF THE CONSULTING EXPENSES AND WHETHER YOU EXPECT TO CONTINUE TO INCUR SIMILAR EXPENSES IN THE UPCOMING YEAR. WE NOTE THE DISCLOSURE IN THE FOOTNOTES TO

     THE FINANCIAL STATEMENTS THAT THE EXPENSES IS RELATED TO A SERVICES AGREEMENT TO GENERATE AND INCREASE CUSTOMER INTEREST IN YOUR PRODUCTS AND TECHNOLOGIES. GIVEN THAT YOU CURRENTLY DO NOT HAVE ANY PRODUCTS THAT ARE COMMERCIALLY AVAILABLE, PLEASE EXPLAIN THE MEANING OF THE STATEMENT AND PROVIDE A MORE SPECIFIC DESCRIPTION OF THE SERVICES YOU RECEIVED. ALSO, PROVIDE US WITH AN ANALYSIS SUPPORTING YOUR DETERMINATION THAT THE AGREEMENT IS NOT REQUIRED TO BE FILED.

     The financial statements disclose clearly that the services are to be recognized over the service period of November 1, 2004 through October 31, 2006. Also, it is stated that a consulting expense of $1,406,250 was recorded as of March 31, 2005. The balance of the consulting fees will continue to be expensed over the remaining period.

     Our drug/product candidates are actually real products. However, we took a conservative approach in our filings and other public materials to clearly indicate that they are not commercial products and that consequently we do not expect revenues from sales to patients, recurrent or not. While not on the market, they are of course not available to patients, but they are available to potential partners for co-development, licensing or sale which is in line not only with our business strategy but also with the one of the biotechnology industry. Small biotechnology companies discover, assume the risks of early drug/product development and as deemed necessary sell or co-partner further development of the drugs. For all our agreements, the Company and the third party (company or academic institutions) are usually using the terms "Drugs" "products" or "molecules", as they all represent the same entity in the context of these agreements. Consequently, we don't believe that it is an abuse to have used this language ("customers", "products", "technologies") since they are a reality of our market, the biotechnology one.

     The Services Agreement has been previously filed on November 1, 2004 by the Company as Exhibit 1.1 to Form S-8. The Agreement is now listed in the list of Exhibit as suggested in Item 11 below. List of Exhibits of Form 10-KSB has been amended to reflect this filing.

     Also, for better disclosure as suggested in the above comment, the following paragraph has been added to Item 6 (a) Plan of Operation:


     In November 2004, the Company entered into a services agreement ("Serfati Agreement") with Gerard Serfati, for two years to generate and increase customer interest in the Company's technologies and related products, and explore merger/acquisition opportunities. For the services to be rendered, the Company issued 4,500,000 shares of common stock. The stock was valued at the quoted trading price of $1.50 on the grant date resulting in a total value of $6,750,000 to be recognized over the service period of November 1, 2004 through October 31, 2006. A consulting expense of $1,406,250 was recorded as of March 31, 2005. The balance of the consulting fees will continue to be expensed over the remaining period of the Serfati Agreement. The Company, which has limited human resources, is expecting to benefit from this relationship. Based in

Switzerland (Geneva), Serfati is assisting Management in investigating new research collaborations and acquisition to support the Company in its development. The Company will continue to explore business opportunities overseas and in North America. To date, no Letter of Intention or Research Collaboration has been consumed under the Serfati Agreement.



SIGNATURES PAGE
---------------

10. WE NOTE THE FILING DOES NOT INCLUDE THE SIGNATURE OF YOUR CONTROLLER OR PRINCIPAL ACCOUNTING OFFICER. IN FUTURE FILINGS OF YOUR FORM 10-KSB, PLEASE INCLUDE THIS SIGNATURE. IF JEAN-LUC BERGER ALSO SERVES AS THE CONTROLLER OR PRINCIPAL ACCOUNTING OFFICER, HIS SIGNATURE SHOULD BE CAPTIONED AS SUCH. SEE GENERAL INSTRUCTION C.2 TO FORM 10-KSB.

Form 10 K-SB has been amended with the proper signature.


EXHIBITS

11. PLEASE FILE YOUR SERVICES AGREEMENTS WITH GERARD SERFATI AS AN EXHIBIT. YOU MAY INCORPORATE THE EXHIBIT BY REFERENCE TO THE EXHIBIT FILED WITH YOUR FORM S-8 BUT IT MUST BE INCLUDED IN THE EXHIBIT INDEX WITH DISCLOSURE INDICATING THAT IT IS INCORPORATED BY REFERENCE AND WHEN IT WAS FILED.

The Services Agreement is included in the Exhibit Index with reference to previous filing on Form S-8 filed on November 1, 2004..

                                   APPENDIX B
                                   ----------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-KSB/A

(Mark One)

[X]  ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE  SECURITIES  EXCHANGE ACT OF
     1934

                    For the fiscal year ended March 31, 2005
                                              --------------

     TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE EXCHANGE ACT OF 1934

          For the transition period from _____________ to ____________

             Commission file number _______________________________


                              KYTO BIOPHARMA, INC.
           (Name of small business issuer as specified in its charter)


           FLORIDA                                           65-1086538
(State or other jurisdiction of                            (IRS Employer
 Incorporation or organization)                         Identification No.)


41A AVENUE ROAD, TORONTO, ONTARIO, CANADA                     M5R 2G3
(Address of principal executive offices)                     (Zip Code)

                   Issuer's telephone number: (416) 955-0349

           Securities registered under Section 12(b) of the Act: NONE

             Securities registered under Section 12(g) of the Act:
                 COMMON STOCK, $.0001 PAR VALUE ("COMMON STOCK")

         Check whether the issuer (1) filed all reports  required to be filed by section 13 or 15(d) of the Exchange Act during the past 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes No

         Check if there is no disclosure of delinquent filers in response to
Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB/A or any amendment to this Form 10-KSB/A.

         State issuer's revenues for its most recent fiscal year: $0.00

         State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was sold, or the average bid and asked price of such common equity, as of a specified date within the past 60 days. NONE AS OF MARCH 31ST, 2005

                      APPLICABLE ONLY TO CORPORATE ISSUERS

         State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date: 11,986,149 COMMON SHARES - $0.0001 PAR VALUE - AS OF MARCH 31, 2005.

         Transitional Small Business Disclosure Format (Check One)  Yes   No

                              KYTO BIOPHARMA, INC.
                                   FORM 10-KSB/A
                      FOR FISCAL YEAR ENDED MARCH 31, 2005

                                TABLE OF CONTENTS


PART I     .................................................................   3
     ITEM 1. DESCRIPTION OF BUSINESS........................................   3
     ITEM 2. DESCRIPTION OF PROPERTY........................................  14
     ITEM 3. LEGAL PROCEEDINGS..............................................  14
     ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS............  14

PART II
     ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.......  15
     ITEM 6. MANAGEMENT `S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.....  15
     ITEM 7. FINANCIAL STATEMENTS...........................................  17
     ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
             ACCOUNTING AND FINANCIAL DISCLOSURE............................  17
     ITEM 8A. CONTROLS AND PROCEDURES.......................................  17

PART III....................................................................  18
     ITEM 9. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTORS AND CONTROL
             PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT.....  18
     ITEM 10. EXECUTIVE COMPENSATION........................................  19
     ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
              MANAGEMENT....................................................  21
     ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS................  22
     ITEM 13. EXHIBITS AND REPORTS ON FORM 8-K..............................  22
     ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES........................  23

   SIGNATURES ..............................................................  24

   REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.................. F-1
   CONSOLIDATED FINANCIAL STATEMENTS........................................ F-2

                                     PART I


ITEM 1.  DESCRIPTION OF BUSINESS

     (A) BUSINESS DEVELOPMENT

     Kyto Biopharma, Inc. was originally formed under the name of B. Twelve, Inc., a Florida corporation, filed with the Department of State on March 5, 1999. Also, on March 5, 1999, the Company acquired B Twelve Limited as a wholly-owned subsidiary Canadian corporation.

     On April 27, 1999, the Company filed an amendment to its Articles of Incorporation, increasing its authorized capital stock from 1,000 shares of common stock with a Par Value of $1.00 per share, to 25,000,000 shares of common stock with a Par Value of $1.00 per share and 1,000,000 shares of preferred stock, also with a Par Value of $1.00 per share.

     In August, 2001, the Company filed an amendment to its Articles of Incorporation, changing the Par Value of its common stock from $1.00 per share to $0.0001 Par Value per share.

     On August 14, 2002, the Company filed an amendment to its Articles of Incorporation, changing the name to KYTO BIOPHARMA, INC.

     The Company filed a Uniform Business Report (UBR) with the Department of State, State of Florida, for the year 2005 and paid all required fees. Its status is active.

     (B) BUSINESS OF ISSUER

     (1) Principal Products and Markets
         ------------------------------

     Kyto Biopharma, Inc. (Kyto) was formed to acquire a patent portfolio and the rights to early-stage compounds which have potential use as therapeutic agents for the treatment of cancer and diseases of the immune system. The Company has subsequently built itself into a development stage biopharmaceutical company that develops receptor-mediated technologies to control the uptake of vitamin B12 by non-controlled proliferative cells. Vitamin B12 regulates one of two major cellular pathways for the production of folates, the cell's primary source of carbon and the progenitor for the synthesis of DNA.

     Kyto is currently engaged in the development of a portfolio of potential targeted biologic treatments based on:

     i) the delivery of cytotoxic drugs to cancer cells using the vitamin B12 as a Trojan Horse,
     ii) the therapeutic effect of vitamin B12 depletion by receptor modulators, and
     iii) the use of monoclonal antibodies to block the vitamin B12 uptake by cancer cells.

     Kyto's portfolio consists of molecules at the research and development stage which may ultimately prove useful in the treatment of certain types of cancer and inflammatory diseases. Kyto believes that there are several human therapeutics applications for its drug candidates. Specifically, a number of properties of the Company's drug delivery and vitamin B12 depletion technologies suggest a potential role for its drug candidates in the therapy of solid tumors such as colorectal and breast cancer in addition to treatment of leukemias. The following table summarizes the Company's research and product development programs:


----------------------------------------------------------------------------------------------------------
TECHNOLOGIES                    DRUG CANDIDATES            TARGET INDICATION         STATUS
----------------------------------------------------------------------------------------------------------
    Bioconjugates               Paclitaxel                 Oncology                  Pre-clinical
    (Drug Delivery)             Doxorubicin                Oncology                  Pre-clinical
                                Carboplatinum              Oncology                  Pre-clinical
----------------------------------------------------------------------------------------------------------
Monoclonal Antibodies           Transport protein          Oncology                  Pre-clinical
                                Receptor                   Oncology                  Pre-clinical
----------------------------------------------------------------------------------------------------------
    Growth Blockers             Receptor modulators        Oncology                  Pre-clinical
----------------------------------------------------------------------------------------------------------

     Kyto is currently using vitamin B12 as a vehicle to deliver cytotoxic drugs selectively to tumors. The process can be achieved by taking advantage of a proprietary technology and expertise based on known biological transport mechanisms. The technology, known as bioconjugation, creates a molecular complex or "bioconjugate" through the non-covalent binding of a transportable state of the drug with the vitamin B12. The technology is designed to protect drugs from degradation whilst allowing absorption through specific binding to a receptor. A number of different types of bioconjugates were produced, including those with marketed chemotherapeutic agents such as: paclitaxel (Taxol(R)), doxorubicin, and carboplatinum.

     Kyto has developed a core drug delivery technology that permits to generate:

1) vitamin B12 bioconjugates that are used as a vehicle to deliver cytotoxic drugs selectively to tumors via a receptor-mediated pathway.
2) growth blockers that are used to deplete the same tumors of the vitamin B12, an essential co-factor for the biosynthesis of methionine and nucleic acids.

     Kyto's bioconjugate and growth blocker technologies are applicable to a very broad range of therapeutic areas. Each specific technology has the potential to target a large number of therapeutic targets for creation of drug candidates. New drug candidates can be synthesis from:

     (b)  Existing drugs
     (c)  Generic drugs
     (d)  Molecules in development.
     (e) Molecules with attractive biological activity and potency that were never developed because of too short half-life of activity for commercial utility or inadequate safety profile.

     The Company believes that its core drug delivery technology exhibits a number of properties that would make it attractive to potential partners and be commercially viable:

     (a)  Core component (vitamin B12) and linker are safe and non toxic
     (b)  Core technology is protected by issued patents
     (c)  Versatility of the technology
     (d)  Diverse drug payloads
     (e)  Permit rapid drug creation
     (f)  New bioconjugate constructs are patentable
     (g)  Availability and low cost of raw material and
     (h)  Easy to scale-up and technology transfer.

     As mentioned above, Kyto has created a class of agents known as receptor modulators, with the selectivity of the natural ligand (vitamin B12) for its receptor, that cause a reduction in the number of receptors through alterations in receptor movement on the surface of and within the cell. Treatment with such drugs eventually results in cells devoid of receptors triggering the death of the cancer cells, biological response known as apoptosis.

     The second aspect of Kyto's business is the development of human antibodies. The Company is developing monoclonal antibodies as vitamin B12 receptor control agents for certain pharmaceutical applications including treatment of cancer and autoimmune diseases. Many of the product development issues for antibodies have been addressed over the last ten years including immunogenicity and scale-up manufacturing for therapeutic applications resulting in the approval or pending approval of a number of products in the United States and Europe.

     (2) Competitive Business Conditions and Adverse Factors
         ---------------------------------------------------

     The Company has identified the following companies as competitors and/or comparables to the activities of Kyto:

Endocyte, Inc. is a private U.S. based biotechnology company focused on vitamin based drug targeting and delivery systems. Similarly to Kyto, Endocyte's mission is to use vitamins as "trojan horses" to target and deliver diagnostic and therapeutic agents into cells for treatment of diseases. Endocyte's lead project is the use of the vitamin folate to target and deliver anticancer agents.

Protarga, Inc. is a private U.S. based pharmaceutical company that has developed a technology involving the chemical attachment of natural fatty acids to therapeutic agents that are accumulated by the cells. The Company's first product candidate, Taxoprexin(R) Injection for cancer chemotherapy, is currently being evaluated in eight Phase II clinical studies in the US and Europe.

Manticore Pharmaceuticals Inc. is a private U.S. based biotechnology company that has developed a method to target the delivery of cytotoxic anticancer drugs to tumor cells by using vitamin B12 as delivery vehicle similarly to Kyto's approach, except that their bioconjugates are synthesized by attaching cytotoxic drugs to the cobalt atom of cobalamin. The bioconjugates need to be activated by ultrasound to cleave the C-Co bond, thereby allowing release of the drug. They also developed fluorescent cobalamin conjugates ("CobalaFluors") that may be useful as diagnostic imaging agents in breast cancer surgery and other diagnostic procedures where it is desirable to visualize cancer cells.

Access Pharmaceuticals, Inc. is a public U.S. based pharmaceutical company that has proprietary patents or rights to seven drug delivery technology platforms: synthetic polymer targeted delivery, vitamin mediated targeted delivery (including oral), bioerodible hydrogel technology, nanoparticles, Residerm topical delivery, carbohydrate targeting technology and agents for the prevention and treatment of viral diseases, including HIV.

     Other companies that are involved in the development and/or production, improved method of delivery or analogs of paclitaxel include but are not limited to Bristol-Myers Squibb Company, Cell Therapeutics Inc., Ivax Corporation, Bioxell Pharma Inc., Supratek Pharma Inc., Enzon Inc., Napro Biotherapeutics Inc., F.H. Faulding & Co. Limited, Phytogen Inc., Aphios Corporation, Taxolog Inc., Cytoclonal Pharmaceutics Inc., Protarga Inc., and Mylan Laboratories Inc.

     In addition to the competition, as noted above, the Company faces certain adverse conditions/and/or risks factors as outlined below:

o KYTO'S BUSINESS STRATEGY REQUIRES THAT IT ESTABLISHES AND MAINTAIN GOOD STRATEGIC ALLIANCES. Currently, Kyto is seeking strategic alliances. We have limited experience in establishing and maintaining such strategic alliances and cannot give any assurance that we will be successful in establishing one or more relationships. Our strategy for the research, development and commercialization of our potential biopharmaceutical products may require us to enter into various arrangements with corporate and academic collaborators, licensors, licensees and others, in addition to our existing relationships with other parties (for details see below section (3) Research and Development Programs). Specifically, we may seek to joint venture, sublicense or enter other marketing arrangements with parties that have an established marketing capability or we may choose to pursue the commercialization of such products on our own. We may, however, be unable to establish such additional collaborative arrangements, license agreements, or marketing agreements as we may deem necessary to develop, commercialize and market our potential pharmaceutical products on acceptable terms.

     Furthermore, if we maintain and establish arrangements or relationships with third parties, our business may depend upon the successful performance by these third parties of their responsibilities under those arrangements and relationships.

o KYTO HAS NO EXPERIENCE IN MANUFACTURING, PROCURING PRODUCTS IN COMMERCIAL QUANTITIES OR MARKETING, CONDUCTING CLINICAL TRIALS, REGULATORY APPROVAL PROCESS AND ONLY LIMITED EXPERIENCE IN NEGOTIATING, SETTING-UP OR MAINTAINING RESEARCH COLLABORATION AND THERE IS NO ASSURANCE THAT IT WILL SUCCESSFULLY CONTINUE OR ENGAGE IN ANY OF THESE ACTIVITIES. If we are unable to obtain or retain third party manufacturing on commercially acceptable terms, we may not be able to commercialize our products as planned. Our potential dependence upon third parties for the manufacture of our products may adversely affect our ability to generate profits or acceptable profit margins and our ability to develop and deliver such products on a timely and competitive basis. Kyto may be unable to obtain the raw materials used in the production of some of its bioconjugates in sufficient quantity to meet demand when and if such product is approved. By example, paclitaxel is derived from certain varieties of yew trees and is also used in one of the Company's drug candidates. To date, Kyto has not entered into an agreement with a supplier to provide sufficient quantity or quality of any drugs used in the construction of its bioconjugates. Kyto does not have internal facilities for the manufacture of any of its products for clinical or commercial production.

o MANY OF KYTO'S DRUG CANDIDATES ARE STILL IN RESEARCH AND PRECLINICAL DEVELOPMENT, WHICH MEANS THAT THEY HAVE NOT YET BEEN TESTED ON HUMANS. The Company will need to commit significant time and resources to develop these and additional product candidates. Kyto is dependent on the successful completion of clinical trials and obtaining regulatory approval in order to generate revenues. Specifically, its drug candidates that appear to be promising at early stages of development may not reach the market for a number of reasons. Potential products may: i) be found ineffective or cause harmful side effects during preclinical testing or clinical trials, ii) fail to receive necessary regulatory approvals, iii) be difficult to manufacture on a large scale, iv) be uneconomical to produce, v) fail to achieve market acceptance, vi) be precluded from commercialization by proprietary rights of third parties, or vii) third parties may market superior or equivalent drugs..

o KYTO HAS BASED MANY OF ITS DRUG CANDIDATES ON UNPROVEN NOVEL TECHNOLOGIES, AND IT MAY NEVER DEVELOP THEM INTO COMMERCIAL PRODUCTS. Our primary focus is on our research and development activities of drug candidates covered by proprietary biopharmaceutical patents and patent applications. Research and development activities, by their nature, preclude definitive statements as to the time required and costs involved in reaching certain objectives. Actual research and development costs, therefore, could exceed budgeted amounts and estimated time frames may require extension. Cost overruns, unanticipated regulatory delays or demands, unexpected adverse side effects or insufficient therapeutic efficacy will prevent or substantially slow our research and development effort and our business could ultimately suffer. We anticipate that we will remain principally engaged in research and development activities for an indeterminate, but substantial, period of time. Furthermore, preclinical results in animal studies may not predict outcome in human clinical trials.

o KYTO MAY NOT BE SUCCESSFUL IN PROTECTING ITS INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS. Our success depends, in part, on our ability to obtain U.S. and foreign patent protection for our drug candidates and processes, preserve our trade secrets and operate our business without infringing the proprietary rights of third parties. Legal standards relating to the validity of patents covering pharmaceutical and biotechnological inventions and the scope of claims made under such patents are still developing and there is no consistent policy regarding the breadth of claims allowed in biotechnology patents. The patent position of a biotechnology firm is highly uncertain and involves complex legal and factual questions. The Company cannot assure you that any existing or future patents issued to, or licensed by, us will not subsequently be challenged, infringed upon, invalidated or circumvented by others. Kyto cannot assure investors that any additional patents will issue from any of the patent applications owned by, or licensed to, us. Furthermore, any rights that we may have under issued patents may not provide us with significant protection against competitive products or otherwise be commercially viable.

     In addition, patents may have been granted to third parties or may be granted covering products or processes that are necessary or useful to the development of our drug candidates. If our drug candidates or processes are found to infringe upon the patents or otherwise impermissibly utilize the intellectual property of others, our development, manufacture and sale of such drug candidates could be severely restricted or prohibited. In such event, we may be required to obtain licenses from third parties to utilize the patents or proprietary rights of others. Kyto cannot assure investors that it will be able to obtain such licenses on acceptable terms, if at all. If we become involved in litigation regarding our intellectual property rights or the intellectual property rights of others, the potential cost of such litigation, regardless of the strength of our legal position, and the potential damages that we could be required to pay could be substantial.

o OWNERSHIP OF OUR SHARES IS CONCENTRATED, TO SOME EXTENT, IN THE HANDS OF A FEW INVESTORS, WHICH COULD LIMIT THE ABILITY OF OUR OTHER STOCKHOLDERS TO INFLUENCE THE DIRECTION OF THE COMPANY: Gerard Serfati and Credifinance Capital Corp. owned approximately 37.5% and 36.0%, respectively, of our common stock as of March 31, 2005. Accordingly, they collectively may have the ability to significantly influence or determine the election of all of our directors or the outcome of most corporate actions requiring stockholder approval. They may exercise this ability in a manner that advances their best interests and not necessarily those of our other stockholders.

o OUR SECURITIES ARE QUOTED ON THE OVER-THE-COUNTER BULLETIN BOARD. The Over-the-Counter Bulletin Board is an inter-dealer, over-the-counter market that provides significantly less liquidity than the NASDAQ Stock Market or national or regional exchanges. Securities traded on the Over-the-Counter Bulletin Board are usually thinly traded, highly volatile, have fewer market makers and are not followed by analysts. The Securities and Exchange Commission's order handling rules, which apply to NASDAQ-listed securities, do not apply to securities quoted on the Over-the-Counter Bulletin Board. Quotes for stocks included on the Over-the-Counter Bulletin Board are not listed in newspapers. Therefore, prices for securities traded solely on the Over-the-Counter Bulletin Board may be difficult to obtain and holders of our securities may be unable to resell their securities at or near their original acquisition price, or at any price.

o WE WILL REQUIRE ADDITIONAL FINANCING TO SUSTAIN OUR OPERATIONS AND WITHOUT IT WE WILL NOT BE ABLE TO CONTINUE OPERATIONS. We do not currently have sufficient financial resources to fund our operations. Therefore, we need additional funds to continue these operations. The ability of the Company to secure sources of funding will depend on a number of factors including, the prevailing market price of our common stock the results of our research and development programs, the timing and results of preclinical and clinical trials, our ability to maintain existing and establish new collaborative agreements with other companies to provide funding to us, technological advances, and activities of competitors and other factors and the extent to which we are able to secure working capital from other sources, such as through the sale of debt or sale of stock. If sufficient financing is not available or if we are unable to license and sell our technologies and related products, we will need to secure another source of funding in order to satisfy our working capital needs.

     If we do raise additional funds by issuing equity securities, further dilution to existing stockholders would result and future investors may be granted rights superior to those of our existing stockholders. If adequate funds are not are not available to us through additional equity offerings, we may be required to delay, reduce the scope of or eliminate one or more of our research and development programs or to obtain funds by entering into arrangements with collaborative partners or others that require us to issue additional equity securities or to relinquish rights to certain technologies or drug candidates that we would not otherwise issue or relinquish in order to in order to continue independent operations. Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, we would be forced to curtail our business operations.

o THERE IS SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN DUE TO SIGNIFICANT RECURRING LOSSES FROM OPERATIONS, CASH USED IN OPERATIONS, STOCKHOLDERS' DEFICIT, ACCUMULATED DEFICIT AND WORKING CAPITAL DEFICIT ALL OF WHICH MEANS THAT WE MAY NOT BE ABLE TO CONTINUE OPERATIONS UNLESS WE OBTAIN ADDITIONAL FUNDING. The report of our Independent Registered Public Accounting Firm on our March 31, 2005 financial statements includes an explanatory paragraph indicating that there is substantial doubt about our ability to continue as a going concern due to substantial recurring losses from operations, cash used in operations, stockholders' deficit and significant accumulated deficit and working capital deficit. Our ability to continue as a going concern will be determined by our ability to obtain additional funding and maintain successful operations. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     (3) Research and Development Programs
         ---------------------------------

     Kyto believes that there are several applications for its drug candidates. A number of properties of our drug delivery and vitamin B12 depletion technologies suggest a potential role for its drug candidates in the therapy of solid tumors such as colorectal and breast cancer in addition to treatment of leukemias. Specifically, Kyto's research and product development programs include the following projects:

-------------------------------------------------------------------------------------------------------------
Technologies /                   Clinical      Status                   Collaborators
Drug Candidates                  Market
-------------------------------------------------------------------------------------------------------------
Drug Delivery
Bioconjugates
-------------------------------------------------------------------------------------------------------------
     Paclitaxel                  Oncology      Pre-clinical             New York University
     Doxorubicin                 Oncology      Pre-clinical
     Carboplatinum               Oncology      Pre-clinical
-------------------------------------------------------------------------------------------------------------
Vitamin B12 Depletion
Monoclonal Antibodies
-------------------------------------------------------------------------------------------------------------
     Transport protein           Oncology      Pre-clinical             Medarex Inc.
                                                                        The Research Foundation of State
     Receptor                    Oncology      Pre-clinical             University of New York

-------------------------------------------------------------------------------------------------------------
Receptor Modulators
-------------------------------------------------------------------------------------------------------------
     Growth blockers             Oncology      Pre-clinical             --
-------------------------------------------------------------------------------------------------------------

     In common with other biotechnology companies, it has been the Company's strategy to develop technologies that target the development of therapeutics which address large unmet market opportunities. A hallmark of this business strategy is to leverage strategic alliances with biotechnology companies and academic centers to enhance internal development. In congruence with the above trends, the Company has implemented the first phase intended to leverage the development, regulatory and commercialization expertise of potential corporate partners to accelerate the development of its products while retaining full or co-promotion rights, as implemented with the research programs with the State University of New York, New-York University, and Medarex Inc. Currently, this strategy circumvents costly implementation and operation of laboratory facilities, reduces development costs and maximizes flexibility.

     In order to conduct the research necessary to conduct pre-clinical and proceed later into human clinical trials, experience in several scientific areas is required. For the current effort in targeting the vitamin B12 pathway, these include:

     (a)  Knowledge of vitamin B12 metabolism and cellular uptake;
     (b)  Diseases and market awareness, with initial focus in Oncology
     (c)  Gene cloning and expression (i.e. recombinant protein technology);
     (d)  Organic chemistry;
     (e)  Scale-up manufacture of drug candidates; and
     (f) In vitro and in vivo models to study toxicity and therapeutic efficacy of drug candidates

     Some of our product development programs depend on our ability to maintain rights under collaboration agreements. These partners have the power to terminate the agreements with us if we fail to meet our obligations under these agreements. If we default under any of these collaboration agreements, we may lose or partially lose our rights to market and sell any future products based on the developed technologies.

The Research Foundation of State University of New York

     On August 1999, the Company and The Research Foundation of State University of New York (RFSUNY) have entered into a research collaboration agreement (the "RFSUNY Agreement") aimed to evaluate and investigate the biological activities of monoclonal antibodies and vitamin B12 related agents that have potential uses in patient care and treatment. The RFSUNY Agreement was further amended with Extension Modification of Research Collaboration Agreement Modification No. 1 and No. 2 entered on February 2001 and December 2004, respectively.

     The RFSUNY Agreement grants the Company an option to negotiate and acquire an exclusive world-wide, royalty bearing license to the antibodies. The Company and RFSUNY agreed to enter into good faith negotiations regarding the terms and conditions of said license, and further agree to negotiate license fee rates and other payments that are fair and reasonable to both parties. If RFSUNY and the Company fail to enter into an agreement during that period of time, the Company shall have a right of first refusal to any terms generally more favourable offered by the University to a third party for a period of one year thereafter. To date, the parties did not enter into the negotiation period. The Company paid $97,392.00 in November 2004 for the work performed under the RFSUNY Agreement and Modification No. 1 and $35,000 in January 2005 under Modification No. 2 for a total of $132,392 paid to RFSUNY. In December 2004, the Company signed an Extension Modification of Research Collaboration Agreement Modification No. 2 with RFSUNNY regarding the research and development of the use of monoclonal antibodies to block the vitamin B12 uptake by cancer cells for funding consideration of $35,000 to be appropriated for the initial 6 months of the conduct of the research plan from January 1, 2005 through June 30, 2005. Also, the Company shall amend patent No. 5,688,504 to legally establish joint ownership with RFSUNY. The $35,000 was paid in January 2005.

New York University

     On November 1999, the Company and New York University ("NYU") have entered into a collaborative research agreement (the "NYU Agreement") to synthesize new vitamin B12 analogs. For the work performed under the terms of NYU Agreement, the Company was indebted to NYU in the aggregate amount of $102,780, and the parties agreed to convert this debt into common stock from treasury of the Company for issuance of 113,058 common shares pursuant to the terms of a Debt Settlement Agreement and Put option (the "Put Option Agreement") dated November 19, 2002. Specifically, three years from the date of the initial settlement, the put option holders have a thirty-day period in which to notify the Company of their intent to put the options back to the Company at a redemption price of $1.00 per share. The Company will then have 90 days from the notification date to make the required payment. To date, the Company has not received a notification from NYU regarding their intention to redeem their shares according to the Put Option Agreement. Under the NYU Agreement, NYU granted the Company an exclusive option at any time during the option period to negotiate a new agreement with respect to an exclusive worldwide license to use and practice the Research Technology. The license shall include reasonable and customary terms and conditions (including, but not limited to reasonable royalties) with respect to university-industry agreements. The Agreement is expected to be terminated once the Option period is expired.To date, the parties did not initiate the option period and the Company has no further financial obligation towards NYU.

Medarex Inc.

     On January 2001, the Company and Medarex Inc. (NasdaqNM:MEDX) have entered into an agreement for the research, development and commercialization of novel cancer therapeutics through the application of Medarex's UltiMAb Human Antibody Development Systemsm. The Company is contributing several cancer related targets to the collaboration. By having access to Medarex' human antibody platform and development capability, the Company will be able to efficiently advance its development program to human clinical trials and reduce operating costs. The Medarex' T-12 Development program TM - "Target to Trial" in about 12 months - has been documented as one of the most advanced approach for the development of high affinity fully human therapeutic antibodies.

     Under terms of the agreement, the Company will develop and commercialize human antibody products resulting from this alliance. Medarex is responsible for generating fully human antibodies to targets provided by Kyto. Some of the scientific emanating from the collaboration with Medarex is outlined below:

     o Creation of high-affinity, fully human antibodies against targets delivered by the Company

     o    Cell line development

     o    Purification process development

     o    Quality control assay development and validation

     o    Scale up of complete production process

     o    Production and release of lot for toxicology studies

     o Production and release of vialed products for Phase I/II clinical trials

     o    Preparation and maintenance of various reports and records, including
          SOPs

     o Preparation and submission of a Drug Master File to U.S. FDA, and/or European regulatory agencies

     During January 2001, the Company issued 400,000 fully vested common shares to Medarex (a third party research and development subcontractor) to be used as credit against $1,200,000 in future invoiced license and royalty fees. Based on the contract, the shares had a fair value of $3.00 per share and stated anti-dilution provisions provided to Medarex, the Company valued the 400,000 shares at $1,200,000, which reflected the best available evidence as to the valuation of these shares at the time of issuance. The value, considered a prepaid expense, was recorded as deferred consulting fees deducted from stockholders' deficiency, to be amortized against future invoices. During 2003, in accordance with the anti-dilution provision, the Company issued an additional 800,000 shares for common stock having a fair value of $1.00 per share based on recent transactions upon which certain accounts payable and loans payable with related and unrelated parties were settled. For financial accounting purposes, the additional shares are valued at $800,000 based on contemporaneous transactions at $1.00 per share and were recorded as an addition to the $1,200,000 deferred consulting fees for a total of $2,000,000.

     During the year ended March 31, 2001, we entered into an agreement with Medarex for services totaling $200,000. On November 11, 2002, the Company and Medarex mutually agreed that in lieu of the $200,000 payment, Medarex would accept 100,000 shares of the Company's common stock valued at $1.00 totaling $100,000. In addition, the Company also executed a $100,000 unsecured promissory note with Medarex. Under the terms of the promissory note, the obligation bears interest at prime plus 1% (6.75% at March 31, 2005). Interest is accrued and payable quarterly. At March 31, 2005, accrued interest totaled $13,029. In connection with the promissory note, all principal and accrued interest is payable in full upon the earliest of the following:

          (i) The date on which the Company raises at least $1,000,000 in funding within a twelve-month period;

          (ii) The date on which an agreement between the Company, vendor and other unrelated party terminates; or

          (iii) Three years from the date of the promissory note (i.e. the note is due in November 2005)

     As of March 31, 2005, no services had yet been performed under the terms of the agreement. As a result of the 1,300,000 shares issued, Medarex is a principal stockholder of the Company with approximately 11.0% of the outstanding common shares and thus, a related party.


     (4) Distribution of Products

     All our drug candidates are still in research and preclinical development, which means that they have not yet been tested on humans. We will need to commit significant time and resources to develop these product candidates. Because of capital constraints, the Company has decided to focus its financial resources to
i) the development of its monoclonal antibodies and ii) the pre-clinical development of its first lead drug candidate based on paclitaxel conjugated to vitamin B12 for out-licensing.

     The Company intends to further leverage its resources by continuing to enter into strategic alliances and novel financing mechanisms to enhance its internal development and commercialization capabilities. Moreover the Company will continue to focus its resources on research and development activities by outsourcing its requirements for manufacturing, regulatory and clinical monitoring activities. This will allow the Company to focus on its core discovery and development programs. We believe this model is consistent with current biotechnology and pharmaceutical industry licensing practices. In addition, although out-licensing is a primary strategy of the Company, we may choose to retain co-development or marketing rights to particular drug products if we consider it appropriate to do so. Our objectives in seeking to out-license candidates include:

     o Obtaining long term revenues streams from royalty payments on the sale of the products

     o Providing access to the resources and experience of large pharmaceutical or biotechnology companies

     o    Obtaining up-front payments for products sub-licensing rights

     o    Minimizing development expenditures through cost sharing programs

     As the first drug candidate based on our drug delivery technology - paclitaxel conjugated to vitamin B12 - enters formal preclinical program, the Company plans to outsource specific study components to a Chemical Contract Manufacturer (CCM) and an integrated Contract Research Organizations (CRO) to permit the conduct of concurrent studies. During the preclinical development of a new drug candidate, a diverse number of studies relating chemistry, formulation, animal pharmacology, toxicology, manufacturing and clinical supplies are required to meet the regulatory requirements of an Investigational New Drug (IND) submission. During the fiscal year, we had several meetings with potential third parties to determine their interest to license or co-develop the paclitaxel conjugate. We also reviewed the possibility to have a CRO as a strategic partner as opposed to a service provider. Due to the limited internal project management staff, we may prefer to outsource the entire pre-clinical program to a vertically integrated CRO capable of handling studies from discovery screening to IND filing. Based on discussion with independent chemical manufacturer contractors and CROs, we anticipate a budget of $2.0 million to file an IND with the FDA and a development time frame of 18 to 24 months per selected bioconjugate. To date, the Company did not enter into any agreements with any third parties for the future development of the paclitaxel conjugate.

     During the fiscal year, some data issued of the monoclonal antibodies program were reviewed by the Company and submitted for publications in peer-reviewed scientific journals by the State University of New York. The Company intends to make these peer-reviewed papers available to the public via News Release and posting them on its website as it receives confirmation letter from the editors. The Company will increase its meeting with potential partners during the third and fourth quarter of the current calendar year in order to seek a partner to further co-develop these antibodies. Based on discussion with Medarex, the Company anticipates a budget of $2.0 million to file an IND with the FDA and a development time frame of 12 to 18 month per selected antibody.

     Our compounds may not enter human clinical trials on a timely basis, if at all, and we may not develop any product candidates suitable for commercialization. Prior to commercialization, each product candidate will require significant additional research, development and preclinical testing and extensive clinical investigation before submission of any regulatory application for marketing approval. Potential products that appear to be promising at early stages of development may not reach the market for a number of reasons. Potential products may: i) be found ineffective or cause harmful side effects during preclinical testing or clinical trials, ii) fail to receive necessary regulatory approvals, iii) be difficult to manufacture on a large scale, iv) be uneconomical to produce, v) fail to achieve market acceptance, or vi) be precluded from commercialization by proprietary rights of third parties.

     The Company has no specific marketing plans beyond those mentioned above. Future marketing will depend upon the amount of capital realized by the Company.


     (5) Patents

         Kyto's patent strategy has been to develop an "umbrella" of patents protecting its core technology and their therapeutic uses and the underlying technologies used to create them. The Company has filed a number of patent applications in the United States, the PCT Member Countries, Japan, and in most other jurisdictions to protect its proprietary rights in the development of its technologies and products. To date, 16 patents have been issued. Kyto is co-assignee on the issued and pending patents along with the State University of New York. The Company shall also amend patent No. 5,688,504 to legally establish joint ownership with RFSUNY according to an Extension Modification of Research Collaboration Agreement with the Research Foundation of State University of New York (RFSUNNY) signed in December 2004. The following is a list of the issued patents:

-------------------------------------------------------------------------------------------------------------------------
       PATENT NO.                                           TITLE                                          ISSUED
-------------------------------------------------------------------------------------------------------------------------
       NZ252,559          Anti-receptor agents to the vitamin B12/transcobalamin II receptor              14/02/97
-------------------------------------------------------------------------------------------------------------------------
      US5,688,504         Anti-receptor and growth blocking agents to the vitamin                         18/11/97
                          B12/transcobalamin II receptor and binding sites
-------------------------------------------------------------------------------------------------------------------------
      US5,739,287         Biotinylated cobalamins                                                         14/04/98
-------------------------------------------------------------------------------------------------------------------------
      US5,840,712         Water soluble vitamin B12 receptor modulating agents and methods                24/11/98
                          relating thereto
-------------------------------------------------------------------------------------------------------------------------
      US5,840,880         Vitamin B12 receptor modulating agents                                          24/11/98
-------------------------------------------------------------------------------------------------------------------------
      US5,869,465         Methods for receptor modulation and uses thereto                                09/02/99
-------------------------------------------------------------------------------------------------------------------------
      US6,083,926         Water soluble vitamin B12 receptor modulating agents and methods                04/07/00
                          relating thereto
-------------------------------------------------------------------------------------------------------------------------
      CA2,135,277         Anti-receptor and growth blocking agents to the vitamin                         24/04/01
                          B12/transcobalamin II receptor and use in preventing cellular uptake of vitamin B12
-------------------------------------------------------------------------------------------------------------------------
       NZ323,127          Vitamin B12 receptor modulating agents and methods related and methods          12/07/01
                          related thereto
-------------------------------------------------------------------------------------------------------------------------
       KR297,310          Anti-receptor and growth blocking agents to the vitamin                         21/05/01
                          B12/transcobalamin II receptor and use in preventing cellular uptake of vitamin B12
-------------------------------------------------------------------------------------------------------------------------
       CH0754189          Receptor modulating agents and methods relating thereto                        09/10/2002
-------------------------------------------------------------------------------------------------------------------------
       DE0754189          Receptor modulating agents and methods relating thereto                        09/10/2002
-------------------------------------------------------------------------------------------------------------------------
       EP0754189          Receptor modulating agents and methods relating thereto                        09/10/2002
-------------------------------------------------------------------------------------------------------------------------
       FR0754189          Receptor modulating agents and methods relating thereto                        09/10/2002
-------------------------------------------------------------------------------------------------------------------------
       GB0754189          Receptor modulating agents and methods relating thereto                        09/10/2002
-------------------------------------------------------------------------------------------------------------------------
       KR361,075          Receptor modulating agents and methods relating thereto                        01/11/2002
-------------------------------------------------------------------------------------------------------------------------


     (6) Regulatory Environment
         ----------------------

     Kyto's pre-clinical and clinical trials, as well as the manufacturing and marketing of its potential products, are subject to extensive regulation for safety and efficacy by various governmental authorities around the world. The United States Food and Drug Administration ("FDA") plays a key role since it regulates drug approval for the world's largest market.

     The process of studying drugs intended for use in humans usually begins with pre-clinical studies involving only animals. These pre-clinical studies are followed by studies that involve humans on a scale to assess safety and which are then expanded to a larger group to assess safety and efficacy. These various studies are usually broken into four phases with multiple studies generally conducted within each phase. Throughout these pre-clinical and clinical studies drug concentrations are measured in biological fluid samples as part of the assessment of drug safety and efficacy.

Preclinical Studies

     Preclinical drug studies involve the evaluation of drug testing in animals in a preliminary effort to determine toxicity, correct doses, side effects and efficacy in animals to provide evidence of the safety of the drug prior to its administration to humans. Bioanalytical research involves the use of instruments that can detect and measure trace quantities of drugs, metabolites, genetic material and other products in biological samples.

Clinical Studies

     Upon successful completion of pre-clinical studies the drug undergoes a series of evaluations in humans including healthy volunteers. The pharmaceutical Company sponsoring the new drug must file an Investigational New Drug application (IND), which includes results from the pre-clinical evaluations and provides comprehensive descriptions of the proposed human clinical studies. There are four generally accepted Phases in clinical studies, but the Phases may overlap:

Phase I These studies usually take one year to complete and are conducted on a small number of healthy human subjects to evaluate the drug's pharmacological actions, toxicity, metabolism and pharmacokinetics.

Phase II These studies take an average of two years to complete and are carried out on a relatively small number of patients suffering from the targeted condition or disease, to determine the drug's effectiveness and dose response relationship. This phase provides additional safety data and the first substantiative evidence of the drug's efficacy in humans.

Phase III      These studies take an average of two years to three years to complete and involve tests on a much larger population of patients suffering from the targeted condition or disease, typically several hundred to several thousand patients. Such studies measure the drug's efficacy and its side effects on a large scale and typically involve numerous hospitals and clinics.

Phase IV This final phase involves monitoring the long-term benefits and risks of a drug after it has entered the market. These studies also involve examining the efficacy and safety of different dosage forms or focusing on specific sub-populations of patients for evaluation of the drug's efficacy and safety. Such studies can be carried out on thousands to tens of thousands of patients.

     Upon completion of Phase III clinical studies, the pharmaceutical company sponsoring the new drug assembles all the preclinical and clinical data in the form of a New Drug Application (NDA), for submission to the FDA, or a New Drug Submission (NDS) for the TPP. The review process generally takes 12 to 18 years before the drug receives approval for marketing.

     In Canada, these activities are regulated by the Food and Drug Act. The approval procedure is substantially similar to that of the FDA, but the rules and regulations promulgated thereunder are enforced by the Therapeutic Products and Programs ("TPP") of Health Canada. Outside the United States and Canada, and whether or not the FDA or TPP approval has been obtained, approval of a product by local regulatory authorities must be obtained prior to the commencement of commercial sales of the product in a given country. The requirements governing the conduct of clinical trials and product approvals vary widely from country to country, and the time required for approval may be longer or shorter than that required for FDA or TPP approval. Although there are some procedures for unified regulatory filings for certain European countries, in general, each country at this time has its own procedures and requirements.

     Drug manufacturing is also regulated, thus companies are required to ensure compliance with GMPs quality standards that require the control of production activities, raw-material procurement, complaint management, product recalls, labeling and promotional material. In addition to these standards, which are common to all drugs, manufacturers of biopharmaceutical products must demonstrate that their products are homogeneous from one lot to the next, failing which the applicable regulatory authority may prohibit the sale of a lot and possibly require that a product be recalled.

     (7) Research and Development Costs
         ------------------------------

     Others conduct research and development on behalf of the Company under contractual agreements and such costs are charged to expense as incurred. Research and development expense was $44,614, $25,297, and $1,061,928 for the years ended March 31, 2005, 2004, and for the period from March 5, 1999 (inception) to March 31, 2005, respectively.

     (8) Employees
         ---------

     The Company has no employees, full-time or part-time. The President of Kyto Biopharma, Inc. is acting as consultant to the Company and he is compensated by B Twelve Limited, the wholly-owned subsidiary Canadian corporation.

     (C) REPORTS TO SECURITY HOLDERS

     The Bylaws of Kyto Biopharma, Inc. are silent regarding an annual report to shareholders. Kyto Biopharma, Inc. is a reporting company and files reports with the U.S. Securities and Exchange Commission (SEC). The Company is required to file quarterly reports (Form 10-QSB) and an annual report (Form 10-KSB) with the SEC. The annual report includes an audited financial statement.

     Any materials that the Company filed with the Securities and Exchange Commission may be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Further, you may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SECD-0330. The Company will be an electronic filer and the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. That site is http://www.sec.gov.


ITEM 2. DESCRIPTION OF PROPERTY

     The Company occupies office space on a month-to-month basis and therefore has no leasehold interest. The Company pays a fee to Credifinance Securities Limited, a related party, at the rate of $3,333.33 (US) monthly, which includes rent of $1,666.6 and certain administrative services, such as bookkeeping, copying and printing, courier services, and telephone.

     The Company owns no investments.


ITEM 3. LEGAL PROCEEDINGS

     There is no litigation of any type whatsoever pending or threatened by or against the Company, its officers and directors.


ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     There were no shareholders meetings during the period covered by this report.

                                    PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     (A) MARKET INFORMATION

     Our common stock has traded on the OTC Bulletin Board(R), or OTCBB, since August 04, 2005. The Company's common stock is quoted on the Electronic Bulletin Board of the OTC market, under the trading symbol KBPH. The following table sets forth, for the calendar quarters indicated, the high and low closing prices for our common stock as reported by OTCBB for fiscal year ended March 31, 2005. The quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not represent actual transactions. The market for the common stock has been sporadic and there have been long periods during which there were few, if any, transactions in the common stock and no reported quotations. Accordingly, reliance should not be placed on the quotes listed below, as the trades and depth of the market may be limited, and therefore, such quotes may not be a true indication of the current market value of the Company's common stock.

                                                    Common Stock
                                             --------------------------
                                             High                   Low
                                             ----                   ---
            Fiscal Year Ended March 31, 2005
            ------------------------------------------------------------
            First quarter                      $      --       $      --
            Second quarter                          2.00            1.50
            Third quarter                           1.50            1.55
            Fourth quarter                          1.60            1.10

     There were 11,986,149 shares of common stock outstanding and 275,000 options to purchase common stock outstanding as of the end of the fiscal year ended March 31, 2005.

     (B) HOLDERS

     According to information provided to us by the transfer agent for our shares of Common Stock, as of March 31, 2005, there were 15 holders of record of the shares of Common Stock, including depositories. Based upon information we have received from some of these record owners, we believe there are more than 200 beneficial holders of our shares of Common Stock.

     (C) DIVIDENDS

     The Company has not paid any dividends to date and has no plans to do so in the foreseeable future.

     (D) SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS.

     None


ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     (A) PLAN OF OPERATION

     The following discussion should be read in conjunction with the financial statements and related notes which are included in this Form 10-KSB/A for the year ending March 31, 2005. Statements made below which are not historical facts are forward-looking statements. Forward-looking statements involve a number of risks and uncertainties including, but not limited to, general economic conditions and our ability to develop our products. For further information regarding our business, competition and risk factors, refer to this Company's Form 10-KSB filed with the U.S. Securities Exchange Commission.

     The Company had not been profitable and had no revenues from operations since its inception in March 1999. As reflected in the accompanying audited consolidated financial statements, the Company has no revenues, a net loss of $1,963,666 and cash used in operations of $162,786 in 2005, a working capital deficiency of $102,326, a stockholders' deficiency of $274,554 and a deficit accumulated during development stage of $7,794,223 at March 31, 2005. These factors raise substantial doubt about its ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company's ability to further implement its business plan, raise capital, and generate revenues. The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

     Research and development expense was $44,614, $25,297, and $1,061,928 for the years ended March 31, 2005, 2004, and for the period from March 5, 1999 (inception) to March 31, 2005, respectively.

     In December 2004, the Company signed an Extension Modification of Research Collaboration Agreement with the Research Foundation of State University of New York (RFSUNNY) regarding the research and development of the use of monoclonal antibodies to block the vitamin B12 uptake by cancer cells for funding consideration of $35,000 to be appropriated for the initial 6 months of the conduct of the research plan from January 1, 2005 through June 30, 2005. The Company shall amend patent No. 5,688,504 to legally establish joint ownership with RFSUNY. The $35,000 was paid in January 2005.

     The Company is currently a development stage company and its continued existence is dependent upon the Company's ability to resolve its liquidity problems, principally by obtaining additional debt financing and/or equity capital. The Company has yet to generate an internal cash flow, and until the sales of its product begins, the Company is very dependent upon debt and equity funding. The Company must successfully complete its research and development resulting in a saleable product. However, there is no assurance that once the development of the product is completed and finally gains Federal Drug and Administration clearance, that the Company will achieve a profitable level of operations.

     The Company has, as of the end of its fiscal year (March 31, 2005), $161,477 in liabilities. The Company estimates that it will require up to $200,000 to meet operating costs for this fiscal year, excluding research and development costs. In addition, the Company is seeking up to five million dollars ($5,000,000) in research and development funds.

     The report of our Independent Registered Public Accounting Firm on our March 31, 2005 financial statements includes an explanatory paragraph indicating that there is substantial doubt about our ability to continue as a going concern due to substantial recurring losses from operations, cash used in operations, stockholders' deficit and significant accumulated deficit and working capital deficit. Our ability to continue as a going concern will be determined by our ability to obtain additional funding and maintain operations. We do not currently have sufficient financial resources to fund our operations. Therefore, we need additional funds to continue these operations. Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, we would be forced to curtail our business operations.

     To meet the projected cash requirements as stated above, the Company intends to obtain cash loans from one or more of its stockholders. As the date of filing of this Form 10-KSB with the U.S. Securities and Exchange Commission, the Company did not receive any commitments of any of its stockholders to provide operating loan funds for the Company. We are also looking to merger opportunities or to acquire companies and products to raise capital. We expect to form strategic alliances for product development and to out-license the commercial rights to development partners. By forming strategic alliances with third parties, we believe that our technologies and related products can be more rapidly developed and successfully introduced into the marketplace.

     The Company's plan of operation for the next twelve months is to continue to focus its efforts on finding new sources of capital and on research activities and the development of its drug candidates which maximize the utility and application of its platform technologies. Management expects the Company to incur additional operating losses over the next several years as research and development efforts, preclinical and clinical testing activities and manufacturing scale-up efforts expand. To date, we have not had any material product sales and do not anticipate receiving any revenue from the sale of products in the upcoming year. Our sources of working capital have been equity financings and interest earned on investments.

     The Company operates in a rapidly changing environment that involves a number of factors, some of which are beyond management's control, such as financial market trends and investors' appetite for new financings. It should also be emphasized that, should the Company not be successful in completing its own financing (either by debt or by the issuance of securities from treasury), the Company may be unable to continue to operate as a going concern.

     (B) OFF-BALANCE SHEET ARRANGEMENT

     Not applicable.


ITEM 7.  FINANCIAL STATEMENTS

     Attached audited consolidated financial statements for KYTO BIOPHARMA, INC. AND SUBSIDIARY for the fiscal years ended March 31, 2005, 2004, and Cumulative from March 5, 1999 (Inception) to March 31, 2005 can be found beginning on page F-1


ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     The Company has not changed accountants during the previous three year period to the date of this registration statement and there are no disagreements with the findings of said accountants.


ITEM 8A. CONTROLS AND PROCEDURES

     An evaluation of the Company's disclosure controls and procedures (as defined in Section 13(a)-14(c) of the Securities Exchange Act of 1934 (the "Act")) was carried out under the supervision and with the participation of our President and Chief Executive Officer within the 90-day period preceding the filing date of this report. Our President and Chief Executive Officer concluded that the Company's disclosure controls and procedures as currently in effect are effective in ensuring that the information required to be disclosed by the Company in the reports it files or submits under the Act is (i) accumulated and communicated to the Company's management in a timely manner, and (ii) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

     There were no significant changes made to our internal control over financial reporting (as defined in Rule 13 a-15(f) under the Exchange Act) during the period covered by this report that materially affected or are reasonably likely to materially affect our internal control over financial reporting.

                                    PART III


ITEM 9. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTORS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

     (A) IDENTIFY DIRECTORS AND EXECUTIVE OFFICERS

--------------------------------------------------------------------------------
NAME                        AGE    POSITION
--------------------------------------------------------------------------------

Jean-Luc Berger, Ph.D.      42     President & Chief Executive Officer, Director

Georges Benarroch           58     Director

Don MacAdam                 58     Director

--------------------------------------------------------------------------------

     The business experience of the persons listed above during the past five years are as follows:

Dr. Jean-Luc Berger, Ph.D., President & Chief Executive Officer; Director.
--------------------------------------------------------------------------

Director of the Company since inception on March 5, 1999, Dr. Berger has been President and Chief Executive Officer of the Company since May 15, 2001. Co-founder of Kyto, he joined the Company as Chief Operating Officer in September 2000. Prior to joining the Company, Dr. Berger was a Pharmaceutical/Biotechnology analyst with Credifinance Securities Limited, a Toronto-based, institutional investment and research firm, since 1996. Dr. Berger obtained his M. Sc. from Universite de Montreal, his Ph.D. from Universite LAVAL and completed his post-doctoral studies at McGill University and has over thirty publications and scientific communications to his credit.

Mr. Georges Benarroch, Director.
--------------------------------

Director of the Company since May 5, 2000. Mr. Benarroch is the President and Chief Executive Officer of Credifinance Capital Corp. and Credifinance Securities Limited, and Chairman of the Board, President and Chief Executive Officer of Credifinance Capital Inc. Mr. Benarroch is a Director of BMB Munai Inc, a public company.

Mr. Donald MacAdam, Director.
-----------------------------

Director of the Company since November 17, 1999. Since January 2000, Mr. MacAdam is a consultant to technology companies. He is currently President and Chief Executive Officet of MBVax Bioscience, a private Canadian biotechnology company. From 1997 to 1999, he was President and Chief Executive Officer of Tm Bioscience Corporation. Prior to Tm Bioscience Corporation, Mr. MacAdam was President of CRS Robotics Corporation from 1993 to 1996. Both Tm Bioscience Corporation and CRS Robotics Corporation are public companies.

     (B) IDENTIFY SIGNIFICANT EMPLOYEES

     The Company does not expect to receive a significant contribution from employees that are not executive officers.

     (C) FAMILY RELATIONSHIPS

     There are no directors, executive officers or persons nominated or persons chosen by the Company to become a director or executive officer of the Company who are directly related to an individual who currently holds the position of director or executive officer or is nominated to one of the said positions.

     (D) INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

     There are no material events that have occurred in the last five years that would affect the evaluation of the ability or integrity of any director, person nominated to become a director, executive officer, promoter or control person of the Company.

     (E) AUDIT COMMITTEE

     The Company has currently no audit committee. The Board of Directors approved the financial statements for the previous year.


     (F) CODE OF ETHICS

     At the time of filing this Form 10-KSB, the Company has not adopted a code of ethics that applies to all directors, officers, employees and agents including its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. Management and the Board of Directors have initiated the drafting of the Code of Ethics and expect to file the document in a timely manner.

The Code of Ethics is intended to promote, among other things:

     o honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

     o full, fair, accurate, timely and understandable disclosure in continuous disclosure reports and documents filed with or submitted to securities regulators, and other public communications;

     o    compliance with applicable governmental laws, rules and regulations;

     o prompt internal reporting of violations of the Code to the appropriate person identified in the Code; and,

     o    accountability for adherence to the Code.

     The Code of Ethics is intended to provide general guidance as to ethical behaviour when dealing with other people - from employees, officers and directors to customers, suppliers, government authorities and the public. The Code of Ethics of Kyto Biopharma will be available at a dedicated page on the Company's website (www.kytobiopharma.com). All of our directors, officers, employees, agents and consultants are expected to adhere to the principles of the Code of Ethics in their dealings with us.


ITEM 10. EXECUTIVE COMPENSATION

     (A) SUMMARY COMPENSATION TABLE

     The following table sets forth all annual and long term compensation for services in all capacities rendered to Kyto by its executive officers and directors for each of the last four most recently completed fiscal years.

-----------------------------------------------------------------------------------------------------------------------------------
                                         Annual Compensation                        Long-Term Compensation
                                  -----------------------------------    ---------------------------------------
                                                                                   Awards               Payouts
                                                                          --------------------------------------
                                                                         Securities
                                                                           Under         Restricted
                                                            Other         Options/       Shares or
                                                            Annual          SARs         Restricted       LTIP         All Other
Name and                          Salary       Bonus     Compensation     Granted        Share Units      Payouts     Compensation
Principal Position      Year        ($)         ($)         ($)             (#)             ($)            ($)             ($)
-----------------------------------------------------------------------------------------------------------------------------------
Jean-Luc Berger,        2005     $52,250 (1)                                               None
President and Chief
Executive Officer
                        2004     $40,000 (1)                                               None


                        2003     $40,000 (1)                                             $149,985


                        2002     $40,000 (1)                                             $262,474
-----------------------------------------------------------------------------------------------------------------------------------

Georges Benarroch,      2005     None                                                      None
Director

                        2004     None                                                      None


                        2003     None                                                      None


                        2002     None                                                     $3,000
-----------------------------------------------------------------------------------------------------------------------------------

Donald MacAdam,         2005     None                                                      None
Director

                        2004     None                                                      None


                        2003     None                                                      None


                        2002     None                                                     $3,000
-----------------------------------------------------------------------------------------------------------------------------------

---------------
(1) This was paid by B Twelve Limited, a subsidiary of Kyto Biopharma, Inc.

     (B) OPTION/SAR GRANTS TABLE
         -----------------------

     The following table (presented in accordance with the Regulation) sets forth stock options granted under the Share Incentive Plan during fiscal year 2002 to the name key employees. There were no grants to key employees in fiscal years 2005, 2004 and 2003.

------------------------------------------------------------------------------------------------------------------
                         Number of             % of Total
                         Securities            Options/SARs Granted
                         Underlying            P[topms/SARs Granted   Exercise or
                         Options/SARs          to Employees in        Base
Name                     Granted (#)           Fiscal Year            Price ($Sh)           Expiration Date
------------------------------------------------------------------------------------------------------------------
Jean-Luc Berger          262,500               31                     $0.0001               Exercised in
                                                                                            November 2001
------------------------------------------------------------------------------------------------------------------
Uri Sagman               587,500               69                     $0.0001               Exercised in
                                                                                            February 2002
------------------------------------------------------------------------------------------------------------------

     (C) AGGREGATED OPTION/SAR EXERCISE IN LATEST FISCAL YEAR AND FISCAL YEAR END OPTION/SAR VALUE TABLE

     The following table (presented in accordance with the Regulation) sets forth details of all exercises of stock options/SARs during the fiscal year end March 31, 2002 (none in fiscal years 2005 and 2004) by the named executive officer and employees and the fiscal year-end value of unexercised options/SARs on an aggregated basis:

-------------------------------------------------------------------------------------------------------------------------
                    Shares
                  Acquired on    Value          Number of Securities Underlying        Value of Unexercised In-the-Money
                   Exercise      Realized       Options/SARs Granted at FY-End (#)     Options/SARs at FY-End ($)
Name                 (#)         ($)            Exercisable/Unexercisable              Exercisable/Unexercisable
-------------------------------------------------------------------------------------------------------------------------
Jean-Luc Berger   262,500        262,474        --                                     --          --
-------------------------------------------------------------------------------------------------------------------------
Uri Sagman        587,500        587,441        --                                     --          --
-------------------------------------------------------------------------------------------------------------------------


     (E) LONG-TERM INCENTIVE ("LTIP") AWARDS TABLE

     None

     (D) COMPENSATION OF DIRECTORS

     All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election and compensation of directors. The Board of Directors appoints officers annually and each executive officer serves at the discretion of the Board of Directors. The Company does not have any standing committees at this time.

     The Company does not currently maintain insurance for the benefit of the directors and officers of Kyto against liabilities incurred by them in their capacity as directors or officers of Kyto. Kyto does not maintain a pension plan for its employees, officers or directors.

     Four directors received 14,525 and 3,000 common shares each for services during FY2001 and FY2002, respectively. No director shares were granted in fiscal years 2005 and 2004.

     None of the directors or senior officers of Kyto and no associate of any of the directors or senior officers of Kyto was indebted to the Company during the financial period ended March 31st, 2005 of Kyto other than for routine indebtedness.

     (F) EMPLOYMENT CONTRACTS

     None

     (G) REPORT ON REPRICING OF OPTIONS/SARS

     None


ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     (A) SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following persons (including any group as defined in Regulation S-B, Section 228.403) are known to the Company, as the issuer, to be beneficial owner of more than five percent (5%) of any class of the said issuer's voting securities.

---------------------------------------------------------------------------------------------------------------
                      Name and Address of
Title of Class        Beneficial Owner                       Common Shares            Percentage of Class
---------------------------------------------------------------------------------------------------------------

Common                Gerard Serfati                           4,500,000                     37.5%
                      Geneva, Switzerland
Common                Credifinance Capital Corp. (1)           4,373,145                       36%

                      Delaware, United States
Common                Medarex Inc.                             1,300,000                     10.8%

                      New Jersey, United States
Common                Dr. Uri Sagman                             902,025                       7.5%
                      Toronto, Ontario, Canada
---------------------------------------------------------------------------------------------------------------

       (1) Credifinance Capital Corp. is a privately held Delaware corporation. A director of Kyto, Georges Benarroch is the President & C.E.O. of Credifinance Capital Corp.

     (B) SECURITY OWNERSHIP OF MANAGEMENT

---------------------------------------------------------------------------------------------------------------
                      Name and Address of
Title of Class        Beneficial Owner                       Common Shares            Percentage of Class
---------------------------------------------------------------------------------------------------------------
Common                Georges Benarroch (1)                  30,025                        0.3%
Common                Dr. Jean-Luc Berger                    527,025                       4.4%
Common                Don MacAdam (2)                        30,025                        0.3%
---------------------------------------------------------------------------------------------------------------

---------------
(1) Georges Benarroch is the President & CEO of Credifinance Capital Corp which owns 4,373,145 common shares representing 36% of issued shares.
(2) Don MacAdam owns 27,025 common shares directly and 3,000 common shares through A360 Inc., a private holding company.

     (C) CHANGES IN CONTROL

     There is no such arrangement which may result in a change in control of the Company.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     (A) CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Detail of related party transactions are described in note 5 of the consolidated Financial Statements.

     (B) TRANSACTIONS WITH PROMOTORS

       Jean-Luc Berger, President, Director and co-founder of Kyto Biopharma, Inc., Gerard Serfati, and Georges Benarroch would be considered as the promoters of the Company. No assets were received by Dr. Berger other the 527,025 shares acquired. Gerard Serfati owns 4,500,000 common shares representing 37.5% of issued shares and Georges Benarroch, is the President & CEO of Credifinance Capital Corp which owns 4,373,145 common shares representing 36% of issued shares.



ITEM 13. EXHIBITS AND REPORTS ON FORM 8-K

     (A) LISTING OF EXHIBITS

EXHIBIT NUMBER      DESCRIPTION
--------------      ------------
   3(i)(a)          Articles of Incorporation of Kyto Biopharma, Inc.*

   3(i)(b)          Articles of Amendment changing name to Kyto Biopharma, Inc.*

   3(ii)            Bylaws of Kyto Biopharma, Inc.*


10.1 Research collaboration agreement between The Research Foundation of State University of New York and B. Twelve Ltd. (Kyto Biopharma, Inc.) [dated August 19, 1999]**

10.2 Collaborative Research Agreement to synthesize new vitamin B12 analogs signed between the Company and New York University [dated November 11, 1999]**

10.3 Extension/Modification Research Collaboration Agreement between the Research Foundation of State University of New York and B Twelve, Inc., (Kyto Biopharma, Inc.) Modification No. 1 [dated November 01, 2000]**

10.4                Debt Settlement Agreement and Put Option (dated November
                    2002) between Kyto Biopharma, Inc. and New York
                    University.**

10.5 Extension/Modification Research Collaboration Agreement between the Research Foundation of State University of New York and Kyto Biopharma, Inc., Modification No. 2 [dated December 2004]. **

10.6 Services Agreement between Kyto Biopaharma, Inc. and Gerard Serfati [dated November 1, 2004]***

31.1                Section 302 Certification**

32.1 Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **


* Filed as Exhibit to Company's Form 10-SB on September 12th, 2003, with the Securities and Exchange Commission
**  Filed as Exhibit with this Form 10-KSB.
*** Previously filed with Form S-8 on November 18, 2004.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The Board of Directors appointed Salberg & Company, P.A. ("SALBERG") as our independent auditors for the fiscal years ending March 31, 2005 and March 31, 2004.

(1)  Audit Fees

     SALBERG billed us and our subsidiary an aggregate of $24,500 for the following professional services: audit of our annual consolidated financial statements for the fiscal year ended March 31, 2004 included in our annual report on Form 10-KSB and review of our interim financial statements included in our quarterly reports on Form 10-QSB.

     SALBERG billed us and our subsidiary an aggregate of $16,800 for the following professional services: audit of our annual consolidated financial statements for the fiscal year ended March 31, 2005 included in our annual report on Form 10-KSB and review of our interim financial statements included in our quarterly reports on Form 10-QSB.

(2)  Audit Related Fees

     SALBERG billed us and our subsidiary an aggregate of $0 and $0 for audit related services rendered during the fiscal years ended March 31, 2005 and 2004, respectively in connection with, among other things, the preparation of a Registration Statement on Form 10-SB.

(3)  Tax Fees

     No professional services was rendered by SALBERG for tax compliance, tax advice, and tax planning the fiscal years ended March 31, 2005 and March 31, 2004.

(4)  All Other Fees

     Not applicable.

                                   SIGNATURES


     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its be signed on its behalf by the undersigned, thereunto duly authorized.


DATE: September 16, 2005                  KYTO BIOPHARMA, INC.


                                          By: /s/ Jean-Luc Berger
                                              ----------------------------------
                                              Jean-Luc Berger
                                              President & C.E.O.
                                              And Acting Chief Financial Officer

     In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


DATE: September 16, 2005                  KYTO BIOPHARMA, INC.


                                          By: /s/ Jean-Luc Berger
                                              ----------------------------
                                              Jean-Luc Berger
                                              President & C.E.O.,
                                              And Acting Chief Financial Officer


DATE: September 16, 2005                  KYTO BIOPHARMA, INC.


                                          By: /s/ Georges Benarroch
                                              ----------------------------------
                                              Georges Benarroch
                                              Director

                       KYTO Biopharma, Inc. and Subsidiary
                          (A Development Stage Company)

                                    Contents

                                                                       Page(s)
                                                                       -------

Report of Independent Registered Public Accounting Firm                   2

Consolidated Balance Sheet                                                3

Consolidated Statements of Operations                                     4

Consolidated Statement of Changes in Stockholders' Deficiency             5

Consolidated Statements of Cash Flows                                     6

Notes to Consolidated Financial Statements                              7-23

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of:
     Kyto Biopharma, Inc. and Subsidiary
     (A Development Stage Company)

We have audited the accompanying consolidated balance sheet of Kyto Biopharma, Inc. and Subsidiary (a development stage company) as of March 31, 2005 and the related consolidated statements of operations, changes in stockholders' deficiency and cash flows for the years ended March 31, 2005 and 2004 and for the period from March 5, 1999 (inception) to March 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the consolidated financial position of Kyto Biopharma, Inc. and Subsidiary (a development stage company) as of March 31, 2005, and the consolidated results of their operations, changes in stockholders' deficiency and cash flows for the years ended March 31, 2005 and 2004 and for the period from March 5, 1999 (inception) to March 31 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the consolidated financial statements, the Company has no revenues, a net loss of $1,963,666 and cash used in operations of $162,786 in 2005, a working capital deficiency of $102,326, a stockholders' deficiency of $274,554 and a deficit accumulated during development stage of $7,794,223 at March 31, 2005. These factors raise substantial doubt about its ability to continue as a going concern. Management's plan in regards to these matters is also described in Note
11. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
June 2, 2005

                       KYTO BIOPHARMA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEET
                                 MARCH 31, 2005

ASSETS

CURRENT ASSETS
    Cash                                                   $     37,485
    Prepaid deposit                                              17,500
    Other receivables                                             4,166
                                                           ------------
TOTAL CURRENT ASSETS                                             59,151
                                                           ------------

EQUIPMENT, NET                                                      830
                                                           ------------

TOTAL ASSETS                                               $     59,981
                                                           ============

LIABILITIES AND STOCKHOLDERS' DEFICIENCY

CURRENT LIABILITIES
    Note Payable - related party                           $    100,000
    Loans payable - related parties                               4,616
    Accrued interest payable - related party                     13,029
    Accounts payable                                             31,607
    Accounts payable - related party                              2,225
    Accrued liabilities - related party                          10,000
                                                           ------------
TOTAL CURRENT LIABILITIES                                       161,477
                                                           ------------

TOTAL LIABILITIES                                               161,477
                                                           ------------

REDEEMABLE COMMON STOCK PURSUANT TO PUT OPTION
    173,058 shares issued and outstanding,
       (Redemption value, $173,058)                             173,058
                                                           ------------

COMMITMENTS (NOTE 4)

STOCKHOLDERS' DEFICIENCY
    Preferred stock, $1.00 par value, 1,000,000 shares
      authorized, none issued and outstanding                        --
    Common stock, $0.0001 par value, 25,000,000 shares
      authorized, 11,813,091 issued and outstanding               1,181
    Additional paid-in capital                               15,079,735
    Deficit accumulated during development stage             (7,794,223)
    Accumulated other comprehensive loss                       (217,484)
                                                           ------------
                                                              7,069,209
    Less: Subscription Receivable                                   (13)
    Less: Deferred consulting fees                           (7,343,750)
                                                           ------------
TOTAL STOCKHOLDERS' DEFICIENCY                                 (274,554)
                                                           ------------

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY             $     59,981
                                                           ============

          See accompanying notes to consolidated financial statements.

                       KYTO BIOPHARMA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                               FOR THE PERIOD FROM
                                                                                                  MARCH 5, 1999
                                                      YEAR ENDED MARCH 31                         (INCEPTION) TO
                                                           2005                  2004             MARCH 31, 2005
                                                       -----------           -----------       -------------------
OPERATING EXPENSES
    Compensation                                       $    52,253           $    44,345           $ 1,685,451
    Depreciation and amortization                              805                 1,244               813,353
    Consulting                                           1,406,250                    --             2,349,649
    Bad debt                                                    --                    --                12,819
    Director fees                                               --                    --                64,100
    Financing fees                                              --                    --                28,781
    Professional fees                                       16,551                35,253                73,858
    General and administrative                              52,396                41,626               362,041
    Research and development                                44,614                25,297             1,061,928
    Loss on debt conversion                                479,986                    --               496,282
    Impairment loss                                             --                    --             1,191,846
                                                       -----------           -----------           -----------
TOTAL OPERATING EXPENSES                                 2,052,855               147,765             8,140,108
                                                       -----------           -----------           -----------

LOSS FROM OPERATIONS                                    (2,052,855)             (147,765)           (8,140,108)
                                                       -----------           -----------           -----------

OTHER INCOME (EXPENSES)
    Interest income                                            124                    58                 4,924
    Interest expense                                        (6,924)               (4,669)              (16,273)
    Gain on debt forgiveness                                 9,124                    --                68,778
    Loss on disposal of equipment                               --                    --                  (567)
    Foreign currency transaction gain (loss)                86,865               117,530               289,023
                                                       -----------           -----------           -----------
TOTAL OTHER INCOME (EXPENSE), NET                           89,189               112,919               345,885
                                                       -----------           -----------           -----------

NET (LOSS)                                             $(1,963,666)          $   (34,846)          $(7,794,223)
                                                       ===========           ===========           ===========

COMPREHENSIVE (LOSS)
    Foreign currency translation gain (loss)               (87,495)             (117,341)             (217,484)
                                                       -----------           -----------           -----------

TOTAL COMPREHENSIVE (LOSS)                             $(2,051,161)          $  (152,187)          $(8,011,707)
                                                       ===========           ===========           ===========

Net Loss Per Share - Basic and Diluted                 $     (0.23)          $     (0.01)          $     (1.58)
                                                       ===========           ===========           ===========

Weighted average number of shares outstanding
    during the year - basic and diluted                  8,389,402             6,359,758             4,926,870
                                                       ===========           ===========           ===========

          See accompanying notes to consolidated financial statements.

                       KYTO BIOPHARMA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
          CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIENCY
          YEARS ENDED MARCH 31, 2005 AND 2004, AND FOR THE PERIOD FROM
                   MARCH 5, 1999 (INCEPTION) TO MARCH 31, 2005

                                                              PREFERRED STOCK                 COMMON STOCK           ADDITIONAL
                                                          ------------------------      -------------------------    PAID - IN
                                                           SHARES        AMOUNT           SHARES        AMOUNT         CAPITAL
                                                          --------    ------------      ----------   ------------   ------------
Common stock issued for services to officer                     --    $         --         300,000   $         30   $    299,970
Common stock issued for services to consultant                  --              --         255,000             25        254,975
Warrants issued to consultant                                   --              --              --             --        345,000
Net loss, 1999                                                  --              --              --             --             --
                                                          --------    ------------      ----------   ------------   ------------
Balance, March 31, 1999                                         --              --         555,000             55        899,945
Preferred stock issued for cash                            250,000         250,000              --             --             --
Offering cost                                                   --              --              --             --        (17,005)
Common stock issued for intangible assets                       --              --       2,000,000            200      1,999,800
Common stock issued for cash upon exercise
  of warrants                                                   --              --         100,000             10         99,990
Foreign currency translation loss                               --              --              --             --             --
Net loss, 2000                                                  --              --              --             --             --
                                                          --------    ------------      ----------   ------------   ------------
Balance, March 31, 2000                                    250,000         250,000       2,655,000            265      2,982,730
Common stock issued as director fees                            --              --          58,100              6         58,094
Common stock issued for cash upon exercise
  of warrants                                                   --              --         150,000             15        149,985
Common stock issued for cash upon exercise
  of warrants                                                   --              --         345,000             35             --
Common stock issued to officer as
  compensation                                                  --              --         100,000             10         99,990
Common stock issued for cash                                    --              --         100,000             10         99,990
Common stock issued for future services                         --              --         400,000             40      1,199,960
Foreign currency translation gain                               --              --              --             --             --
Net loss, 2001                                                  --              --              --             --             --
                                                          --------    ------------      ----------   ------------   ------------
Balance, March 31, 2001                                    250,000         250,000       3,808,100            381      4,590,749
Preferred stock converted to common stock                 (250,000)       (250,000)        250,000             25        249,975
Common stock warrants issued for consulting
  services                                                      --              --              --             --        254,346
Common stock issued for cash upon exercise
  of warrants                                                   --              --         125,000             13        124,987
Common stock warrants issued for services                       --              --              --             --        849,915
Common stock issued for cash upon exercise
of warrants                                                     --              --         850,000             85             --
Common stock issued to directors as
  compensation                                                  --              --           6,000             --          6,000
Common stock issued to employees as
  compensation                                                  --              --           3,000             --          3,000
Common stock issued as loan fee                                 --              --          25,000              3         24,997
Foreign currency translation gain                               --              --              --             --             --
Net loss, 2002                                                  --              --              --             --             --
                                                          --------    ------------      ----------   ------------   ------------
Balance, March 31, 2002                                         --              --       5,067,100            507      6,103,969
Stock issued for cash and services                              --              --         225,000             22        224,978
Stock issued in settlement of accounts payable,
  net of redeemable shares                                      --              --         100,000             10         99,990
Stock issued to settle loans payable, related party             --              --         102,658             10        102,648
Stock issued as consideration for future
  services                                                      --              --         800,000             80        799,920
Stock issued for past and future rent and
  administrative services                                       --              --          65,000              7         64,993
Common stock warrants issued as financing fee                   --              --              --             --          3,783
Foreign currency translation loss                               --              --              --             --             --
Net loss, 2003                                                  --              --              --             --             --
                                                          --------    ------------      ----------   ------------   ------------
Balance, March 31, 2003                                         --              --       6,359,758            636      7,400,281
Foreign currency translation loss                               --              --              --             --             --
Amortization of deferred expenses                               --              --              --             --             --
Net Loss, 2004                                                  --              --              --             --             --
                                                          --------    ------------      ----------   ------------   ------------
Balance, March  31, 2004                                        --              --       6,359,758            636      7,400,281
Stock issued for cash and services                              --              --         500,000             50        249,950
Common stock issued for services to consultant                  --              --       4,500,000            450      6,749,550
Stock issued to settle loans payable, related party             --              --         320,000             32        479,968
Stock issued for past and future rent and
  administrative services                                       --              --         133,333             13        199,986
Foreign currency translation loss                               --              --              --             --             --
Net Loss, 2005                                                  --              --              --             --             --
                                                          --------    ------------      ----------   ------------   ------------
Balance, March 31, 2005                                         --    $         --      11,813,091   $      1,181   $ 15,079,735
                                                          ========    ============      ==========   ============   ============

[RESTUB]

                                                         DEFICIT
                                                        ACCUMULATED     ACCUMULATED
                                                          DURING           OTHER
                                                        DEVELOPMENT    COMPREHENSIVE       DEFERRED
                                                          STAGE            LOSS           CONSULTING
                                                        -----------      -----------      -----------
Common stock issued for services to officer             $        --      $        --      $        --
Common stock issued for services to consultant                   --               --               --
Warrants issued to consultant                                    --               --               --
Net loss, 1999                                             (900,000)              --               --
                                                        -----------      -----------      -----------
Balance, March 31, 1999                                    (900,000)              --               --
Preferred stock issued for cash                                  --               --               --
Offering cost                                                    --               --               --
Common stock issued for intangible assets                        --               --               --
Common stock issued for cash upon exercise
  of warrants                                                    --               --               --
Foreign currency translation loss                                --           (5,745)              --
Net loss, 2000                                             (650,366)              --               --
                                                        -----------      -----------      -----------
Balance, March 31, 2000                                  (1,550,366)          (5,745)              --
Common stock issued as director fees                             --               --               --
Common stock issued for cash upon exercise
  of warrants                                                    --               --               --
Common stock issued for cash upon exercise
  of warrants                                                    --               --               --
Common stock issued to officer as
  compensation                                                   --               --               --
Common stock issued for cash                                     --               --               --
Common stock issued for future services                          --               --       (1,200,000)
Foreign currency translation gain                                --           60,054               --
Net loss, 2001                                             (966,789)              --               --
                                                        -----------      -----------      -----------
Balance, March 31, 2001                                  (2,517,155)          54,309       (1,200,000)
Preferred stock converted to common stock                        --               --               --
Common stock warrants issued for consulting
  services                                                       --               --               --
Common stock issued for cash upon exercise
  of warrants                                                    --               --               --
Common stock warrants issued for services                        --               --               --
Common stock issued for cash upon exercise
of warrants                                                      --               --               --
Common stock issued to directors as
  compensation                                                   --               --               --
Common stock issued to employees as
  compensation                                                   --               --               --
Common stock issued as loan fee                                  --               --               --
Foreign currency translation gain                                --           13,397               --
Net loss, 2002                                           (2,959,415)              --               --
                                                        -----------      -----------      -----------
Balance, March 31, 2002                                  (5,476,570)          67,706       (1,200,000)
Stock issued for cash and services                               --               --               --
Stock issued in settlement of accounts payable,
  net of redeemable shares                                       --               --               --
Stock issued to settle loans payable, related party              --               --               --
Stock issued as consideration for future
  services                                                       --               --         (800,000)
Stock issued for past and future rent and
  administrative services                                        --               --               --
Common stock warrants issued as financing fee                    --               --               --
Foreign currency translation loss                                --          (80,354)              --
Net loss, 2003                                             (319,141)              --               --
                                                        -----------      -----------      -----------
Balance, March 31, 2003                                  (5,795,711)         (12,648)      (2,000,000)
Foreign currency translation loss                                --         (117,341)              --
Amortization of deferred expenses                                --               --               --
Net Loss, 2004                                              (34,846)              --               --
                                                        -----------      -----------      -----------
Balance, March  31, 2004                                 (5,830,557)        (129,989)      (2,000,000)
Stock issued for cash and services                               --               --               --
Common stock issued for services to consultant                   --               --       (5,343,750)
Stock issued to settle loans payable, related party              --               --               --
Stock issued for past and future rent and
  administrative services                                        --               --               --
Foreign currency translation loss                                --          (87,495)              --
Net Loss, 2005                                           (1,963,666)              --               --
                                                        -----------      -----------      -----------
Balance, March 31, 2005                                 $(7,794,223)     $  (217,484)     $(7,343,750
                                                        ===========      ===========      ===========

[RESTUB]

                                                                          DEFERRED
                                                       SUBSCRIPTION         LOAN           DEFERRED
                                                        RECEIVABLE           FEE           EXPENSES           TOTAL
                                                        -----------      -----------      -----------      -----------
Common stock issued for services to officer             $        --      $        --      $        --      $   300,000
Common stock issued for services to consultant                   --               --               --          255,000
Warrants issued to consultant                                    --               --               --          345,000
Net loss, 1999                                                   --               --               --         (900,000)
                                                        -----------      -----------      -----------      -----------
Balance, March 31, 1999                                          --               --               --               --
Preferred stock issued for cash                                  --               --               --          250,000
Offering cost                                                    --               --               --          (17,005)
Common stock issued for intangible assets                        --               --               --        2,000,000
Common stock issued for cash upon exercise
  of warrants                                                    --               --               --          100,000
Foreign currency translation loss                                --               --               --           (5,745)
Net loss, 2000                                                   --               --               --         (650,366)
                                                        -----------      -----------      -----------      -----------
Balance, March 31, 2000                                          --               --               --        1,676,884
Common stock issued as director fees                             --               --               --           58,100
Common stock issued for cash upon exercise
  of warrants                                                    --               --               --          150,000
Common stock issued for cash upon exercise
  of warrants                                                    --               --               --               35
Common stock issued to officer as
  compensation                                                   --               --               --          100,000
Common stock issued for cash                                     --               --               --          100,000
Common stock issued for future services                          --               --               --               --
Foreign currency translation gain                                --               --               --           60,054
Net loss, 2001                                                   --               --               --         (966,789)
                                                        -----------      -----------      -----------      -----------
Balance, March 31, 2001                                          --               --               --        1,178,284
Preferred stock converted to common stock                        --               --               --               --
Common stock warrants issued for consulting
  services                                                       --               --               --          254,346
Common stock issued for cash upon exercise
  of warrants                                                    --               --               --          125,000
Common stock warrants issued for services                        --               --               --          849,915
Common stock issued for cash upon exercise
of warrants                                                      --               --               --               85
Common stock issued to directors as
  compensation                                                   --               --               --            6,000
Common stock issued to employees as
  compensation                                                   --               --               --            3,000
Common stock issued as loan fee                                  --          (24,997)              --                3
Foreign currency translation gain                                --               --               --           13,397
Net loss, 2002                                                   --               --               --       (2,959,415)
                                                        -----------      -----------      -----------      -----------
Balance, March 31, 2002                                          --          (24,997)              --         (529,385)
Stock issued for cash and services                               --               --               --          225,000
Stock issued in settlement of accounts payable,
  net of redeemable shares                                       --               --               --          100,000
Stock issued to settle loans payable, related party              --           24,997               --          127,655
Stock issued as consideration for future
  services                                                       --               --               --               --
Stock issued for past and future rent and
  administrative services                                        --               --          (30,000)          35,000
Common stock warrants issued as financing fee                    --               --               --            3,783
Foreign currency translation loss                                --               --               --          (80,354)
Net loss, 2003                                                   --               --               --         (319,141)
                                                        -----------      -----------      -----------      -----------
Balance, March 31, 2003                                          --               --          (30,000)        (437,442)
Foreign currency translation loss                                --               --               --         (117,341)
Amortization of deferred expenses                                --               --           30,000           30,000
Net Loss, 2004                                                   --               --               --          (34,846)
                                                        -----------      -----------      -----------      -----------
Balance, March  31, 2004                                         --               --               --         (559,629)
Stock issued for cash and services                                0               --               --          250,000
Common stock issued for services to consultant                   --               --                         1,406,250
Stock issued to settle loans payable, related party              --               --               --          480,000
Stock issued for past and future rent and
  administrative services                                       (13)              --               --          199,986
Foreign currency translation loss                                --               --               --          (87,495)
Net Loss, 2005                                                   --               --               --       (1,963,666)
                                                        -----------      -----------      -----------      -----------
Balance, March 31, 2005                                 $       (13)     $        --      $        --      $  (274,554)
                                                        ===========      ===========      ===========      ===========

          See accompanying notes to consolidated financial statements.

             KYTO BIOPHARMA, INC. AND SUBSIDIARY
                (A DEVELOPMENT STAGE COMPANY)
            CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                           FOR THE PERIOD FROM
                                                                                              MARCH 5, 1999
                                                                  YEAR ENDED MARCH 31        (INCEPTION) TO
                                                                 2005            2004       DECEMBER 31, 2004
                                                             -----------      -----------  -------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net Income (loss)                                        $(1,963,666)     $   (34,846)     $(7,794,223)
    Adjustment to reconcile net income (loss)
      to net cash used in operating activities:
      Depreciation and amortization                                  805            1,244          813,353
      Stock based compensation                                 1,406,250               --        2,884,143
      Stock based consulting expense                                  --               --          854,345
      Stock based director fees                                       --               --           64,100
      Stock based rent and administrative fees                        --           30,000           40,000
      Common stock warrants issued as financing fee                   --               --            3,783
      Loss on disposal of equipment                                   --               --              567
      Impairment loss                                                 --               --        1,191,846
      Gain on settlement of accounts payable                          --               --          (59,654)
      Loss on debt conversion                                    479,986               --          496,282
      Amortization of stock based financing fee                       --               --           24,997
    Changes in operating assets and liabilities:
      (Increase) decrease in:
         Other receivables                                         1,491            2,546           (4,165)
         Prepaids and other assets                               (16,177)          (1,323)         (17,500)
      Increase (decrease) in:
         Accounts payable and accrued expenses                   (81,793)          33,075          494,714
         Accounts payable-Related Parties                         10,318            8,160           18,478
                                                             -----------      -----------      -----------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES             (162,786)          38,856         (988,934)
                                                             -----------      -----------      -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of property and equipment                                --               --           (4,463)
                                                             -----------      -----------      -----------
NET CASH USED IN INVESTING ACTIVITIES                                 --               --           (4,463)
                                                             -----------      -----------      -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from common stock issuance, net of
      offering cost                                              250,000               --          958,222
    Loan proceeds from related parties, net                       35,358           75,463          319,066
    Repayment of loan to related parties                              --               --          (26,792)
                                                             -----------      -----------      -----------
NET CASH PROVIDED BY FINANCING ACTIVITIES                        285,358           75,463        1,250,496
                                                             -----------      -----------      -----------

Effect of Exchange Rate on Cash                                  (87,495)        (117,341)        (219,614)

Net Increase in Cash and Cash Equivalents                         35,077           (3,022)          37,485

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                   2,408            5,430               --
                                                             -----------      -----------      -----------

Cash and Cash Equivalents at End of Period                   $    37,485      $     2,408      $    37,485
                                                             ===========      ===========      ===========


    Supplemental Disclosure of Cash Flow Information:
      Cash paid for:
         Interest                                            $        --      $        --      $        --
                                                             ===========      ===========      ===========
         Taxes                                               $        --      $        --      $        --
                                                             ===========      ===========      ===========

    Supplemental Disclosure of Non-Cash Investing and
      Financing Activities:
         Conversion of debt to equity                        $   200,000      $        --      $   640,716
                                                             ===========      ===========      ===========
         Stock issued for deferred consulting services       $ 6,750,000      $        --      $ 6,750,000
                                                             ===========      ===========      ===========
         Conversion of liabilities to note payable           $        --      $        --      $   102,023
                                                             ===========      ===========      ===========
         Stock issued for debt restructuring
           anti-dilution provision                           $        --      $        --      $   800,000
                                                             ===========      ===========      ===========
         Conversion of preferred shares to common shares     $        --      $        --      $   250,000
                                                             ===========      ===========      ===========
         Stock issued for future services                    $        --      $        --      $ 1,200,000
                                                             ===========      ===========      ===========
         Issued common shares for intangible assets          $        --      $        --      $ 2,000,000
                                                             ===========      ===========      ===========

          See accompanying notes to consolidated financial statements.

                       KYTO BIOPHARMA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2005

NOTE 1   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (A) NATURE OF BUSINESS

         Kyto Biopharma, Inc. was formed as a Florida corporation on March 5, 1999. B Twelve, Limited, Kyto Biopharma, Inc.'s wholly-owned Canadian subsidiary (collectively referred to as the "Company"), was also formed on March 5, 1999. On August 14, 2002, the parent Company changed its name from B Twelve, Inc. to Kyto Biopharma, Inc.

         The Company is a biopharmaceutical company, formed to acquire and develop innovative minimally toxic and non-immunosuppressive proprietary drugs for the treatment of cancer, arthritis, and other proliferative and autoimmune diseases. The Company has subsequently built itself into a development stage biopharmaceutical company that develops receptor-mediated technologies to control the uptake of vitamin B12 by non-controlled proliferative cells.

         Activities during the development stage include acquisition of financing and intellectual properties and research and development activities conducted by others under contracts.

         (B) PRINCIPLES OF CONSOLIDATION

         The accompanying consolidated financial statements include the accounts of the Company and its subsidiary. All material intercompany balances and transactions have been eliminated in consolidation.

         (C) USE OF ESTIMATES

         In preparing consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and revenues and expenses during the period presented. Actual results may differ from these estimates.

         Significant estimates during 2005 and 2004 and for the period for March 5, 1999 (inception) to March 31, 2005 include depreciable lives on equipment, valuation of intangible assets, the valuation allowance of deferred tax assets, and the valuation of non-cash stock based transactions.

         (D) CASH AND CASH EQUIVALENTS

         For the purpose of the consolidated cash flow statements, the Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

                       KYTO BIOPHARMA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2005

         (E) BASIS OF PRESENTATION AND FOREIGN CURRENCY

         The accompanying consolidated financial statements are presented under accounting principles generally accepted in the United States of America and in United States dollars.

         The functional currency of the Company's Canadian subsidiary is the Canadian dollar. The accounts of the Canadian subsidiary are translated to United States dollars using the current rate method. Under the current rate method, all assets and liabilities are translated using exchange rates at the balance sheet date. Revenue and expense items are translated using the average rate of exchange prevailing during the period. Capital transactions are translated at their historical rates. Exchange gains and losses resulting from translation of foreign currencies are recorded in stockholders' deficiency as a cumulative translation adjustment and reflected as a component of other accumulated comprehensive income or loss.

         Gains and losses resulting from foreign currency transactions are recognized in operations of the period incurred.

         (F) CONCENTRATIONS

         The Company maintains its cash in bank deposit accounts, which, at times, exceed federally insured limits. As of March 31, 2005, the Company did not have any deposits in excess of federally insured limits. The Company has not experienced any losses in such accounts through March 31, 2005.

         The Company has obtained and continues to obtain a large amount of its funding from loans and equity funding from a principal stockholder related to a director of the Company.

         (G) EQUIPMENT

         Equipment is stated at cost, less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is provided using the straight-line method over the estimated useful lives of the assets of five years.

         (H) LONG-LIVED ASSETS

         The Company reviews long-lived assets and certain identifiable assets related to those assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recoverable. If the undiscounted future cash flows of the long-lived assets are less that the carrying amount, their carrying amount is reduced to fair value and an impairment loss is recognized.

         (I) STOCK-BASED COMPENSATION

         The Company accounts for stock options issued to employees in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation cost is measured on the date of grant as the excess of the current market price of the underlying stock over the exercise price. Such compensation amounts are amortized over

                       KYTO BIOPHARMA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2005

         the respective vesting periods of the option grant. The Company adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," and SFAS No. 148, "Accounting for Stock Based Compensation-Transaction and Disclosure," which permits entities to provide pro forma net income (loss) and pro forma earnings (loss) per share disclosures for employee stock option grants as if the fair-valued based method defined in SFAS No. 123 had been applied.

         The Company accounts for stock options or warrants issued to non-employees for goods or services in accordance with SFAS No. 123. Under this method, the Company records an expense equal to the fair value of the options or warrants issued. The fair value is computed using an options pricing model.

         (J) RESEARCH AND DEVELOPMENT COSTS

         Others conduct research and development on behalf of the Company under contractual agreements and such costs are charged to expense as incurred. Research and development expense was $44,614, $25,297, and $1,061,928 for the years ended March 31, 2005, 2004, and for the period from March 5, 1999 (inception) to March 31, 2005, respectively.

         (K) INCOME TAXES

         The Company accounts for income taxes under the Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("Statement 109"). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period, which includes the enactment date.

         (L) COMPREHENSIVE INCOME

         The Company accounts for Comprehensive Income under the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("Statement No. 130"). Statement No. 130 establishes standards for reporting and display of comprehensive income and its components. Comprehensive income is the total of net income (loss) and other comprehensive income (loss).

         The foreign currency translation gains and losses resulting from the translation of the financial statements of B Twelve, Ltd. expressed in Canadian dollars to United States dollars are reported as Accumulated Other Comprehensive Income or Loss in the Consolidated Statement of Changes in Stockholders' Deficiency.

         (M) NET LOSS PER COMMON SHARE

         In accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share", basic earnings per share is computed by dividing

                       KYTO BIOPHARMA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2005

         the net income less preferred dividends for the period by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing net income less preferred dividends by the weighted average number of common shares outstanding including the effect of common stock equivalents. Common stock equivalents, consisting of stock options and warrants, have not been included in the calculation, as their effect is antidilutive for the periods presented. At March 31, 2005, there were common stock warrants to issue 275,000 common shares, which could potentially dilute future earnings per share.

         Additionally, there were 173,058 shares of redeemable common stock issued in connection with a written put option (see Note 4(C)) that are not included as a component of stockholders' deficiency and are not included in the computation of basic and diluted earnings per share as these shares are not considered to be outstanding during the periods presented and the effect of the issuance of these shares is anti-dilutive.

         (N) FAIR VALUE OF FINANCIAL INSTRUMENTS

         Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate that value. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

         The carrying amounts of the Company's short-term financial instruments, including other receivable, accounts payable, and loans payable-related parties, approximate fair value due to the relatively short period to maturity for these instruments.

         (O) NEW ACCOUNTING PRONOUNCEMENTS

         In May 2003, the FASB issued SFAS No. 149; "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149") which provides for certain changes in the accounting treatment of derivative contracts. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, except for certain provisions that relate to SFAS No. 133, Implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, which should continue to be applied in accordance with their respective effective dates. The guidance should be applied prospectively. The adoption of SFAS 149 did not have a material impact on the Company's consolidated financial position, results of operations, or liquidity.

         In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). This new statement changes the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. It requires that those instruments be classified as liabilities in balance sheets. Most of the guidance in SFAS 150 is effective for all instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material impact on the Company's consolidated financial position, results of operations, or liquidity.

                       KYTO BIOPHARMA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2005

         In December 2004, the FASB issued SFAS No. 123(R) that will require compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be re-measured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. Statement 123(R) replaces FASB Statement No. 123 and supersedes APB Opinion No. 25, and is effective as of the beginning of the first annual reporting period that begins after June 15, 2005

         (P) RECLASSIFICATIONS

         Certain amounts in the March 31, 2004 consolidated financial statements have been reclassified to conform to the March 31, 2005 presentation.

NOTE 2   EQUIPMENT

Equipment consists of the following at March 31:

                                              2005
                                            -------
         Computers and equipment            $ 4,589
         Less: Accumulated depreciation      (3,759)
                                            -------
                                            $   830
                                            =======

Depreciation was $805 and $1,244 for the years ended March 31, 2005 and 2004, respectively, and $813,353 for the period from March 5, 1999 (inception) to March 31, 2005.

During 2002, furniture and fixtures were disposed of. The loss on the disposal for the year ended March 31, 2002 was $567.

NOTE 3   INTANGIBLE ASSETS IMPAIRMENT

On June 2, 1999, the Company purchased a portfolio of patents, patents pending, and related intellectual property (collectively the "Intellectual Property") from a third party in exchange for 2,000,000 shares of the Company's common stock. The shares were valued at $1.00 per share based on contemporaneous cash purchases of convertible preferred stock and common stock warrants resulting in a value of $2,000,000. The Company also capitalized certain legal costs.

The purchased Intellectual Property has been amortized over its estimated useful life of seven years from the acquisition date and through March 31, 2002.

Amortization expense was $285,708 for the year ended March 31, 2002 and $809,511 for the period from March 5, 1999 (inception) to March 31, 2004 (See below). There was no amortization expense for the years ended March 31, 2005 and 2004, respectively.

As of March 31, 2002, management performed an impairment analysis of the Intellectual Property. Due to the then current status of the Company as a

                       KYTO BIOPHARMA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2005

development stage company and the inherent difficulties in projecting future revenues, management decided to take a conservative approach and recognize an impairment loss for the full book value of the asset totaling $1,191,846 in 2002.

NOTE 4   COMMITMENTS AND CONTINGENCIES

         (A) EMPLOYMENT AGREEMENTS

         The Company entered into an employment agreement with an officer in June 1999, which expired on May 31, 2001. The agreement stipulates a salary based on funding criteria and issuance of 1,200,000 common stock options, which vest based on the Company meeting stipulated milestones. The options are exercisable upon vesting at $0.0001 per share. The options were valued on the grant date using the intrinsic value method pursuant to APB No. 25 and the contemporaneous cash common stock sale price of $1.00 resulting in an approximate $1.00 option value. Due to the uncertainty of meeting milestones, a compensation expense based on the estimated $1.00 value of the options will be recognized upon vesting. Through March 31, 2001, none of the options vested. In May 2001, 587,500 of the options vested, and a compensation expense of $587,441 was recognized. (See Notes 6(B) and 6(C))

         The Company entered into an employment agreement with an officer in June 2000, which expired on May 31, 2001. The agreement stipulates a salary based on funding criteria and issuance of 400,000 common stock options, which vest based on the Company meeting stipulated milestones. The options are exercisable upon vesting at $0.0001 per share. The options were valued on the grant date using the intrinsic value method of APB No. 25 and the contemporaneous cash common stock sale price of $1.00 resulting in an approximate $1.00 option value. Due to the uncertainty of meeting milestones, a compensation expense based on the estimated $1.00 value of the options will be recognized upon vesting. Through March 31, 2001, none of the options vested. In May 2001, 262,500 of the options vested and a compensation expense of $262,474 was recognized. (See Notes 6(B) and 6(C))

         In June 2001, the above employment agreements were renewed and the remaining 612,500 and 137,500 options under each agreement, respectively, remained outstanding. However, in November 2001, those employment agreements were terminated by the Company and the related option agreements for 612,500 and 137,500 options were also cancelled. One of those agreements was replaced with an oral consulting agreement with one individual to act as President and Chief Executive Officer.

         (B) LEASES

         The Company leases office space on a month-to-month basis. The premise is leased from a principal stockholder (See Note 6(B) and 7). Rent expense in 2005, 2004, and for the period from March 5, 1999 (inception) to March 31, 2005 was $20,000, $20,000, and $108,377,
         respectively and is included in general and administrative expense in the accompanying consolidated statements of operations. (See Note 5(B))

                       KYTO BIOPHARMA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2005

         (C) REDEEMABLE COMMON STOCK PURSUANT TO PUT OPTION

         In November 2002 and February 2003, the Company issued an aggregate 273,058 shares of its common stock having a fair value of $273,058 to settle certain accounts payable under a debt settlement agreement ("agreement") with three unrelated parties (See Note 6(B)). Of the total stock issued in connection with the agreement, two of these parties received an aggregate 173,058 shares of common stock. In addition, these two creditors received a written put option for the aggregate 173,058 shares of common stock previously issued. Specifically, three years from the date of the initial settlement, the put option holders have a thirty-day period in which to notify the Company of their intent to put the options back to the Company at a redemption price of $1.00 per share. The Company will then have 90 days from the notification date to make the required payment. The redemption value of these shares of common stock at March 31, 2005 is $173,058. (See Note 1(M))

         (D) REGULATION

         The business of the Company is subject to various governmental regulations in the United States of America, Canada, and other countries, which must approve any Company products before commencement of commercial sales and which regulate the manufacturing of pharmaceuticals. (See Note 11)

         (E) COMMITMENT

         In December 2004, the Company signed an Extension Modification of Research Collaboration Agreement with the Research Foundation of State University of New York (RFSUNY) regarding the research and development of the use of monoclonal antibodies to block the vitamin B12 uptake by cancer cells for funding consideration of $35,000 to be appropriated for the initial 6 months of the conduct of the research plan from January 1, 2005 through June 30, 2005. The Company shall amend patent No. 5,688,504 to legally establish joint ownership with RFSUNY. The $35,000 was paid in January 2005 with a prepaid balance of $17,500 remaining at March 31, 2005.

NOTE 5   LOANS AND NOTES PAYABLE AND ACCRUED LIABILITIES, RELATED PARTIES

         (A) LOANS PAYABLE, RELATED PARTIES

         In November 2002, the Company received working capital funds from a principal stockholder totaling $50,000 as part of a $100,000 agreement to provide debt financing.

         During the year ended March 31, 2004, the Company received the remaining $50,000 portion of the debt financing transaction plus an additional $25,000. All activity with this principal stockholder represents a 100% concentration of all debt financing for the year ended March 31, 2004. All loans are non-interest bearing, unsecured and due on demand. In the first quarter of fiscal 2004, an additional $35,000 loan was received from the same principal stockholder. In October 2004, the $160,000 was exchanged for 320,000 common shares (see
         Note 6 (B)). The Company recognized a loss of $320,000 on this transaction.

                       KYTO BIOPHARMA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2005

         At March 31, 2005, the Company owed $4,616 to a related party director of the Company. The loan was non-interest bearing, unsecured and due on demand and included in the loans payable, relayed party balance. (See
         Note 7)

         (B) ACCRUED LIABILITIES, RELATED PARTY

         The Company leases office space and administrative services from a principal stockholder related party. Rent and administrative expense in 2005, 2004, and for the period from March 5, 1999 (inception) to March 31, 2005 was $40,000, $40,000, and $216,754, respectively and is included in general and administrative expense in the accompanying consolidated statements of operations. The Company allocates 50% of these amounts to rent expense. (See Note 4(B)). Accrued liabilities for the above services at March 31, 2005 were $10,000. (See Note 4(B))

         At March 31, 2005, accounts payable-related party of $2,225 are payables to a director for expense reimbursement due.

         (C) NOTE PAYABLE, RELATED PARTY

         During the year ended March 31, 2001, the Company entered into an agreement with a vendor, who is also a principal stockholder, related party for services totaling $200,000. On November 11, 2002, the Company and vendor mutually agreed that in lieu of the $200,000 payment, the vendor would accept 100,000 shares of the Company's common stock valued at $1.00 totaling $100,000. In addition, the Company also executed a $100,000 unsecured promissory note with the vendor. Under the terms of the promissory note, the obligation bears interest at prime plus 1% (6.75% at March 31, 2005). Interest is accrued and payable quarterly. At March 31, 2005, accrued interest totaled $13,029. In connection with the promissory note, all principal and accrued interest is payable in full upon the earliest of the following:

         (i) The date on which the Company raises at least $1,000,000 in funding within a twelve-month period;

         (ii) The date on which an agreement between the Company, vendor and other unrelated party terminates; or

         (iii)    Three years from the date of the promissory note.

         Since the note is due in November 2005, the note payable was re-classified to current liabilities at March 31, 2005.

NOTE 6   STOCKHOLDERS' DEFICIENCY

         (A) PREFERRED STOCK

         In June 1999, an investor purchased 250,000 units at $1.00 per unit or $250,000 consisting of 250,000 shares of convertible preferred stock and receives warrants to purchase up to 750,000 common shares as

                       KYTO BIOPHARMA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2005

         follows: 250,000 common stock warrants exercisable at $1.00 per share issued with the preferred stock and another potential 500,000 as discussed below. The preferred stock was convertible to common stock on a one-for-one basis upon the earlier of:

         (i)      An initial public offering by the Company, as defined,

         (ii)     The completion of a reverse take-over transaction,

         (ii) A minimum $3,000,000 private equity financing based on a $10,000,000 valuation or,

         (iv) The merger of the Company with another corporation or the sale of substantively all the assets of the Corporation.

         There was no beneficial conversion feature upon the sale as the value of the common shares into which the preferred shares are convertible are also $1.00 based on contemporaneous transactions.

         Upon exercise of the first 250,000 warrants, the investor received another warrant for 250,000 common shares at $1.00 exercise price per share. Upon conversion of the preferred stock, each share of common stock issued shall be coupled with an additional common stock purchase warrant at an exercise price of $1.00 per share with a three-month term. In December 1999 and May 2000, 100,000 and 150,000, respectively, of the first warrant were exercised and therefore in May 2000 the additional 250,000 warrant was granted with an exercise price of $1.00 expiring June 2003. In June 2001, pursuant to a letter of intent, which was ratified by the shareholders, the preferred shares were converted and the additional 250,000 warrants were granted at an exercise price of $1.00 with an amended term not to exceed five years. There was no beneficial conversion feature to the warrants as the value of the common stock was still considered to be $1.00 based on contemporaneous transactions at that time. There was no effect of the warrant issuances on operations as all warrants are considered to be purchased as part of the preferred stock unit. The second and third warrants totaling 500,000 common shares remained outstanding at March 31, 2003. In June 2003, 250,000 of those expired leaving 250,000 outstanding at March 31, 2005. At March 31, 2005, no preferred shares were outstanding.

         (B) COMMON STOCK AND OPTIONS

         In March 1999, the Company issued 300,000 common shares to an officer for services, which were valued at a planned contemporaneous cash offering price for one-for-one convertible preferred stock and common stock warrants issued with an exercise price of $1.00 per share. A compensation expense of $300,000 was recorded in 1999.

         In March 1999, the Company issued 255,000 common shares and 345,000 common stock warrants exercisable at $0.0001 per share as a fee for assistance in the acquisition of intangible assets. The common shares were valued based on a contemporaneous cash-offering price of $1.00 per share. The warrants were valued pursuant to SFAS 123, at $1.00 per warrant. The aggregate consulting expense charged to operations in 1999 for the shares and warrants was $600,000.

         In June 1999, the Company issued 2,000,000 common shares for a portfolio of patents, patents pending, and related intellectual

                       KYTO BIOPHARMA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2005

         property. The portfolio was valued at $2,000,000 based on a $1.00 per share contemporaneous cash offering price for one-for-one convertible preferred stock and common stock warrants issued with an exercise price of $1.00.

         In December 1999, 100,000 common stock warrants were exercised for $100,000.

         In May 2000, directors were granted an aggregate 58,100 common shares for services rendered. The shares were valued at the contemporaneous cash offering price of $1.00 per share resulting in a compensation expense of $58,100 on the grant date.

         In May 2000, 150,000 common stock warrants were exercised for $150,000.

         In October 2000, 345,000 common stock warrants were exercised at $0.0001 per share or a total of $35.

         In October 2000, 100,000 common shares were issued to an officer as compensation for services rendered. A compensation expense of $100,000 was recognized on the grant date based on the contemporaneous cash offering price of $1.00 per common share.

         In December 2000, 50,000 common shares were sold to an unrelated party for $50,000 and another 50,000 common shares were sold to a stockholder for $50,000.

         During January 2001, the Company issued 400,000 fully vested shares to a third party research and development subcontractor (the "Vendor") to be used as credit against $1,200,000 in future invoiced license and royalty fees. Based on the contract, the shares had a fair value of $3.00 per share and stated anti-dilution provisions provided to the Vendor, the Company valued the 400,000 shares at $1,200,000, which reflected the best available evidence as to the valuation of these shares (See note 7). The value, considered a prepaid expense, was recorded as deferred consulting fees deducted from stockholders' deficiency, to be amortized against future invoices. During 2003, in accordance with the anti-dilution provision, the Company issued an additional 800,000 shares for common stock having a fair value of $1.00 per share based on recent transactions upon which certain accounts payable and loans payable with related and unrelated parties were settled. For financial accounting purposes, the additional shares are valued at $800,000 based on contemporaneous transactions at $1.00 per share and were recorded as an addition to the $1,200,000 deferred consulting fees for a total of $2,000,000. However, the vendor only receives credit of $1,200,000 towards its invoices. In addition, the vendor's common stock holdings may not exceed 20%. Should the vendor's stock be reduced to comply with the 20% provision the Company's credit will be reduced pro-rata. As of March 31, 2004, no services had yet been performed under the terms of the agreement. As a result of the 800,000 shares issued, this third party subcontractor became a principal stockholder of approximately 19.9% and thus, a related party.

         In May 2001, two officers vested in 850,000 common stock options previously granted pursuant to their employment agreements upon the achievement of certain milestones. A compensation expense of $849,915 was recognized under APB 25 based on the intrinsic value of the options at the grant date. In November 2001 and March 2002, the 262,500 and 587,500 options, respectively, were exercised. Accordingly, 850,000 common shares were issued at $0.0001 per share for an aggregate $85. (See Notes 4(A) and 6(C))

                       KYTO BIOPHARMA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2005

         In May 2001, a principal stockholder was granted 125,000 common stock options and a consulting expense of $254,345 was recognized pursuant to SFAS 123 based on the $3.00 fair market value of the common shares. The shareholder immediately exercised 125,000 options for 125,000 common shares at an exercise price of $125,000. (See Note 7)

         In May 2001, the 250,000 preferred shares were converted into 250,000 common shares. Pursuant to the warrant agreement attached to the preferred shares, an additional 250,000 warrants were issued upon conversion with an exercise term of five years at an exercise price of $1.00 per share.

         In December 2001, 3,000 common shares were issued to an employee at $0.0001 per share for services rendered. A compensation expense was recognized at the actual cost of $1.00 per share or $3,000 based on a contemporaneous cash offering price.

         In December 2001, 3,000 common shares were issued to two directors each at $0.0001 per share for services rendered. A director's fee was recognized at the actual cost of $1.00 per share or $6,000 based on a contemporaneous cash offering price.

         In March 2002, 25,000 common shares were issued to a related party for $0.0001 per share as a loan fee relating to a convertible debenture issued subsequently to March 31, 2002 (see Note 9). A deferred loan fee was recorded at $24,997 based on the contemporaneous cash offering price less the cash paid of $3.00 (see Note 10). During 2003, the convertible debt associated with this loan fee was converted into 102,658 shares of common stock and the entire fee of $24,997 was charged to operations for 2003.

         In November 2002, the Company issued 225,000 shares of common stock at $0.001 par value for $23.00 to certain employees, members of management, and the board of directors (see Note 7). The shares issued had a fair value of $1.00 per share based on recent contemporaneous transactions. Accordingly, an additional $224,977 was charged to operations and reflected as compensation.

         In November and December 2002, the Company issued 167,658 shares of common stock having a fair value of $1.00 per share based on the recent stock issuances for cash to settle outstanding accounts and loans payable with a related party totaling $167,658. Of the total shares issued, 102,658 shares valued at $102,658 were issued in connection with a convertible debenture (see Note 9). Accordingly, no gain or loss was recognized in these transactions. (See Note 7)

         In November 2002 and February 2003, the Company issued an aggregate 273,058 shares of common stock to settle certain accounts payable totaling $256,762 with unrelated entities (See Note 4(C)). The shares issued has a fair value of $1.00 per share representing the mutually agreed upon value of the Company's stock. As a result, the Company recognized a loss on settlement totaling $16,296.

         In December 2002, the Company issued 40,000 shares of its common stock to a principal stockholder (See Notes 4(B) and 7) having a fair value

                       KYTO BIOPHARMA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2005

         of $40,000 based on recent contemporaneous transactions. In exchange for the stock issued, the Company received various corporate services including rental of the office facility, general accounting services, and overhead. The 40,000 shares were issued for calendar year 2003. Accordingly, $10,000 was charged to operations and included in general and administrative expenses and the remaining $30,000 was deferred and included as a separate component of stockholders' deficiency to be amortized over the remaining service period.

         In October 2004, the Company entered into a non-brokered private placement of 500,000 shares at a price of $0.50 per share for proceeds of $250,000 with a finance company controlled by a director of the Company.

         In October 2004, the Company converted a related party loans payable of $160,000 into 320,000 shares of common stock at $1.50 per share. The debt was due to a finance company controlled by a director of the Company. The Company recognized a loss of $320,000 on this transaction (see Note 5 (A)).

         In November 2004, the Company entered into a services agreement for two years to generate and increase customer interest in the Company's products and technologies and explore merger/acquisition possibilities. The Company issued 4,500,000 shares of common stock. The stock was valued at the quoted trading price of $1.50 on the grant date resulting in a total value of $6,750,000 to be recognized over the service period of November 1, 2004 through October 31, 2006. A consulting expense of $1,406,250 was recorded as of March 31, 2005.

         In December 2004, the Company issued 133,333 shares valued at $1.50 per share based on the quoted trade price in payment of various expenses totaling $40,000 owed to a finance company controlled by a director of the Company. The Company recorded a loss on debt conversion of $159,986. A subscription receivable of $13.00 was recorded as of December 31, 2004.

         In January 2005, the Company received the remaining $100,000 from a private placement announced in October 2005.

         (C) STOCK OPTIONS AND WARRANTS

         The Company issues stock options and warrants to employees, service providers, and investors in the course of business.

         In accordance with SFAS 123, for options issued to employees, the Company applies APB Opinion No. 25 and related interpretations. During 2003, the Company did not grant common stock options to officers. Due to the uncertain vesting period of certain grants due to vesting contingencies, compensation expense is recognized only upon vesting. Accordingly, compensation cost of $849,915 was recognized for 850,000 options vested in May 2001. The remaining 750,000 potential options under the employment agreements were terminated by the Board of Directors when the employment agreements were terminated in November 2001. (See Notes 4(A) and 6(B))

                       KYTO BIOPHARMA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2005

         Had compensation cost for the Company's stock-based compensation plan been determined on the fair value at the grant dates for awards under that plan, consistent with Statement No. 123, the Company's net loss for the years ended March 31, 2005 and 2004 and the period from March 5, 1999 (inception) to March 31, 2005 would not have changed.

         The effect of applying Statement No. 123 is not likely to be representative of the effects on reported net income (loss) for future years due to, among other things, the effects of vesting.

         For stock options and warrants issued to non-employees, the Company applies SFAS 123. Accordingly, consulting expense of $3,783 and $254,345 was recognized in 2003 and 2002, respectively, upon granting of 25,000 and 125,000 common stock options, respectively. $345,000 was charged to operations in 1999 as reflected in the accompanying consolidated statements of operations from March 5, 1999 (inception) to March 31, 2005. See tabular summary below for assumptions.

         For consolidated financial statement disclosure purposes and for purposes of valuing stock options and warrants issued to consultants, the fair market value of each stock granted was estimated on the grant date using the Black-Scholes Option-Pricing Model in accordance with SFAS 123. The following weighted-average assumptions were used for the year ended March 31:

                                     2005       2004         2003            2002        2001        2000           1999
                                   --------    ------     -----------     ---------    -------     --------     -----------
     Expected Dividend Yield       $    --     $   --     $    0.00%      $  0.00%     $    --     $     --     $    0.00%
     Risk Free Interest Rate            --         --          4.145%        3.57%          --           --          4.53%
     Expected Volatility                --         --          0.00%         0.00%          --           --          0.00%
     Expected Term                      --         --         4 Years        1 Year         --           --         2 Years
     Consulting Expense            $    --     $   --     $    3,783      $ 254,345    $    --     $     --     $   345,000

         A summary of the options outstanding, which were granted for cash or services are presented below:

                                           NUMBER OF
                                          OPTIONS AND         WEIGHTED AVERAGE
                                            WARRANTS           EXERCISE PRICE
                                          -----------         ----------------
         Stock Options
         Balance at March 31, 2002           500,000              $1.00
         Granted                              25,000               1.00
         Exercised                                --                 --
         Forfeited                                --                 --
         Terminated                               --                 --
                                            --------              -----
         Balance at March 31, 2003           525,000              $1.00
         Granted                                  --                 --
         Exercised                                --                 --
         Forfeited                          (250,000        )      1.00
         Terminated                               --                 --
                                            --------              -----
         Balance at March 31, 2004           275,000              $1.00
         Granted                                  --                 --
         Exercised                                --                 --
         Forfeited                                --                 --
         Terminated                               --                 --
                                            --------              -----
         Balance at March 31, 2005           275,000              $1.00
                                                                  =====
         Weighted average fair value
           of options granted for
           services during 2005                                   $  --
                                                                  =====

                       KYTO BIOPHARMA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2005

         The following table summarizes information about options and warrants outstanding at March 31, 2005:

                             OPTIONS AND WARRANTS OUTSTANDING                         OPTIONS AND WARRANTS EXERCISABLE
              --------------------------------------------------------------------    ----------------------------------

                                                      WEIGHTED
                                                       AVERAGE         WEIGHTED                              WEIGHTED
               RANGE OF            NUMBER             REMAINING         AVERAGE            NUMBER             AVERAGE
               EXERCISE        OUTSTANDING AT        CONTRACTUAL       EXERCISE        EXERCISABLE AT        EXERCISE
                 PRICE         MARCH 31, 2005           LIFE             PRICE         MARCH 31, 2005          PRICE
              ------------    ------------------    --------------    ------------    ------------------    ------------

           $        1.00               250,000       1.08 Years             1.00               250,000            0.91
           $        1.00                25,000       2.08 Years             1.00                25,000            0.09
                              ------------------                      ------------    ------------------    ------------
                                       275,000                        $     1.00               275,000      $     1.00
                              ==================                      ============    ==================    ============

         (D) PAR VALUE

         In August 2001, the par value of common stock was changed to $0.0001 from $1.00. The change is reflected retroactively for all periods presented in the accompanying consolidated financial statements.

NOTE 7   RELATED PARTIES

Certain liabilities with a related party were settled with common stock. (See
Note 6(B).)

In November 2004 the Company issued 4,500,000 shares to a consultant which represents approximately 37% of the outstanding shares as of March 31, 2005. Therefore, this consultant became a principle stockholder related party in November 2004.

The Company leases its facility from a principal stockholder who also provides certain administrative services to the Company. (See Notes 4(B) and 6(B)).

During the year ended March 31, 2004, the Company received working capital funds from a principal stockholder totaling $75,463. The receipt of these funds represents a 100% concentration of debt financing for the Company during 2004. (See Note 5 (A).)

At March 31, 2005, the Company owed $4,616 to a related party of a principal stockholder. (See Note 5(A)).

                       KYTO BIOPHARMA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2005

In November and December, 2003, the Company issued 167,758 shares of common stock to settle certain accounts and loans payable (See Note 6(B).)

In November 2002, the Company issued 225,000 shares of common stock to certain employees, members of management, and directors. (See Note 6(B).

On May 1, 2002, the Company issued a $100,000, 5% Senior Secured Convertible Debenture-Series A to a principal stockholder (see notes 6(B) and 9).

In May 2001, a principal stockholder was granted 125,000 common stock options (See Note 6(B)).

In October 2000, 400,000 stock options were reserved in trust for future issuance in accordance with an anti-dilution provision in an amended stockholder agreement (See Note 6(B)). During May 2001, 125,000 of these options were granted to a principal stockholder and then exercised at a price of $1.00 per share. The Company recognized a consulting expense of $254,345 in 2002 based on the $3.00 current fair market value of the warrants computed pursuant to the fair market value method of SFAS 123. (See Note 6(B))

NOTE 8   SETTLEMENT OF ACCOUNTS PAYABLE

During the year ended March 31, 2003, the Company had outstanding accounts payable with a vendor totaling $59,654. The vendor formally released the Company of any further obligations under the terms of the agreement. Accordingly, the Company recognized the entire $59,654 as a gain on settlement and this amount is reflected in the consolidated statement of operations as other income during the period from March 5, 1999 (inception) to March 31, 2005.

During 2005 the Company recorded a gain on debt forgiveness of $9,124 relating to a vendor invoice.

NOTE 9   CONVERTIBLE DEBENTURE

On May 1, 2002, the Company issued a $100,000, 5% Senior Secured Convertible Debenture-Series A (the "Debenture") to a related party principal stockholder (the "Investor") and received the first $50,000 of funding under the debenture (see Note 7). Unless converted, redeemed or retracted before maturity, interest payments are due May 1, 2003 and April 30, 2004. The Debenture must be paid in full on the earlier of April 30, 2004 or the closing date of the next round of financing for a minimum of $1,000,000. The Debenture is collateralized under a Security Agreement by all of the Company's assets, including its patent applications. At any time, at the option of the holder, the outstanding principal amount of the debenture is convertible into common shares of the Company at a conversion price of $1.00 per share and accrued interest shall be payable in cash at that time. The Debenture contains various covenants, some of which restrict the ability of the Company to issue further debt or equity securities. The Debenture contains anti-dilution provisions requiring the Company to issue additional shares to the Investor, based upon a stipulated formula, if the Company sells any additional shares at less than $3.00 per share. (See Note 6(B)).

Upon the issuance of the convertible debenture, and in accordance with EITF 98-5 "Accounting for Convertible Securities with Beneficial Conversion Features or

                       KYTO BIOPHARMA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2005

Contingently Adjustable Conversion Ratio," there was no beneficial conversion as the market price of the Company's common stock, which was $1.00 on the commitment date, was equivalent to the exercise price of $1.00.

In November 2002, the $100,000 debenture plus accrued interest was converted into 102,568 shares of common stock having a fair value of $102,568. The principal of $100,000 and accrued interest of $2,568 was valued at $1.00 per share based upon recent transaction for the settlement of certain accounts payable and loans payable with the same related party (principal stockholder) and unrelated parties (See Note 6(B)).

NOTE 10  INCOME TAXES

The Company files separate tax returns for the parent and its Canadian subsidiary. There was no income tax expense for the years ended March 31, 2005 and 2004, due to the Company's net losses or utilization of net operating loss carryforwards.

The blended Canadian Federal and Provincial Corporate tax rate of 41.5% applies to loss before taxes of the Canadian subsidiary. The Company's tax expense differs from the "expected" tax expense for Federal income tax purposes for the years ended March 31, 2004 and 2003, (computed by applying the United States Federal Corporate tax rate of 34% to consolidated loss before taxes), as follows:

                                             YEARS ENDED MARCH 31,
                                           2005               2004
                                       --------------    ---------------
Computed "expected" tax benefit        $    (667,646)    $      (11,848)
Foreign income tax rate differences            2,196              5,198
Change in deferred tax asset
  valuation allowance                        665,450              6,650
                                       --------------    ---------------
                                       $          --     $           --
                                       ==============    ===============

The effects of temporary differences that gave rise to significant portions of deferred tax assets and liabilities at March 31, 2005 are as follows:

Deferred tax assets:
United States net operating loss carryforward             $      1,689,357
Canadian net operating loss carryforward                         1,103,470
                                                          --------------------
Total gross deferred tax assets                                  2,792,827
Less valuation allowance                                        (2,792,827)
                                                          --------------------
Net deferred tax assets                                   $            --
                                                          ====================

The valuation allowance at March 31, 2003 was $2,127,377. The net change in valuation allowance during the year ended March 31, 2005 was an increase of approximately $665,450. The Company's subsidiary has net operating losses of approximately $2,659,000 at March 31, 2005 available to offset the subsidiaries' net income through 2010 under Canadian Federal and Provincial tax laws and the parent United States entity has a net operating loss carryforward of approximately $4,969,000 available to offset the parent's net income through 2024.

For the purpose of these estimates, certain stock based expenses aggregating approximately $1,008,000 since inception were considered non-deductible. Actual amounts ultimately deductible may differ from these estimates.

                       KYTO BIOPHARMA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2005

The utilization of the net operating loss carryforwards is dependent upon the ability to generate sufficient taxable income during the carryforward period. In addition, utilization of these carryforwards may be limited due to ownership changes as defined in the Internal Revenue Code.

NOTE 11  GOING CONCERN

As reflected in the accompanying consolidated financial statements, the Company has no revenues, a net loss of $1,963,666 and net cash used in operations of $162,786 in 2005 and a working capital deficiency of $102,326, a stockholders' deficiency of $274,554 and a deficit accumulated during the development stage of $7,794,223 at March 31, 2005. The ability of the Company to continue as a going concern is dependent on the Company's ability to further implement its business plan, raise capital, and generate revenues (see Note 4(D)). The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

The Company is currently a development stage company and its continued existence is dependent upon the Company's ability to resolve its liquidity problems, principally by obtaining additional debt financing and/or equity capital. During the three months ended June 30, 2004, the Company received $35,000 in related party debt financing. In October 2004, the Company closed on a non-brokered private placement of 500,000 shares at a price of $0.50 per share for proceeds of $250,000 of which $100,000 was paid in January 2005 and has also converted a debt of $160,000 into 320,000 shares of common stock (See Note 5(A) and Note 6(B)) The Company recognized a loss of $320,000 on this transaction.

The Company has yet to generate an internal cash flow, and until the sales of its product begins, the Company is very dependent upon debt and equity funding. The Company must successfully complete its research and development resulting in a saleable product. However, there is no assurance that once the development of the product is completed and finally gains Federal Drug and Administration clearance, that the Company will achieve a profitable level of operations.

                                                                    EXHIBIT 31.1


       CERTIFICATIONS UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
       ------------------------------------------------------------------

I,   Jean-Luc Berger, certify that:


     1. I have reviewed this annual report on Form 10-KSB of Kyto Biopharma, Inc.;


     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;


     3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;


     4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the small business issuer and have:


         a) designed such disclosure controls and procedures to ensure that material information relating to the small business issuer, including its consolidated subsidiary, is made known to us by others within those entities, particularly during the period in which this report is being prepared;


         b) evaluated the effectiveness of the small business issuer's disclosure controls and procedures as of a date within 90 days prior to the filing date of this report (the "Evaluation Date"); and


         c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;


     5. I have disclosed, based on our most recent evaluation, to the small business issuer's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):


         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the small business issuer 's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and


         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal controls; and


     6. I have indicated in this report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


         Date:  September 16, 2005

         By:    /s/ Jean-Luc Berger
                ------------------------------------
                Jean-Luc Berger
                President, Chief Executive Officer
                and Acting Chief Financial Officer

                                                                    EXHIBIT 32.1


          CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED
            PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


Pursuant to Section 905 of the Sarbanes-Oxley Act of 2002 (subsections (a) and
(b) of Section 1350, Chapter 63 of Title 18, United States Code), I, Jean-Luc Berger, President, Chief Executive Officer and Acting Chief Financial Officer of Kyto Biopharma, Inc., a Florida corporation (the "Company"), do hereby certify, to the best of my knowledge, that:

      (1) the Company's Annual Report on Form 10-KSB for the period ended March 31, 2005, as filed with the Securities Exchange Commission on the date hereof (the "Report") fully complies, in all material respects, with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

      (2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company for the periods presented therein.


 Date:  September 16, 2005

                                       By:   /s/ Jean-Luc Berger
                                             ----------------------------------
                                             Jean-Luc Berger
                                             President, Chief Executive Officer
                                             and Acting Chief Financial Officer

                                   APPENDIX C
                                   ----------

                                                                    EXHIBIT 10.1


                    RESEARCH COLLABORATION AGREEMENT BETWEEN
             THE RESEARCH FOUNDATION OF STATE UNIVERSITY OF NEW YORK
                                AND B TWELVE LTD.

         AGREEMENT made this 19 day of August 1999 by and between THE RESEARCH FOUNDATION OF STATE UNIVERSITY OF NEW YORK, a non-profit, educational corporation organized and existing under the laws of the State of New York, with its principal offices located at State University Plaza, Albany, New York (mailing address: Post Office Box 9, Albany New York 12201-0009), hereinafter referred to as the "FOUNDATION", acting on behalf of the State University of New York Health Science Center at Brooklyn, hereinafter referred to as "UNIVERSITY," and B TWELVE LTD., a corporation organized and existing under the laws of the Province of Ontario, with its principal office located at Suite 3303, 130 Adelaide Street West, Toronto, Ontario, Canada, M5H 3P5, hereinafter referred to as "COLLABORATOR".

         WHEREAS, COLLABORATOR is engaged in the development of Vitamin B12-related agents that have potential utilization in patient care and treatment; and

         WHEREAS, UNIVERSITY has existing antibodies to human transcobalamin II which inhibit the uptake of Vitamin B12 as described in Exhibit A (hereinafter referred to as the "Antibodies"), as well as research facilities and situations that would allow investigation and study of other Vitamin B12-related agents as described in Exhibit B (hereinafter referred to as the "Research Plan"); a copy of both Exhibits A and B are attached hereto and incorporated in their entirety herein by reference; and

         WHEREAS, both COLLABORATOR and UNIVERSITY consider it desirable to evaluate the Antibodies and perform the Research Plan;

         NOW, THEREFORE, in consideration of the promises and mutual covenants contained herein, COLLABORATOR and UNIVERSITY agree as follows:

                         I. Evaluation of the Antibodies

1.       Providing Antibodies/Option to License

             a. UNIVERSITY agrees to provide the Antibodies to COLLABORATOR for the purpose of evaluation of potential therapeutic utility. UNIVERSITY further agrees to provide COLLABORATOR any required or necessary technical support and/or know-how for evaluation of the same by COLLABORATOR during the period of this Research Collaboration Agreement.

             b. UNIVERSITY hereby grants COLLABORATOR an option to negotiate and acquire an exclusive, world-wide. royalty bearing license to the Antibodies (including patent applications. patents and copyrights thereon) following COLLABORATOR evaluation of the same. DIVERSITY hereby warrants that it has the exclusive right to license the Antibodies subject only to any residual rights of the United States government pursuant to 35 U.S.C. 200 et. seq. COLLABORATOR shall have six (6) months from the date of receipt of the Antibodies (and any required or necessary technical support and/or know-how for evaluation of same) to exercise this option by giving written notice to UNIVERSITY of the same. COLLABORATOR agrees to comply with U.S. Government regulations concerning inventions sponsored by the U.S. Government.

             c. If COLLABORATOR elects to exercise its option to negotiate and acquire such a license in the time and manner provided in Article I.1.b. herein above, COLLABORATOR and UNIVERSITY agree to enter into good faith negotiations regarding the terms and conditions of said license, and further agree to negotiate license fee rates and other payments that are fair and reasonable to both parties. If UNIVERSITY and COLLABORATOR fail to enter into an agreement during that period of time [the license option period], COLLABORATOR shall have a right of first refusal to any terms generally more favorable offered by UNIVERSITY to a third party for a period of one (1) year thereafter.

             d. In the event that the parties fail to reach an agreement regarding the terms and conditions of said license as provided in Article I.1.c. herein above, six (6) months after COLLABORATOR notification to UNIVERSITY of COLLABORATOR exercise of said option pursuant to Article I.1.b. herein above, UNIVERSITY shall have the right to enter into a license agreement concerning the Antibodies with a third party.

                           II. Collaborative Research

         1. Research Team The Parties agree to establish a joint research and development team (hereinafter referred to as the "Team") comprising at least the Principal Investigators designated pursuant to Article II.3.3. herein to conduct and monitor the research in accordance with the Research Plan. Although members of the Team shall be considered as having been delegated to the Team, they shall continue to remain employed by their respective employers under their respective terms of employment.

         2. Review of `Work Periodic conferences shall be held by the Team to review work progress.

         3. Principal Investigators Research work under this Agreement will be performed by the UNIVERSITY Laboratory identified in the Research Plan and the UNIVERSITY Principal Investigator(s) designated in the Research Plan will be responsible for the scientific and technical conduct of this project on behalf of the

UNIVERSITY. Also designated in the Research Plan is the COLLABORATOR Principal Investigator who will be responsible for the scientific and technical conduct of this project on behalf of the COLLABORATOR.

         4. Research Plan Change The Research Plan may be modified by mutual written consent of the Principle Investigators. Substantial changes in the scope of the Research Plan will be treated as amendments under Article 111.18.

                        III. Performance of the Research

         1. Engagement COLLABORATOR agrees to engage the services of UNIVERSITY as an independent contractor to perform the Research. The Research will be under the supervision of Dr. Edward V. Quadros, Associate Professor of Medicine (Research), Department of Medicine, and Dr. Sheldon P. Rothenberg, Professor of Medicine, Department of Medicine (hereinafter referred to as "Principal Investigators"), at UNIVERSITY, with the assistance of appropriate associates and colleagues at UNIVERSITY as may be required. No other persons may be substituted for the Principal Investigators without COLLABORATOR's written approval. COLLABORATOR may exercise the Termination provisions of Article
III.16. herein below if satisfactory substitutes are not identified.

         2. Research UNIVERSITY agrees as an independent contractor to conduct the Research. Such Research was originally approved by UNIVERSITY in accordance with UNIVERSITY policy and may be subsequently amended only in accordance with UNIVERSITY policy and the written agreement of UNIVERSITY and COLLABORATOR as provided for in Article III.18. herein below. UNIVERSITY will apply its best efforts to complete the Research, and will follow commonly accepted professional standards.

         3. Invention and Patents

             a. For all purposes herein, "Invention" shall mean discovery, concept or idea whether or not patentable or copyrightable, which (i)- arises out of work performed pursuant to the obligations of this Agreement; (ii) is conceived and/or reduced to practice during the term of the Agreement as defined in Article III.15. herein below; and (iii) includes but is not limited to processes, methods, software, formulae, techniques, compositions of matter, devices, and improvements thereof and know-how relating, thereto. An Invention made, using UNIVERSITY facilities, solely by one or both of the Principal Investigators and/or other UNIVERSITY personnel as identified in Article III.1. herein above or agents of UNIVERSITY shall be the sole property of UNIVERSITY. An invention made jointly by employees or agents of UNIVERSITY, using, UNIVERSITY's facilities, and COLLABORATOR, using COLLABORATOR's facilities, shall be jointly owned by UNIVERSITY and COLLABORATOR. An Invention made solely by employees or agents of COLLABORATOR, using COLLABORATOR's facilities, shall be the sole property of COLLABORATOR and are not subject to the terms and conditions of this Agreement.

             b. In the event that an Invention is made. either solely by employees or agents of UNIVERSITY. using UNIVERSITY facilities. or jointly by employees or agents of UNIVERSITY and COLLABORATOR. using UNIVERSITY or COLLABORATOR facilities, UNIVERSITY and COLLABORATOR agree to give notice of such Invention to each other within three (3) months of the identification of such Invention. Within six (6) months of notice of Invention, UNIVERSITY and COLLABORATOR will thereupon exert their best reasonable efforts in cooperation with each other to investigate, evaluate and determine to the mutual satisfaction of both parties, the disposition of rights to the Invention, including whether. by whom. and where any patent applications are to be filed.

             c. If, after consultation with COLLABORATOR, it is agreed by the parties that a patent application should be filed, UNIVERSITY will prepare and file appropriate United States and foreign patent applications on an Invention made under this Agreement, and COLLABORATOR, will pay the cost of preparing, filing and maintenance thereof. If COLLABORATOR notifies UNIVERSITY that it does not intend to pay the costs of an application, then UNIVERSITY may file such application at its own expense, and COLLABORATOR shall have no rights to such Invention except those provided in Article III.3.d. herein below. UNIVERSITY will provide COLLABORATOR a copy of any patent application filed on an Invention made under this Agreement, as well as copies of any documents received or filed during prosecution thereof. COLLABORATOR agrees to maintain any such application and documents in confidence until it is published by UNIVERSITY or by the respective patent office.

             d. UNIVERSITY hereby grants COLLABORATOR a royalty free license, during the period of this Research Collaborative Agreement, to use an Invention made under this Agreement within COLLABORATOR's own organization for research purposes only, including subsidiaries if 50% or more owned by COLLABORATOR.

             e. In addition, UNIVERSITY hereby grants COLLABORATOR an option to negotiate and acquire an exclusive, world-wide, royalty-bearing license to the Invention (as well as patent applications, patents, and copyrights thereon), provided that COLLABORATOR shall pay all costs and expenses associated with patent and copyright filing, prosecution, issuance, and maintenance thereof. COLLABORATOR shall have six (6) months from the date of notice of Invention from UNIVERSITY pursuant to Article III.3.b. herein above. to Live written notice to UNIVERSITY exercising said option. UNIVERSITY may, at its discretion, grant further extensions to this option period. If UNIVERSITY and COLLABORATOR fail to enter into an agreement during that period of time [the license option period], COLLABORATOR shall have a right of first refusal to any terms generally more favorable offered by UNIVERSITY to a third party for a period of one (1) year thereafter.

             f. In the event that COLLABORATOR elects to exercise its option to negotiate and acquire such a license in the time and manner provided in Article II1.3.e. herein above. the parties agree to enter into good faith negotiations regarding the terms and conditions of said license and further agree to negotiate to license fee rates and other payments that are fair and reasonable to both parties.

             g. In the event that the parties fail to reach an agreement regarding the terms and conditions of said license, six (6) months after COLLABORATOR's notification to L:\IVERSITY of COLLABORATOR's exercise of said option pursuant to Article III.3.e herein above unless the option period has been extended by UNIVERSITY at its discretion, UNIVERSITY shall have the right to enter into a license agreement concerning the same Invention with a third party.

         4. Confidentialitv: Because UNIVERSITY and COLLABORATOR will be cooperating with each other in this Research, and because each may reveal to the other in the course of this Research certain confidential information, UNIVERSITY and COLLABORATOR agree to use best efforts to hold in confidence any confidential information which (a) is obtained from the other during, the course of this work and (b) is related thereto and (c) is marked as "CONFIDENTIAL", and each party will use best efforts not disclose the same to any third party without the express written consent of the other party to this Agreement. This requirement shall remain in force for a period of five (5) years following completion of work under this Agreement. Nothing in this paragraph shall in any way restrict the rights of either UNIVERSITY or COLLABORATOR to use, disclose or otherwise deal with any information which:

             a. Can be demonstrated to have been in public domain as of the effective date of this Agreement or comes into the public domain through the term of this Agreement through no act of the recipient; or

             b. Can be demonstrated to have been known to the recipient prior to the execution of this Agreement; or

             c. Can be demonstrated to have been rightfully received by the recipient after disclosure under this Agreement from a third party who did not require the recipient to hold it in confidence or limit its use and who did not acquire it, directly or indirectly, under obligation of confidentiality to the disclosing party.

          5. Publication Rights. Notwithstanding the provisions of Article IIIA. of this Agreement, UNIVERSITY may publish scientific papers relating to the Research performed under this Agreement. In the event that UNIVERSITY wishes to publish, UNIVERSITY shall notify COLLABORATOR of its desire to publish at least sixty (60) days in advance of publication and shall furnish to COLLABORATOR a written description of the subject matter of the publication in order to permit COLLABORATOR to review and comment thereon. In order to fully protect the rights of UNIVERSITY and COLLABORATOR, any contemplated publication containing details of the Research, whether or not patentable may be withheld at COLLABORATOR's request until a patent
                                   Page 5 of 9
application is filed or other appropriate steps to protect commercial value have been completed.

         6. Publicitv. UNIVERSITY acknowledges COLLABORATOR's intention to distribute periodically informational releases and announcements to the news media regarding the progress of the Research. COLLABORATOR shall not release such materials containing the name of UNIVERSITY or any of its employees without prior written approval by an authorized representative of UNIVERSITY, and said approval shall not be unreasonably withheld. Should UNIVERSITY reject the news release, UNIVERSITY and COLLABORATOR agree to discuss the reasons for UNIVERSITY's rejection, and every effort shall be made to develop an appropriate informational news release within the bounds of accepted academic practices. COLLABORATOR reserves the same right in the event that UNIVERSITY desires to distribute a news release concerning the Research.

         7. Responsibility. The parties agrees to assume individual responsibility for the actions and omissions of their respective employees, agents and assigns in conjunction with the Research.

         8. Independent Contractor. While UNIVERSITY and COLLABORATOR will Cooperate in the Research performed under this Agreement, COLLABORATOR will not have the right to control the activities of UNIVERSITY in performing the services provided herein, and UNIVERSITY shall perform services hereunder only as an independent contractor, and nothing herein contained shall be construed to be inconsistent with this relationship or status. Under no circumstances shall UNIVERSITY be considered to be an employee or went of COLLABORATOR. This Agreement shall not constitute, create or on any way be interpreted as a joint venture, partnership or formal business organization of any kind.

         9. Title to Equipment. UNIVERSITY shall retain title to all equipment purchased and/or fabricated by it with funds provided by COLLABORATOR under this Agreement.

         10. Survivorship. The provisions of Article I and III.3., 4., 6. and
13. shall survive any expiration or termination of this Agreement.

         11. Reports and Meetings. Written project reports summarizing the Research shall be provided to COLLABORATOR by UNIVERSITY every three (3) months, and a final report shall be submitted by UNIVERSITY within sixty (60) days of the conclusion of the term of this Agreement as identified in Article 111. 15. herein below. During the term of this Agreement, representatives of UNIVERSITY will meet with representatives of COLLABORATOR at times and places mutually agreed upon to discuss the progress and results of the Research, as well as future work to be conducted.

         12. Assignment. This Agreement may not be assigned by either party without the prior written consent of the other party; provided, however, that

COLLABORATOR may assign this Agreement to any purchaser or transferee of all or substantially all of COLLABORATOR's business upon prior written notice to UNIVERSITY.

         13. Indemnification. UNIVERSITY shall. to the extent authorized under the Constitution and the laws of the State of New York, indemnify and hold harmless COLLABORATOR from liability resulting from the negligent acts or omissions of UNIVERSITY, its agents or employees pertaining to the activities to be carried out pursuant to the obligations of this Agreement: provided, however, that UNIVERSITY shall not hold COLLABORATOR harmless from claims arising out of the negligence of COLLABORATOR. its officers, agents or any person or entity not subject to UNIVERSITY's supervision or control.

             COLLABORATOR shall indemnify and hold harmless UNIVERSITY, their regents, officers, agents and employees from any liability or loss resulting from judgments or claims against them arising out of the activities to be carried out pursuant to the obligations of this Agreement or the use by COLLABORATOR of the results of the Research, provided, however, that the following is excluded from COLLABORATOR's obligation to indemnify and hold harmless:

             a. The negligent failure of UNIVERSITY to comply with any applicable governmental requirements; or

             b. The negligence of willful malfeasance by a regent, officer, agent or employee of UNIVERSITY.

         14. Award.

             a. SPONSOR agrees to pay UNIVERSITY an amount not to exceed one hundred and twenty four thousand and eight hundred and sixty two dollars and 00/1000 ($124,862), for expenses and other related costs incurred in conjunction with the Research. This amount, as shown by approximate category of expense in Exhibit C (for information purposes only), shall be payable according to the following schedule:

   Payment Date               Research Period          Payment Amount
   ------------               ---------------          --------------
 1. Aug. 1, 1999       1. Aug. 1 - Oct. 31, 1999      1. $31.215.50
 2. Nov. 1, 1999       2. Nov. 1 -Jan. 31, 2000       2. 531,215.50
 3. Feb. 1, 2000       3. Feb. 1 - Apr 30, 2000       3. 531,215.50
 4. May 1, 2000        4. May 1-July 31, 2000         4. S31,215.50

             b. At the end of the Basic term specified in Article 111. 15. below (i.e., Research Period 4.) UNIVERSITY shall refund to COLLABORATOR any difference between the amount paid by COLLABORATOR and the amount incurred in conjunction with the Research during the Basic term. Any difference remaining after the Basic term

                                   Pace 7 of 9
may. at COLLABORATOR's option, be applied to COLLABORATOR's payments due during future terms.

         15. Basic Term. This Agreement shall become effective as of the date written above and. unless earlier terminated as hereinafter provided. shall continue in force for one (1) year, from August 1,1999 through July 31, 2000.

         16. Default and Termination. In the event that either party to this Agreement shall be in default of any of its material obligations hereunder and shall fail to remedy such default within thirty (30) days after receipt of written notice thereof, the party not in default shall have the option of terminating this Agreement by giving written notice thereof. notwithstanding anything to the contrary contained in this Agreement. Termination of this Agreement shall not affect the rights and obligations of the parties that accrued prior to the effective date of termination. COLLABORATOR shall pay UNIVERSITY for all reasonable expenses incurred or committed to be expended as of the effective termination date, subject of the maximum amount as specified in
Article III.14. herein above, and any payments made in excess of this amount shall be promptly refunded to COLLABORATOR.

         17. Entire Agreement. The parties acknowledge that this Agreement and attached Exhibits A, B and C represent the sole and entire Agreement between the parties hereto ' pertaining to the Research and that such supersedes all prior Agreements, understandings, negotiations and discussions between the parties regarding same, whether oral or written. There are no warranties, representations or other Agreements between the parties in connection with the subject matter hereof except as specifically set forth herein. No supplement, amendment, alteration, modification, waiver or termination of this Agreement shall be binding unless executed in writing by the parties hereto.

         18. Reform of Agreement. If any provision of this Agreement is, becomes or is deemed invalid, illegal or unenforceable in any United States jurisdiction, such provision shall be deemed amended to conform to applicable laws so as to the valid and enforceable; or if it cannot be so amended without materially altering the intention of the parties, it shall be stricken, and the remainder of this Agreement shall remain in full force and effect. '

         19. Notices. Any notices, statements, payments, or reports required by this Agreement shall be considered given if sent by United States Certified Mail postage prepaid and addressed as follows:

                   If to UNIVERSITY:
                         The Research Foundation of State University of New York Office of Sponsored Program Services
                         Post Office Box 9
                         Albany, New York
                         12201-0009

                   If to COLLABORATOR:
                         President
                         B Twelve Ltd.
                         Suite 3303, 130 Adelaide Street `Vest
                         Toronto, Ontario
                         M5H 3P5

         20. Governing Law. This Agreement shall be governed and interpreted in accordance with the substantive laws of the State of New York and with applicable laws of the United States of America.

         IN WITNESS WHEREOF, UNIVERSITY and COLLABORATOR entered into this Agreement effective as of the date first herein above written.

COLLABORATOR:                                UNIVERSITY:

/s/ Uri Sagman                               /s/ Dennis M. Loudon
    ----------------------------                 -------------------------------
    Signature                                    Signature

Dr. Uri Sagman                              Dennis M. Loudon
---------------------------------           ------------------------------------
Name                                        Name

President and CEO                           Senior Associate Attorney
---------------------------------           ------------------------------------
Title                                       Title

Attachments:
Exhibit A
Exhibit B
Exhibit C

                                    EXHIBIT A

 Receptor blocking antibodies (monoclonal Type I)

 This mAb blocks the binding, of TCII - CbI to the cell surface receptor (TCR).

          1.       R2-2              (ATCC HB 11939)

          2.       R3-11             (ATCC HB 11938)

          3.       R4-7              (ATCC HB 11940)

Cobalamin blocking antibodies (monoclonal Type II)

This mAb blocks the binding CbI to TCII.

          1.       1-6b1

          2.       1-9b1

          3.       3-9b1

          4.       2-bbl

          5.       5-18bl

Binding (Does not affect receptor or Cbl binding) (monoclonal Type III)

This mAb binds TC II at a site distant to the Cbl binding or receptor binding region of TCII.

          1.       1-12b

          2.       Q 1-2b

          3.       Q 2-2b

          4.       3. 5b

                                    EXHIBIT B

 Receptor - Transcobalamin II as a target for inducing auoptosis and for delivery of therapeutic compounds to cells

         A research proposal submitted to: B Twelve Ltd, Toronto, Canada

              Co-Principal Investigators: Edward V. Quadros, Ph.D.
                                          Sheldon P. Rothenberg, M.D.

Introduction:

Background.

Research Objectives:

1.       TCII receptor (TCR)

2.       Generation of monoclonal antibodies (mAb) to TCR

3. Evaluation of monoclonal antibodies to human TCII for cross-species reactivity

4.       Cobalamin analogues

                                                                   EXHIBIT 10.2

                         COLLABORTIVE RESEARCH AGREEMENT

         This Agreement, made and effective as of November 11, 1999, ("the Effective Date") is by and between:

         NEW YORK UNIVERSITY (hereinafter "NYU"), a corporation organized and existing under the laws of the State of New York and having a place of business at 70 Washington Square South, New York, New York 10012, USA

                                       AND
                                       ---

         B TWELVE, INC. (hereinafter "CORPORATION"), a corporation organized and existing under the laws of the State of Florida having its principal office at 3303-130 Adelaide Street West, Toronto, Ontario, Canada M5H 3P5.

                                    RECITALS
                                    --------

         WHEREAS, Dr. Stephen R. Wilson of NYU (hereinafter "the NYU Scientist") has expertise and performs research in organic chemistry drug design and synthesis;

         WHEREAS, NYU is willing to perform the NYU Research Project (as hereinafter defined);

         WHEREAS, CORPORATION is prepared to sponsor the NYU Research Project;

         WHEREAS, subject to the terms and conditions hereinafter set forth NYU is willing to grant to CORPORATION and CORPORATION is willing to accept from NYU an option to acquire a license to use and practice the Research Technology (as hereinafter defined);

         NOW, THEREFORE, in consideration of the mutualpromises and agreements contained herein, the parties hereto hereby agree as follows:

1.       Definitions.
         ------------

         Whenever used in this Agreement, the following terms shall have the following meanings:

         a. "Corporation Entity" shall mean any company or other legal entity which controls, or is controlled by, or is under common control with, CORPORATION; control means the holding of more than twenty-five and one tenth percent (25.1%) or more of

             i)   the capital and/or

             ii)  the voting rights and/or

             iii) the right to elect or appoint directors.

         b. "Field" shall mean design and chemical synthesis of cyanocobalamin (vitamin B12) derivatives.

         c. "NYU Know-How" shall mean any information and materials including, but not limited to, pharmaceutical, chemical, biological and biochemical products,, information and trade secrets, know-how, technical and non-technical data, materials, methods and processes and any drawings, plans diagrams, specifications and/or other document containing such information, discovered, developed or acquired by, or on behalf of students or employees of NYU during the term and in the course of the performance of the NYU Research Project;

         d. "NYU Patents" shall mean all United States and foreign patents and patent applications, and any divisions, continuations, in whole or in part, reissues, renewals and extensions thereof, and pending applications therefore which claim inventions that are made by students or employees of NYU during the term and in the course of the performance of the NYU Research Project.

         e. "NYU Research Project" shall mean the investigations during the Research Period (as hereinafter defined) into the Field under the supervision of the NYU Scientist in accordance with the research program, described in annexed Appendix I, which forms an integral part hereof.

         f. "Option Period" means the period from the Effective Date (as defined below) to the date 180 days after the end of the Research Period.

         g. "Research Period" shall mean the two-year period commencing on the Effective Date hereof and any extension thereof as to which NYU and CORPORATION shall mutually agree in writing.

         h.  "Research Technology" shall mean all NYU Patents and NYU Know-How.

2.       Effective Date.
         --------------

         This Agreement shall be effective as of the Effective Date and shall remain in full force and effect until it expires or is terminated in accordance with Section 9 hereof.

3.       Performance of the NYU Research Project.
         ---------------------------------------

         a.  In consideration of the sums to be paid to NYU as set forth in
             Section 4, below, NYU undertakes to perform the NYU Research Project under the supervision of the NYU Scientists during the Research Period. If, during the Research Period the NYU Scientist shall cease to supervise the NYU Research Project, then NYU shall endeavor to find from among the scientists of NYU a scientist or scientists acceptable to CORPORATION to continue the supervision of the NYU Research Project in place of the NYU Scientist. Nothing herein contained shall be deemed to impost an obligation on NYU to find a replacement for the NYU Scientist.

         b. Nothing contained in this Agreement shall be construed as a warranty on the part of NYU that any results will be achieved by the NYU Research Project, or that the Research Technology and/or any other results achieved by the NYU Research Project, if any, are or will be commercially exploitable and furthermore, NYU makes no warranties whatsoever as to the commercial or scientific value of the

             Research Technology and/or as to any results which may be achieved in the NYU Research Project.

         c.  The NYU Scientist shall prepare semi-annual reports within thirty
             (30) days after the end of each six month period after the Effective Date, summarizing the results of the work conducted on the NYU Research Project during such six-month period. Within sixty
             (60) days after the end of the Research Period, the NYU Scientist shall prepare a written report summarizing the results of the work conducted on the NYU Research Project.

         d. At mutually agreed upon times, representatives of CORPORATION may meet with the NYU Scientist to review and discuss the conduct and results of the NYU Research Project.

         e. CORPORATION shall grant to NYU a non-exclusive research license under CORPORATION patents identified in Appendix II attached herein, for the purpose of the performance of the NYU Research Project.

         f. NYU will have full authority and responsibility for the NYU Research Project. All students and employees of NYU who work on the NYU Research Project will do so as employees or students of NYU, and not as employees of CORPORATION.

4.       Funding of the NYU Research Project.
         -----------------------------------

         a. As compensation to NYU for work to be performed on the NYU Research Project during the Research Period, subject to any earlier termination of the Research Project pursuant to Section 3.a. hereof, CORPORATION will pay NYU the total sum of U.S. $373,250, payable according to the following schedule: for the first year of the Research Period a total sum of U.S. $222,560 payable in four
             (4) equal consecutive quarterly installments of U.S. $555,640 each, commencing upon the Effective Date and on the first business day of the 3rd, 6th, and 9th month commencing after the Effective Date, and for the second year of the Research

             Period a total sum of U.S. $150,690 payable in four (4) equal consecutive quarterly installments of U.S. $37,672.50 each, commencing upon the first business day of the 12th, 15th, 18th and 21st month commencing after the Effective Date.

         b. Nothing in this Agreement shall be interpreted to prohibit NYU (or the NYU Scientist) from obtaining additional financing or research grants for the NYU Research Project from government agencies, which grants or financing may render all or part of the NYU Research Project and the results thereof subject to the patent rights of the U.S. Government and its agencies, as set forth in Title 35 U.S.C. ss.200 et seq.

5.       Title.
         ------

         a. All right, title and interest, in and to the Research Technology, and to any other results achieved by the NYU Research Project, and in and to any drawings, plans, diagrams, specifications and other documents containing any of the Research Technology shall vest solely in NYU.

         b. Subject to the rights granted to CORPORATION pursuant to Section 6, hereof, for so long as the NYU Scientists is employed by NYU, any and all inventions made by the NYU Scientist and relating to the Field shall be owned solely by NYU.

6.       Option to Negotiate the New Agreement
         -------------------------------------

         a. For the term of the Option Period and subject to the satisfaction by CORPORATION of the conditions set forth in 6.b. hereof, NYU hereby grants to CORPORATION the exclusive option at any time during the Option Period to negotiate a new agreement with respect to an exclusive option at any time during the Option Period to negotiate a new agreement with respect to an exclusive worldwide license to use and practice the Research Technology (the "New Agreement").

         b. CORPORATION may exercise the option set forth above by providing NYU with written notice that CORPORATION is prepared to negotiate the New Agreement.

         c. CORPORATION shall have no right to undertake any commercial use (including trials in humans) of the Research Technology or the manufacture, or sale of a product based on the Research Technology, unless and until CORPORATION and NYU execute the New Agreement pursuant to Section 6, hereof.

         d. NYU shall not, during the Option Period, grant to any third party any rights, or take any action inconsistent with, the rights granted to CORPORATION under this Agreement.

         e. The New Agreement that may be negotiated for the aforesaid Research Technology shall include reasonable and customary terms and conditions (including, but not limited to reasonable royalties) with respect to university-industry agreements.

7.       Patents and Patent Applications.
         -------------------------------

         a. NYU will promptly disclose to CORPORATION in writing any inventions which constitute potential NYU Patents.

         b. CORPORATION shall maintain all disclosures in confidence and shall not deliver or divulge them to any person or entity.

         c. At the initiative of CORPORATION or NYU, the parties shall consult with each other regarding the prosecution of all patent applications in respect of any inventions pertaining to the Research Technology, including but without limitation, the timing of the filing of such applications, the jurisdiction within which foreign counterparts of such applications should be filed and other details pertaining to the procurement and maintenance of patent rights.

         d. Notwithstanding anything to the contrary in Section 7.c. hereof, NYU shall determine the patentability of any invention pertaining to the Research Technology, and the desirability of filing or prosecuting patient applications thereon.

         e. All patent applications and patents pertaining to NYU Patents shall be filed, prosecuted and maintained by NYU through patent counsel selected by NYU, after consultation with CORPORATION, at the expense of CORPORATION. Against the submission of invoices, CORPORATION shall reimburse NYU for all costs and fees incurred by NYU in connection with the filing, maintenance, prosecution and protection of the NYU Patents.

         f. NYU and CORPORATION shall assist, and cause their respective employees and consultants to assist each other, in assembling inventorship information and data for the filing and prosecution of patent applications on inventions pertaining to the Research Technology. The scope, content and inventorship of such patent applications and the prosecution thereof, will be determined solely by NYU after consultation with CORPORATION as set forth in Section 7.c. hereof.

         g. Nothing herein contained shall be deemed to be a warrant by NYU that NYU can or will be able to obtain any patent or patents on any patent application or applications in the NYU Patents or any portion thereof, or that any of the NYU Patents will afford adequate or commercially worthwhile protection.

8.       Publication.
         ------------

         a. Prior to submission for publication of a manuscript describing the results of any aspect of the NYU Research Project, NYU shall send CORPORATION a copy of the manuscript to be submitted, and shall allow CORPORATION thirty (30) days from the date of such mailing to determine whether the manuscript contains such subject matter for which patent protection should be sought prior to publication of such manuscript, for the purpose of protecting an invention made by the NYU Scientist during the course and in the performance of the NYU Research Project. Should CORPORATION believe the subject matter of the 30-day period from the mailing date of such manuscripts to CORPORATION by NYU, CORPORATION shall give written notification to NYU of:

             i) its determination that such manuscript contains patentable subject matter for which patent protection should be sought; and

             ii) the countries in which such patent protection should be sought.

         b. After the expiration of such 30-day period from the date of mailing such manuscript to CORPORATION, unless NYU has received the written notice specified above from CORPORATION, NYU shall be free to submit such manuscript for publication to publish the disclosed research results in any manner consistent with academic standards.

         c. Upon receipt of such written notice from CORPORATION, NYU will thereafter delay submission of the manuscript for an additional period of up to sixty (60) days to permit the preparation and filing in accordance with Section 8, hereof of a U.S. patent application by NYU on the subject matter to be disclosed in such manuscript. After expiration of such 60-day period, or the filing of a patent application on each such invention, whichever shall occur first, NYU shall be free to submit the manuscript and to publish the disclosed results.

9.       Expiry and Termination.
         ----------------------

         a. Unless earlier terminated pursuant to this Section 9.b. or 9.c. below, this Research Agreement will terminate upon the expiration of the Option Period. The provisions of Sections 9, 12 and 15 hereof shall survive and remain in full force and effect after any expiration, cancellation or termination of this Agreement, including early termination as set forth below.

         b.  At any time prior to expiration of this Agreement pursuant to
             Section 9.a. hereof, any party may terminate this Agreement for cause, as "cause" is described below, by giving written notice to the other party. Cause for termination by one party of this Agreement shall be deemed to exist if the other party materially breaches or defaults in the performance or observance of any of the provisions of this Agreement and such breach or default is not cured within sixty (60) days after receipt of written notice thereof from the non-breaching party.

         c. Any party to this Agreement may, upon giving notice of termination, immediately terminate this Agreement upon receipt of notice that any party has become insolvent or has suspended business or has filed a voluntary petition or an answer admitting the jurisdiction of the U.S. Bankruptcy Court in the material allegations of, or has consented to, an involuntary petition purporting to be pursuant to any reorganization or insolvency law of any jurisdiction, or has made an assignment for the benefit of creditors or has applied for or consented to the appointment of a receiver or trustee for a substantial part of its property.

         d. Any amount payable hereunder by one of the parties to the other, which has not been paid by the date on which such payment is due, shall bear interest from such date until the date on which such payment is made, at the rate of two percent (2%) per annum in excess of the prime rate prevailing at the Citibank, N.A., in New York, New York, during the period of arrears and such amount and the interest thereon may be set off against any amount due, whether in terms of this Agreement or otherwise howsoever, to the part in default by any non-defaulting party.

         e. Termination of this Agreement shall not relieve the parties of any obligation to the other party incurred prior to such termination.

11.      No Assignment.
         -------------

         Neither CORPORATION not NYU shall have the right to assign, delegate or transfer at any time to any party, in whole or in part, any or all of the rights, duties and interest herein granted without first obtaining the written consent of the other to such assignment.

12.      Confidential Information
         ------------------------

         CORPORATION shall maintain any and all of the Research Technology in confidence and shall not release or disclose any tangible or intangible component thereof to any third party without first receiving the prior written consent of NYU to said release or disclosure. This obligation of confidentiality shall not apply to any component of the Research Technology which is part of the public domain prior to the Effective Date of this Agreement or which becomes a part of the public domain not due to some unauthorized act by or omission of CORPORATION after the Effective Date of this Agreement or which is disclosed to CORPORATION by a third party who has the right to make such disclosure.

13.      Representations and Warranties by CORPORATION.
         ---------------------------------------------

         CORPORATION hereby represents and warrants to NYU as follows:

         a. CORPORATION is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida. CORPORATION has been granted all requisite power and authority to carry on its business and to own and operate its properties and assets. The execution, delivery and performance of this Agreement have been duly authorized by the Board of Directors of CORPORATION;

         b. There is no pending or, to CORPORATION's knowledge, threatened litigation involving CORPORATION which WOULD HAVE ANY EFFECT ON THIS agreement or on CORPORATION's ability to perform its obligations hereunder, and

         c. There is no indenture, contract, or agreement to which CORPORATION is a party or by which CORPORATION is bound which prohibits or would prohibit the execution and delivery by CORPORATION of this Agreement or the performance or observance by CORPORATION of any term or condition of this Agreement.

14.      Representations and Warranties by NYU.
         -------------------------------------

         NYU hereby represents and warrants to CORPORATION as follows:

         a. NYU is a corporation duly organized, validly existing and in good standing under the laws of the State of New York. NYU has been granted all requisite power and authority to carry on its business and to own and operate its properties and assets. The execution, delivery and performance of this Agreement have been duly aiuthorized by the Board of Trustees of NYU.

         b. There is no pending or, to NYU's knowledge, threatened litigation involving NYU which would have any effect on this Agreement or on NYU's ability to perform its obligations hereunder; and

         c. There is no indenture, contract or agreement to which NYU is a party or by which NYU is bound which prohibits or would prohibit the execution and delivery by NYU of this Agreement or the performance or observance by NYU of any term or condition of this Agreement.

15.      Use of Name.
         -----------

         Without the prior written consent of the other party, neither CORPORATION nor NYU shall use the name of the other party or any adaptation thereof or of any staff member, employee or student, of the other party.

             i) in any product labeling, advertising, promotional or sales literature;

             ii) in connection with any public offering or private placement documentation pr prospectus or in conjunction with any application for regulatory approval, unless disclosure is otherwise required by law, in which case either party may make factual statements concerning the Agreement or file copies of the Agreement after providing the other party with an opportunity to comment and reasonable time within which to do so on such statement in draft

         Except as provided herein, neither NYU nor CORPORATION will issue public announcements about this Agreement or the status or existence of the NYU Research Project without prior written approval of the other party.

16.      Miscellaneous.
         -------------

         a. In carrying out this Agreement the parties shall comply with all local, state and federal laws and regulations including but not limited to, the provisions of Title 35 United States Code ss.200 et seq. and 15 CFR ss.368 et seq.

         b. If any provision of this Agreement is determined to be invalid or void, the remaining provisions shall remain in effect.

         c. This Agreement shall be deemed to have been made in the State of New York and shall be governed and interpreted in all respects under the laws of the State of New York.

         d. Any dispute arising under this Agreement shall be resolved in an action in the courts of New York State or the federal courts located in New York State, and the parties hereby consent to personal jurisdiction of such courts in any such action.

         e. All payments or notices required or permitted to be given under this Agreement shall be given in writing and shall be effective when either personally delivered or deposited, postage prepaid, in the United States registered or certified mail, addressed as follows:

                    To NYU: New York University School of Medicine 550 First Avenue
                                      New York, NY 10016
                                      USA

                                      Attention: Isaac T. Kohlberg
                                      Vice Provost
                                      and

                                      Office of Legal Counsel
                                      New York University
                                      Bobst Library
                                      70 Washington Square South
                                      New York, NY 10012

                                      Attention: Kathy Schultz

                    To CORPORATION:   B Twelve, Inc.
                                      3303-130 Adelaide Street West
                                      Toronto, Ontario M5H 3P5
                                      CANADA

                                      Attention: Uri Sagman, M.D., F.R.C.P.(C)
                                      President and CEO

             Or such other address or addresses as either party may hereafter specify by written notice to the other. Such notices and communications shall be deemed effective on the date of delivery of fourteen (14) days after having been sent by registered or certified mail, whichever is earlier.

         f. This Agreement (and the annexed Appendices) constitute the entire Agreement between the parties and no variation, modification or waiver of any of the terms or conditions hereof shall be deemed valid unless made in writing and signed by both parties hereto. This Agreement supersedes any and all prior agreements or understandings, whether oral or written, between CORPORATION and NYU.

         g. No waiver by either party of any non-performance or violation by the other party of any of the covenants, obligations or agreements of such other party hereunder shall be deemed to be a waiver of any subsequent violation or non-performance of the same or any other covenants, agreement or obligation, nor shall forbearance by any party be deemed to be a waiver by such party of its rights or remedies with respect to such violation or non-performance.

         h. The descriptive headings contained in this Agreement are included for convenience and reference only and shall not be held to expand, modify or aid in the interpretation, construction or meaning of this Agreement.

         i. It is not the intent of the parties to create a partnership or joint venture or to assume partnership responsibility or liability. The obligations of the parties shall be limited to those set out herein and such obligations shall be several and not joint.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the date and year first above written.

                  NEW YORK UNIVERSITY

                  By: /s/ Isaac T. Kohlberg
                      ------------------------------------
                          Isaac T. Kohlberg

                  Title: Vice Provost
                  Date: 11/11/99

                  B TWELVE, INC.

                  By: /s/ Uri Sagman
                      -------------------------------------
                          Uri Sagman

                  Title: President
                  Date: Nov. 11, 1999

                                   APPENDIX I

                                  Research Plan

The goal of the proposal is to synthesize monomeric and dimeric vitamin B12 analogs based on known chemistry and provide those compounds to B Twelve, Inc for testing. We plan to develop solid-phase combinatorial chemistry to accelerate the discovery of more effective B12 analogs.

                                                                    EXHIBIT 10.3

                 EXTENSION/MODIFICATION RESEARCH COLLABORATION
                               AGREEMENT BETWEEN
            THE RESEARCH FOUNDATION OF STATE UNIVERSITY OF NEW YORK
                                      AND
                                  B TWELVE LTD

                               Modification No. 1
                           R.F. Account No. 412-6544A


     The Agreement heretofore entered into between THE RESEARCH FOUNDATION OF STATE UNIVERSITY OF NEW YORK (Foundation) and B TWELVE LTD (Contractor) made effective as of the 19th day of August, 1999 is hereby amended as follows:


     1. Amend Article I Evaluation of the Antibodies to the following subparts;

          e) In addition to providing the existing murine-antibodies as provided in subparagraph a.., Foundation will also provide transcobalamin II (TCII) protein to Collaborator, an perform certain other related responsibilities, in accordance with the Research Plan Amendment. It is understood and agreed that Collaborator will share the TCII with a Research Laboratory designated by Foundation and Collaborator, for the sole purpose of enabling the Research Laboratory to generate humanized monoclonal antibodies (human-mAB). Transfers of TCII to the Research Laboratory will occur only after the Research Laboratory has executed a Confidentiality Agreement which, among other provisions, prohibits the Research Laboratory from making any commercial use of the TCII or human-mAB, unless Research Laboratory first obtains a license from Foundation. Any costs incurred by Research Laboratory in preparing the human-mAB will be borne solely by Collaborator and /or Research Laboratory. Moreover, the results of services performed by Research Laboratory will be considered work-for-hire. Consequently, Collaborator will assure that human-mAB prepared by Research Laboratory, as well as technical information and data concerning human-mAB, are shared with Foundation.

          f) Ownership of intellectual property resulting form activities under this agreement, and allocation of license and other rights, will be determined by Foundation and Collaborator based on their respective intellectual contributions to the development of such intellectual property.

     2. Amend Article III, Performance of Research, subpart 14 award to add the following:

          a) i. In addition to Phase I support totaling $124,862.00, SPONSOR agrees to pay UNIVERSITY the additional sum of One Hundred Twenty Nine Thousand Eight-Hundred Fifty-Six Dollars ($129,856.00) for th additional Research obligations described in Exhibit B as amended and attached. This additional compensation, as shown by approximate category of expense described in Exhibit C as amended and attached, shall be payable according to the following schedule:

Payment Date                  Research Period                    Payment Amount
------------                  ---------------                    --------------

1.  Oct. 31, 2000        1.  Aug. 1 - Oct. 31, 2000              1. $32, 464.00
2.  Nov. 31, 2000        2.  Oct. 1 - Jan. 31, 2001              2. $32, 464.00
3.  Jan. 1, 2001         3.  Feb. 1 - Apr. 30, 2001              3. $32, 464.00
4.  May 1, 2001          4.  May 1 - July 31, 2001               4. $36, 464.00


     3.   Amend Article 15. Basic Term as follows:

          This agreement shall continue in force for two (2) years, from August 1, 1999 through July 31, 2001.

     4. Except as amended as herein above set forth, the said agreement between the parties is hereby ratified and confirmed and shall continue in full force and effect according to its terms.


THE RESEARCH FOUNDATION OF                   B TWELVE LTD
STATE UNIVERSITY OF NEW YORK


By: /s/ Robert S. Mason                      By: /s/ Uri Sagman
   --------------------------------              ------------------------------
    Robert S. Mason                              Uri Sagman
    Contract and Grant Specialist                President & CEO
    Office of Sponsored Program Services

Dated: 11/01/00                              Dated: Feb. 27, 2001
       ------------------                          -----------------------

                              EXHIBIT B AMENDMENT
                                 (October 2000)

Research Objectives for the 2nd Year

1. Purify additional TCR for monoclonal Ab production and protein sequence determination.

2. Initiate production on monoclonal Ab to human TCR in collaboration with Medarex, Inc. We propose the following outline for this project:

     o    Inject 3 transgene mice with 10g of purified TCR.

     o This is to be followed by two additional injections of 5 g each at 10-15 day intervals or at an interval to be determined after discussions with Medarex.

     o The mice are to be bled 2 weeks after the last injection and serum sent to SUNY-Downstate for testing. Medarex will also screen for anti TCR antibodies by ELISA assay. We will provide the antigen for this analysis.

     o We will test each of the samples for anti TCR antibodies that block the uptake of TCII-Cbl by K562 cells. Results of this test will determine the next stage of mAb production.

     o Assuming that one, or all three mice will be used for the next stage of mAb generation; the fusion of spleen derived lymphocytes with myeloma cells. Culture medium from positive wells by ELISA assay will be sent to SUNY-Downstate for identifying samples containing anti TCR antibodies that block the uptake of TCII-Cbl.

3. Test Cbl analogues for binding to TCII. This aspect of the project will proceed as the availability of Cbl analogues synthesized by Dr. Steve Wilson at NYU become available and may be extended to include testing the effect of these analogues on TCII-Cbl uptake and cell growth in cultured cell lines.

                                   EXHIBIT C
                            AMENDMENT (October 2000)

                      Proposed Budget for the Second Year
                      -----------------------------------

Personnel                   Effort      Base Salary     Benefits        Total
---------                   ------      -----------     --------        -----

Edward C. Quadros, Ph.D.      40%         $34,533        $10,187       $ 44,720
Research Associate           100%         $36,538        $10,779       $ 47,317

                                   Subtotal:                           $ 92,037

Supplies
--------

Reagents and Radioisotopes                                             $ 20,800
Sterile disposable plasticware
Laboratory Supplies

Travel
------

Scientific Meetings                                                    $  2,080

Subtotal Direct Costs                                                  $114,917
Indirect Costs @ 13%                                                     14,939

Total Costs                                                            $129,856

                                                                    EXHIBIT 10.4


THIS DEBT SETTELEMENT AGREEMENT AND PUT OPTION made the 19th day of November, 2002.


BETWEEN:

         KYTO BIOPHARMAN, INC. (the "Corporation") a corporation incorporated under the laws of the State of Florida and previously known as B. Twelve, Inc.

                                                               OF THE FIRST PART

AND

         NEW YORK UNIVERSITY (the "Creditor") a New York Education Corporation

                                                              OF THE SECOND PART


WHEREAS the Corporation in indebted to the Creditor in the aggregate amount of U.S. $102,780 as of the date hereof (the "Debt") pursuant to the terms of a Collaborative Research Agreement dated November 1, 1999 (the "CRA"), between the Corporation and the Creditor;

AND WHEREAS the parties hereto wish to settle the Debt by having the Corporation issue common shares from treasury to the Creditor.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the mutual promises and agreements herein contained (the receipt and sufficiency of which are hereby acknowledged by each of the parties), the parties hereto covenant and agree as follows:

1. Subject to regulatory approval, the Creditor hereby agrees to convert the debt by subscribing for 113,058 common shares at a price of $1.00 per share as represented by share certificate number 1236 (the "Settlement Shares"). In consideration for the Settlement Shares, the Creditor shall remise, release and forever discharge the Corporation from the Corporation's Debt, said release and discharge to be in the form annexed hereto as Schedule "A," (the "Release") provided, however, that said Release is applicable only to the Debt and shall not apply with respect to any other obligations of the Corporation to the Creditor or claims the Creditor may now or hereafter have against the Corporation whether such claim or obligation arises under the terms of the CRA or otherwise.

2. Subject to regulatory approval, the Corporation hereby agrees that in consideration of the above Release is shall allot and issue the Settlement Shares to the Creditor, said Settlement Shares to be issued at a paid up capital price of U.S. $1.00 per share. The Creditor is not obligated to make any further payment for the Settlement Shares, provided, however, that the Creditor executes the Release. The Settlement Shares are to be issued under section 4(2) of the Securities Act of 1933, as amended, or under any other exemption from the registration requirements which may be available to the Corporation. As a result, the Settlement Shares are restricted and cannot be sold or otherwise transferred by the Creditor in the absence of registration of the Settlement Shares by the Corporation or an available exemption from registration under the Securities Act of 1933, as amended.

3. Subject to regulatory approval, the Corporation hereby agrees to grant to the Creditor the right to sell the Settlement Shares back to the Corporation (the "Put Option") on the terms and conditions set out below:

     (a) Purchase of Shares. The Corporation hereby irrevocably agrees to purchase from the Creditor up to 113,058 Settlement Shares at a price of U.S. $1.00 per Share (the "Option Price") upon notice ("Notice") in the form attached hereto as Schedule "B" from the Creditor of its intention to exercise its Put Option hereunder provided that such Notice is given to the Corporation by the Creditor during the period commencing on the date which is three (3) years from the date of this Agreement and ending 30 days thereafter (the "Exercise Period"). The Corporation shall be obligated under the terms of the Put Option to purchase only the Settlement Shares as represented by share certificate Number 1236 and any shares obtained by the Creditor as a result of a stock dividend or stock split that are traceable to the Settlement Shares and held by the Creditor.

     (b) Payment of Proceeds of Sale. Upon receiving Notice, the Corporation shall, within 90 days from the date of such Notice, make payment of the Option Price in a form and manner instructed by the Creditor.

     (c) Adjustments. In the event of a split or reverse split/consolidation of the issued and outstanding common shares of the Corporation, the number and Option Price of the Settlement Shares specified in this Agreement shall be adjusted accordingly.

4. The Corporation shall use its best efforts to register the Shares with the United Stated Securities and Exchange Commission ("SEC"), under the Securities Act of 1933 (United States) as amended (the "Registration") within three (3) years from the date of this Agreement. In connection with the Registration, the Corporation shall:

     (a) prepare and file a registration statement or similar document (a "Registration Statement"), or amend and re-file the Corporation's SB-2 Registration Statement Filed with the SEC on July 30, 2002, in respect of the Shares;

     (b) prepare and file with the SEC such amendments and supplements to such Registration Statement used in connection therewith as may be necessary to keep such Registration Statement effective and to comply with the provisions of the Securities Act of 1933, as amended, in respect of the sale or other disposition of all the Shares covered by such Registration Statement until the earlier of such time as all of such Shares been disposed of or the expiration of one year.

     (c) furnish to the Creditor such number of copies of the Registration Statement in conformity with the requirements of the Securities Act of 1933, as amended and each amendment or supplement thereto, together with such other documents as the Creditor may reasonably request;

     (d) provide and cause to be maintained a transfer agent and registrar for the Shares covered by the Registration Statement from and after a date not later than the effective date of such Registration Statement; and

     (e) during the period when the Registration Statement is required to be effective, notify the Creditor of the occurrence of any event, the result of which will cause the prospectus included in the Registration Statement to contain an untrue statement of a material fact or to omit to state any material fact required to be stated therein or must be disclosed to make the statements therein not misleading, and prepare a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Shares, such prospectus will not contain an untrue statement of a material fact of omit to state any material fact requires to be stated therein or necessary to make the statements therein not misleading.

The Corporation shall bear all expenses arising or incurred in connection with any of the transactions contemplated by this section, including without limitation: (a) all expenses in respect of filing with the SEC, OTC/BB, any securities exchange or the National Association of Securities Dealers, Inc.; (b) registration fees; (c) printing expenses; (d) accounting and legal fees and expenses (but excluding the fees and expenses of any accountants or legal counsel engaged by the Creditor); (e) expenses of any special audits or comfort letters incidental to or required by the Registration; and (f) expenses in respect of complying with securities with securities laws of any jurisdiction in connection with the Registration.

5. It is further acknowledged by the parties that the participation of the Parties hereto is voluntary.

6. The parties hereto agree that the covenants contained herein shall be binding upon their respective heirs, executors, administrators and assigns.

7. This Agreement shall be governed by an dconstrued in accordance with the laws of the State of New York and the federal laws of the United States of America applicable therein and each of the Creditor and the Corporation do agree to submit to the jurisdiction of the courts of the State of New York.

8. This Agreement and the schedules annexed hereto supersede all prior negotiations, undertakings and agreements between the parties solely with respect to the Devt and the issuance of the Settlement Shares, and this Agreement and its schedules constitute the entire agreement of the parties respecting the matters herein contained. Each of the Creditor and the Corporation acknowledge and agree that they will continue to engage in ongoing research initiatives with each other, whether under the terms of the CRA or pursuant to any other agreement to be entered into by the parties.

9. No amendment, modification, alteration, or waiver of the terms of this Agreement shall be binding unless made in writing and executed by the parties hereto or their successors or assigns.

10. This Agreement may be executed by the parties hereto in one or more counterparts by original or facsimile signature, each of which when so executed shall be deemed an original and all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF this Agreement has been executed the parties hereto as of the day and year first above written.

KYTO BIOPHARMA, INC.                          NEW YORK UNIVERSITY


Per: /s/ Jean-Luc Berger                      Per: /s/
     ------------------------------                -----------------------------
     Jean-Luc Berger, A.S.O
     President & C.E.O.
     I have authority to bind                      I have authority to bind the
     the corporation.                              University.

TO:      KYTO BIOPHARMA, INC. (THE "CORPORATION") (PREVIOUSLY KNOWN AS B TWELVE,
         INC.)

AND TO:  THE DIRECTORS OF THE CORPORATION

FROM:    NEW YORK UNIVERSITY

IN CONSIDERATION of the issuance of 113,058 common shares in the capital stock of KYTO BIOPHARMA, INC., (the "Corporation"), as represented by share certificate number 1236, to the undersigned in accordance with a debt settlement agreement dated as of the date hereof, between the Corporation and NEW YORK UNIVERSITY, the undersigned hereby remises, releases and forever discharges the Corporation from its obligation to pay a debt of $102,780 owed to NEW YORK UNIVERSITY by the Corporation (The "Debt"), provided, however, that this Release is applicable only to the Debt and shall not apply with respect to any other obligations of the Corporation to the Creditor or claims the Creditor may now or hereafter have against the Corporation whether such claim or obligation arises under terms of the Collaborative Research Agreement dated November 1, 1999 between the Corporation and New York University, or otherwise.

DATED this 21st day of November, 2002.

NEW YORK UNIVERSITY

PER:



----------------------------------------
I have authority to bind the University.

                                  APPENDIX "B"

                         ELECTION TO EXERCISE PUT OPTION

TO:    KYTO BIOPHARMA, INC. (THE "CORPORATION")

The undersigned option holder hereby irrevocably elects to exercise its PUT OPTOPN to sell common shares (the "Settlement Shares") granted by the Corporation pursuant to a Debt Settlement Agreement dated November 19, 2002 for the number of common shares of the Corporation (or other property or securities subject thereto) as set forth below:

A.  Number of Settlement Shares to be Sold to the
      Corporation (max 113,058):                               -----

B.  Option Exercise Price (per Common Share):                  $1.00

         Aggregate Purchase Price: $_____ and hereby tenders _____ share certificate(s) representing ____ common shares in the capital stock of the Corporation which share certificate(s) has been endorsed for transfer.

DATED THIS ____ DAY OF ________________, 2005.


NEW YORK UNIVERSITY


__________________________________
Signature

__________________________________
Name and Title of Signatory (please print)

                                                                    EXHIBIT 10.5


                EXTENSION MODIFICATION OF RESEARCH COLLABORATION
                               AGREEMENT BETWEEN
                   B TWELVE, INC. (dba) KYTO BIOPHARMA, INC.
                                      AND
            THE RESEARCH FOUNDATION OF STATE UNIVERSITY OF NEW YORK

                               Modification No. 2
                         RF NO. (100) 1009663 - 006850
                         Effective December 17th, 2004


         The agreement entered into between FOUNDATION and COLLABORATOR made effective as of August 19th, 1999 (the "Agreement") and modified by Modification No. 1, Effective as of February 27th, 2001 (the "Modification I"), is hereby further amended in this Modification 2 as follows, effective December 17, 2004:


1. The "COLLABORATOR" in the Agreement and "Contractor" in Modification 1 shall be KYTO BIOPHARMA, INC., doing business through B Twelve Limited, incorporated and organized under the laws of Canada and the Province of Ontario, on March 5, 1999, with its principal offices located at c/o B Twelve Limited, 41 A. Avenue Road, York Square, Toronto, Ontario M5R 2G3.

2. The terms "COLLABORATOR" in the Agreement and "Contractor" in Modification 1 shall be used interchangeably and shall be as defined in this Modification 2 as "CONTRACTOR". The CONTRACTOR shall be KYTO BIOPHARMA, INC. and B Twelve Limited, jointly and severally.

3. Any reference to the UNIVERSITY in the Agreement shall be deleted and replaced with the FOUNDATION. The FOUNDATION assumes all rights, duties, and obligations of UNIVERSITY, if any, from the Agreement.

4. CONTRACTOR and FOUNDATION shall pay the non-breaching party's litigation, court, and other fees and expenses, including attorney's fees, for any action to remedy a material breach hereunder, including non-payment of money owed or non-performance of the Research Plan as required.

5. CONTRACTOR and FOUNDATION acknowledges that the "3-Way Confidentiality and Nondisclosure Agreement: dated June 1, 2003 was never fully executed and is rescinded and void. The Agreement contains a confidentiality provision for the conduct of this relationship which will govern.

6.   The parties agree to amend Article III, Performance of Research, Subpart
     14. a) as follows:

     a) ii. To authorize the initiation of Phase III research to the Research Plan as put forth in Exhibit B-2, attached, and;

     A. For CONTRACTOR to authorize additional funding of $35,000.00 USD to be appropriated for the initial 6 months of the conduct of the Research Plan from January 1, 2005 through June 30, 2005, and;

     1. Such payment to be made to the FOUNDATION by CONTRACTOR prior to or upon the execution date of this Modification. The parties agree that no work on the Research Plan shall commence until full payment is received by FOUNDATION.

7. The parties agree to delete Subpart b. of Article 14, Award, in its entirety.

8. Pursuant to and subject to Section 3 of the Agreement, the parties shall cooperate in making a determination of ownership of any intellectual property rights.

9.   The parties agree to amend Article III, Subpart 15, Basic Term as follows:

Notwithstanding Article 16, Default and Termination, this Agreement shall continue in perpetuity unless otherwise terminated by mutual consent of the parties.

10. It is agreed that CONTRACTOR shall, with due diligence, amend )Patent NO. 5,688,504 awarded to Dr. Alton Charles Morgan Jr. and owned by CONTRACTOR to legally establish joint ownership of the same by CONTRACTOR and FOUNDATION and shall prepare and execute all necessary documents to that end.

11. Under Modification No. 1, the Research Laboratory shall enter into a Confidentiality Agreement with either CONTRACTOR or FOUNDATION which is acceptable in all respects to FOUNDATION at its sole discretion. The parties agree that the Mutual Confidentiality and NonDisclosure Agreement between Contractor and Medarex, Inc. is acceptable. This Agreement is attached hereto as Attachment 3.

12. Except as amended as herein above set forth, the said Agreement and Modification No.1 between the parties is hereby ratified and confirmed and shall continue in full force and effect according to its terms as evidenced by the signatures below.


THE RESEARCH FOUNDATION                    KYTO BIOPHARMA, INC.
OF STATE UNIVERISTY OF NEW YORK




By: /s/ Robert S. Mason     12/17/04       By: /s/ Jean Luc Berger   Dec 17 2004
    -------------------------------            ---------------------------------
         Signature            Date                   Signature          Date

   Printed Name and Title:                     Printed Name and Title:

   Robert S. Mason                             Jean Luc Berger
   Sr. Contract & Grant Specialist

                                                           Exhibit B Amendment 2



                    SUNY-KYTO Research update and future work

1. Humanized monoclonal antibodies to human transcobalamin (TC)

2. Purification of the receptor for TC-Cbl

3. Further purification and identification of the receptor

4. Generation of monoclonal antibodies to the receptor protein

5. Alternate strategies for blocking the receptor protein

                                                                    EXHIBIT 10.6


                               SERVICES AGREEMENT

                                    BETWEEN:

                              KYTO BIOPHARMA, INC.

                                       and

                                 GERARD SERFATI


This Services Agreement (the "Agreement") is entered into as of November 1, 2004 ("Effective Date"), by and between Kyto Biopharma, Inc. (the "Company"), having a principal place of business at 41A Avenue Road, Toronto, Ontario, M5R 2G3, Canada and Gerard Serfati, an individual ("Serfati").

WHEREAS the Company is a corporation existing under the laws of the State of Florida; and

WHEREAS, the Company desires to generate and increase customer interest in the Company's products and technologies and explore merger/acquisition possibilities; and

WHEREAS, it is the intention of the parties to enter into a binding agreement based upon the terms set forth below.


1.0 FINANCIAL MARKETS ACCESS AND MERGER/ACQUISITION

1.1 Serfati will implement a program designed to generate interest in the Company's products and technologies and to explore acquisition opportunities. Serfati and any third parties retained in connection with this contract will limit disclosure to approved "Marketing Material" and/or "Confidential Information".

    a. Serfati will use its generation and acquisition program to contact potential customers and a number of acquisition targets in Europe and in North America using "Marketing Material". This lead program shall be exclusive as to the potential customers/acquisition targets who will have been contacted by Serfati as a result of this program.

    b. Serfati will approach on behalf of the Company a number of candidates for merger and/or acquisitions.

2.0 RETENTION OF SERFATI

2.1 The Company hereby retains Serfati on a non-exclusive basis for a term of two (2) years to perform the services outlined in Sections 1 and 2 herein. The term of this Agreement may be extended for additional 120 day periods upon mutual written agreement of the parties.

2.2 The Company shall pay Serfati an initial retainer of $0, payment of which shall be made upon execution of this Agreement.

2.3 In addition to the retainer fee set forth in Section 2.2 above, the Company shall, upon execution of this Agreement, issue to Serfati 4,500,000 shares of the Company's common stock and the shares will be fully tradable and delivered before the program is started.

3.0 NO AGENCY

3.1 Serfati understands and acknowledges that this letter shall not create or imply any agency agreement between the parties and Serfati shall not, nor shall Serfati have the right to, commit the Company, its officers, directors or shareholders in any manner except as shall have been specifically authorized in writing by the Company.

4.0 INDEMNIFICATION

4.1 In connection with the services which Serfati has agreed to render to the Company hereunder, the Company shall indemnify Serfati and any third parties retained in connection with this Agreement and hold them harmless against any losses, claims, damages or liabilities to which Serfati may become subject in connection with the rendering of such services except for losses, claims, damages or liabilities resulting from or arising out of gross negligence, misrepresentation or willful conduct of Serfati. Serfati will promptly notify the Company upon receipt of any notices of claim or threat to institute an action or proceeding for which it or any other person claims entitlement to indemnification pursuant to this provision and will promptly notify the Company after any such proceeding is commenced. In the event Serfati becomes involved in any action or proceeding for which it is indemnified hereunder and the Company neglects to defend in good faith any such action on behalf of Serfati, then Serfati shall be entitled to retain separate counsel of its choice and the Company shall reimburse Serfati for any legal or other expenses reasonably incurred by it in connection with investigating, preparing to defend or defending any lawsuits or other proceedings arising in any manner out of or in connection with the rendering of such services the Company agrees that the indemnification and reimbursement commitment set forth in this Agreement shall apply whether or not Serfati is a formal party to any such lawsuits or other proceedings.

4.2 Serfati agrees to indemnify and hold the Company, its officers, directors, agents and employees harmless from and against any losses, claims, damages, expenses (including reasonable counsel fees) or liabilities resulting from any actual or threatened actions, suits, proceedings or claim by third parties which arise out of violations of any federal or state securities laws due to Serfati's gross negligence, misrepresentation or willful misconduct.

4.3 The indemnity agreement contained in this Section 4 and the representations and warranties of the parties hereto contained in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement or (ii) any investigation made by Serfati or on behalf of Serfati or on behalf of the Company, its officers or directors or any other person controlling the Company.

5.0 MODIFICATION/SEVERABILITY

5.1 The Agreement is the entire agreement between the parties which may not be amended or modified except in writing, and shall be binding upon any inure to the benefit of the parties and their successors and assigns. If any provision of this Agreement, or part thereof, shall be held to be invalid or unenforceable, it shall not affect the validity or enforceability of the remaining part or any other provision.

6.0 HEADINGS

6.1 Headings are for convenience only and shall not affect the interpretation or meaning of the context thereunder.

7.0 REPRESENTATIONS OF THE COMPANY

7.1 By execution of this Agreement, the Company represents and warrants to Serfati, and Serfati shall be entitled to rely fully upon such representation, that (i) it has full and complete corporate authority to enter into this Agreement, (ii) that the officer executing this Agreement on behalf of the Company is duly empowered to so execute and, as of the date of signing, holds in good standing the office indicated and (iii) that the Company intends to be legally bound by the terms set forth herein which shall be governed and interpreted under the laws of the State of Florida without reference to any conflicts of laws, principles or rules.

IN WITNESS WHEREOF the parties hereto have executed this Agreement effective as of the day and year set forth above.


KYTO BIOPHARMA, INC.                                   GERARD SERFATI

By:   /s/ Jean-Luc Berger                              By:  /s/ Gerard Serfati
     ---------------------                                  ------------------
         Jean-Luc Berger
         President and C.E.O.